Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT by and between BCP ACQUISITIONS LLC and SCIENTIFIC GAMES CORPORATION Dated as of October 27, 2021

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Exhibit A          iLottery Commercial Agreement Term Sheet

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EQUITY PURCHASE AGREEMENT (this “Agreement”) dated as of October 27, 2021, by and between BCP ACQUISITIONS LLC, a Delaware limited liability company (“Buyer”), and SCIENTIFIC GAMES CORPORATION, a Nevada corporation (“Parent”).

WHEREAS, Parent, directly or indirectly through its Subsidiaries, is engaged in the business research, development, manufacture, operation, marketing, sale, distribution, licensing and provision of instant lottery and draw-based lottery products and games, lottery systems and technology, retail lottery solutions (including automated distribution technology for instant or draw lottery games) (in each case, including through the internet (“iLottery”)) and iLottery game content, including, in each case, all related software, products and services; provided that iLottery will be included in the Business except to the extent specifically retained by Parent and its Subsidiaries pursuant to the iLottery Commercial Agreement term sheet attached as Exhibit A (the “Business”);

WHEREAS, Parent, directly or indirectly, is the sole record and beneficial owner of all of the issued and outstanding equity interests in each of the other Sellers;

WHEREAS, following the Internal Reorganization, the Sellers will be the sole record and beneficial owners of the Transferred Equity Interests and all of Parent’s direct or indirect interests in the Transferred JVs;

WHEREAS, following the Internal Reorganization, the Transferred Companies directly or indirectly, together with the Business Subsidiaries and the Transferred JVs, will hold and operate the Business;

WHEREAS, Buyer desires to purchase, or cause certain of its Affiliates to purchase, from the Sellers, and the Sellers desire to sell to Buyer or such Affiliates, the Transferred Equity Interests and thereby the Business, on the terms and subject to the conditions set forth in this Agreement (the “Acquisition”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as an inducement to and condition of Parent’s willingness to enter into this Agreement and the other Transaction Documents to which it is a party, the Sponsor is delivering to Parent a Limited Guaranty;

WHEREAS, concurrently with the execution and delivery of this Agreement, Buyer and Parent are entering into a transition services agreement (the “Transition Services Agreement”), to be effective as of the Closing; and

WHEREAS, concurrently with the execution and delivery of this Agreement, (a) SG Gaming, Inc., an Affiliate of Parent, and SGI are entering into a trademark, copyright and other Intellectual Property (other than Patents) license agreement (the “Intellectual Property License Agreement”), to be effective as of the Closing, (b) SGI and Parent, each as licensor and licensee, are entering into a patent license agreement (the “Patent License Agreement” and, together with the Intellectual Property License Agreement and the Trademark Assignment and License Agreement, the “License Agreements”), to be effective as of the Closing, and (c) SGI and Parent are entering into an amendment to the Trademark Assignment and License Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale of Transferred Equity Interests

SECTION 1.01.          Purchase and Sale of Transferred Equity Interests.  (a) On the terms and subject to the conditions of this Agreement, at the Closing, Parent shall, and shall cause the other Sellers to, sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and accept from Parent and the other Sellers, the Transferred Equity Interests, free and clear of all Liens, other than transfer restrictions under applicable Securities Laws, in exchange for an aggregate consideration for all Transferred Equity Interests equal to $5,825,000,000 in cash (the “Purchase Price”), subject to adjustment as set forth below in Section 1.04.

(b)          The Purchase Price (and any other amounts treated as paid in consideration for the Transferred Companies for Tax purposes) shall be allocated among Parent and the other Sellers in accordance with the allocation schedule set forth in Section 1.01(b) of the Parent Disclosure Letter (the “Allocation Schedule”).  Corresponding adjustments shall be made to the Allocation Schedule to reflect the payment of any amount pursuant to Section 1.05(a), Section 1.05(b) or Section 5.30.

(c)          Parent shall prepare and deliver to Buyer a schedule allocating the amount allocated to each Transferred Company pursuant to the Allocation Schedule among the assets of such Transferred Company, to the extent applicable (the “Asset Allocations”) within 90 calendar days after the Closing Date. The Asset Allocations shall be prepared in good faith in accordance with Section 1060 of the Code and the Treasury Regulations thereunder or applicable state Tax Law.  Any adjustments to the Purchase Price in accordance with Section 1.05(a) or Section 1.05(b) shall be incorporated into the Asset Allocations when finalized in accordance with the terms thereof.  Buyer shall have the right to review and raise any objections in writing to the Asset Allocations during the 30 calendar-day period after receipt thereof. If Buyer does not raise any objections within such 30 calendar-day period, Buyer shall be deemed to have agreed to Parent’s Asset Allocations and such Asset Allocations shall be final, conclusive and binding upon the parties. If Buyer raises an objection in writing within such 30 calendar-day period, the parties shall negotiate in good faith to resolve the dispute. If the parties are unable to resolve the dispute within 30 calendar days after the commencement of such negotiations, then the Independent Expert shall be engaged to review the Asset Allocations and to finally resolve all disputes in accordance with the procedures and provisions related to the Independent Expert described in Section 1.04, mutatis mutandis. The determination of the Independent Expert regarding the Asset Allocations shall be delivered as soon as practicable following engagement of the Independent Expert, but in no event more than 60 calendar days thereafter, and shall, absent manifest error, be final, conclusive and binding upon Parent and Buyer. The cost of the Independent Expert shall be allocated between Parent, on one hand, and Buyer on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party hereto bears to the amount actually contested by such party. For example, if Parent claims the amount allocated to a Transferred Company is $1,000 greater than the amount determined by the

Buyer’s accountants, Buyer contests only $500 of the amount claimed by Parent, and the Independent Expert ultimately resolves the dispute by awarding Parent $300 of the $500 contested, then the costs and expenses of the Independent Expert will be allocated 60% (i.e., $300 ÷ $500) to Buyer and 40% (i.e., $200 ÷ $500) to Parent.  Except as required by applicable Law, Parent and the Buyer (x) shall (and shall cause their respective Affiliates to) file all Tax Returns in a manner consistent with the Asset Allocations determined to be final by this Section 1.01(c) (the “Final Asset Allocations”) and (x) shall not (and shall cause their respective Affiliates not to) take any position inconsistent with the Final Asset Allocations in any Action related to Taxes.  The Final Asset Allocations shall be appropriately adjusted to reflect any payments made pursuant to Section 5.30.

SECTION 1.02.          Closing.  The consummation of the Acquisition (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages at 10:00 a.m., New York City time, on the third (3rd) Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by the parties entitled to the benefit thereof) of all of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing), or at such other place, time and date as shall be agreed in writing between Buyer and Parent; provided, however, that in no event shall Buyer be obligated to consummate the Closing prior to the third Business Day immediately following the final day of the Marketing Period (or such earlier date during the Marketing Period specified by Buyer on at least two Business Days’ written notice to Parent). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03.          Transactions to be Effected At the Closing

(a)          At the Closing, Buyer shall take all actions to pay (or cause to be paid) to Parent (or, at Parent’s election, any such Person as may be designated in writing by Parent at least five (5) Business Days prior to the Closing Date), by wire transfer of immediately available funds to an account designated in writing by Parent at least five (5) Business Days prior to the Closing Date, an amount equal to (i) the Purchase Price plus (ii) the Estimated Adjustment Amount (“Closing Date Amount”).

(b)          At the Closing, Parent shall deliver or cause the Sellers to deliver to Buyer:

(i)          duly executed instruments of assignment in respect of the Transferred Equity Interests in form and substance reasonably acceptable to Buyer, evidencing the sale, assignment, transfer, conveyance and delivery of the Transferred Equity Interests to Buyer;

(ii)          an IRS Form W-9 for each Seller; and

(iii)          evidence of consummation of the Parent Indebtedness Release, in form and substance reasonably acceptable to Buyer.

SECTION 1.04.          Purchase Price Adjustment.  (a)  Not less than five (5) Business Days prior to the Closing Date, Parent shall prepare in good faith and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth Parent’s good faith estimate of (i) Closing Cash (“Estimated Closing Cash”), (ii) Closing Working Capital (“Estimated Closing Working Capital”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) Business Expenses (“Estimated Business Expenses”) and (v) Estimated Adjustment Amount, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Estimated Closing Statement.  The Estimated Closing Statement shall be prepared in accordance with the terms of this Agreement, and Closing Cash, Closing Working Capital, Closing Indebtedness and Business Expenses shall be determined without duplication. Notwithstanding anything to the contrary in this Agreement, none of Estimated Closing Cash, Closing Cash, Estimated Closing Working Capital, Closing Working Capital, Estimated Closing Indebtedness or Closing Indebtedness shall include any of the Transferred JVs.

(b)          As promptly as practicable, and in any event within ninety (90) calendar days after the Closing Date, Buyer shall prepare and deliver to Parent a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of Closing Cash, Closing Working Capital, Closing Indebtedness, Business Expenses and Final Adjustment Amount assuming the amounts set forth in the Closing Statement were final, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Closing Statement.  The Closing Statement shall be prepared in accordance with the terms of this Agreement.  The parties agree that the purpose of preparing the Closing Statement and determining Closing Cash, Closing Working Capital, Closing Indebtedness and Business Expenses and the related adjustments contemplated by this Section 1.04(b) is to measure the amount of Closing Cash, Closing Working Capital, Closing Indebtedness and Business Expenses in accordance with the terms of this Agreement, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining Closing Cash, Closing Working Capital, Closing Indebtedness and Business Expenses than those set forth in this Agreement.  Following the delivery of the Closing Statement, Buyer shall provide Parent and its Representatives with reasonable access to the Business Records and relevant personnel and properties of the Business Companies referred to or involved in the preparation of the Closing Statement to permit Parent to review the Closing Statement and Buyer’s calculation of Closing Cash, Closing Working Capital, Closing Indebtedness, Business Expenses and Final Adjustment Amount as set forth therein.  The Closing Statement shall become final and binding upon the parties on the forty-fifth (45th) calendar day following receipt thereof by Parent, unless Parent gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Buyer prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the item(s), dollar amount(s), and nature of any disagreement so asserted, together with Parent’s alternative calculation of such disputed item.  If a timely Notice of Disagreement is received by Buyer, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Buyer and Parent resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04.  During the thirty (30) calendar day period following the delivery of a Notice of Disagreement, Buyer and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.  At the end of such thirty

(30) calendar day period, Buyer and Parent shall promptly submit to a nationally recognized, independent accounting firm (the “Independent Expert”) for review any and all matters that remain in dispute.  The Independent Expert shall be BDO or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by Buyer and Parent, and, if Buyer and Parent are unable to so agree within ten (10) calendar days after the end of such thirty (30) calendar day period, then Buyer and Parent shall each select a firm and such firms shall jointly select a third internationally recognized independent public accounting firm to resolve the disputed matters.  The parties shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than sixty (60) calendar days after the date of such submission.  Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items and shall provide interviews and answer questions as the Independent Expert may reasonably request in connection with its determination of such disputed items.  In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations.  The terms of appointment and engagement of the Independent Expert shall be as agreed upon between Buyer and Parent in writing.

(c)          In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement.  The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Accounting Principles were followed with respect to the Financial Statements (unless a failure to follow the Accounting Principles with respect to the Financial Statements relates to a matter disputed between Parent and Buyer), (C) any determination as to the accuracy of the representations and warranties set forth in Section 2.08 or any other representation or warranty in this Agreement, (D) any determination as to compliance by any party with any of its respective covenants in this Agreement or (E) any determination that an issue was not properly included by Parent in the Notice of Disagreement.  Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 1.04 shall be resolved as otherwise provided in this Agreement.

(d)          The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(b) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Adjustment Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(b), (iv) include appropriate allocations as provided in the last sentence of Section 1.04(e) and (v) include a brief summary of the Independent Expert’s reasons for its determination of each issue.

(e)          Absent fraud, the resolution of disputed items by the Independent Expert shall be final and binding on the parties and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be allocated between Buyer, on one hand, and Parent on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party hereto bears to the amount actually contested by such party.

(f)          The procedures set forth in this Section 1.04 for resolving any dispute over the amounts contemplated to be determined as set forth in this Section 1.04 shall be the sole and exclusive method for resolving such amounts with respect to the calculation of the Final Adjustment Amount.

SECTION 1.05.          Payments of Adjustments to the Closing Payment.  (a)  If the Adjustment Amount is positive, then within five (5) Business Days after determination thereof, Buyer shall pay (or cause to be paid) to Parent (or, at Parent’s election, any such Person as may be designated in writing by Parent within three (3) Business Days after such determination), by wire transfer of immediately available funds to an account designated in writing by Parent within three (3) Business Days after such determination, an amount in cash equal to such Adjustment Amount.

(b)          If the Adjustment Amount is negative, then within five (5) Business Days after determination thereof, Parent shall pay (or cause to be paid) to Buyer by wire transfer of immediately available funds to an account designated in writing by Buyer within three (3) Business Days after such determination, an amount in cash equal to the absolute value of such Adjustment Amount.

(c)          Any payment made pursuant to Section 1.05(a) or Section 1.05(b) shall be accompanied by payment of interest on the absolute value of the applicable Adjustment Amount, at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over 360, from the Closing Date to the date of the first payment made pursuant to Section 1.05(a) or Section 1.05(b), as applicable.

(d)          Any payment made pursuant to Section 1.05(a),  Section 1.05(b) or Section 5.30 shall be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Law.

SECTION 1.06.          Withholding.  Parent, Buyer and their respective Subsidiaries and Affiliates will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld pursuant to any applicable Tax Law. Prior to making any deduction or withholding, the withholding party will take commercially reasonable efforts to (a) notify the Person in respect of which such deduction or withholding is to be made of the amounts subject to deduction or withholding as soon as reasonably practicable and prior to the anticipated time of payment and (b) provide such Person a reasonable opportunity to deliver such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding. To the extent that amounts are deducted or withheld in accordance with this Section 1.06 and timely paid to the appropriate taxing authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE II

Representations and Warranties of Parent

Parent represents and warrants to Buyer, as of the date hereof and as of the Closing, that, except as set forth in the Parent Disclosure Letter:

SECTION 2.01.          Organization and Good Standing; Organizational Documents.

(a)          Parent, each of the other Sellers and each Business Company (i) is (or, upon its formation, will be) duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization, (ii) has (or, upon its formation, will have) full corporate or similar power and authority to own, lease and operate its properties and assets relating to the Business and to conduct the Business as presently conducted, except where any failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or any other Transaction Document or to consummate the Transactions, and (iii) is (or, upon its formation, will be) duly qualified or licensed to do business as a foreign company and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it relating to the Business or the nature of the Business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of Parent, each other Seller and each Business Company to perform its obligations under any other Transaction Document to which it is, or is specified to be a party or to consummate the Transactions, as applicable.

(b)          (i) True and complete copies of the organizational or similar documents of each Business Company, as in effect on the date of this Agreement, have been made available to Buyer, and (ii) each such organizational or similar document is in full force and effect and no Business Company is in violation of any provisions thereof, except for any failure to be in full force and effect or any violations of the provisions thereof, in each case, has not had, and would not, individually or in the aggregate reasonably be expected to have a Business Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of Parent and each other Seller and each Business Company to perform its obligations under any other Transaction Document to which it is, or is specified to be, a party or to consummate the Transactions, as applicable.

SECTION 2.02.          Authority; Execution and Delivery; Enforceability.  Parent has all necessary corporate, limited liability company or similar power and authority to execute and deliver this Agreement, and each of Parent, each other Seller and each Business Company has

(or, upon formation, will have) all necessary corporate, limited liability company or similar power and authority to execute and deliver any other Transaction Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions.  The execution, delivery and performance by Parent of this Agreement and the execution, delivery and performance by each of Parent, each Seller and each Business Company of any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the Transactions have been (or upon formation will be) duly authorized by all necessary corporate, limited liability company or similar action by Parent, such Seller or such Business Company, as applicable, and no other approval, authorization or corporate, limited liability company or similar action on the part of Parent to authorize this Agreement on the part of Parent, any other Seller or any Business Company is necessary to authorize any other Transaction Document to which it is, or is specified to be a party.  This Agreement has been, and each other Transaction Document to which Parent, such Seller or such Business Company is, or is specified to be, a party will at or prior to the Closing be, duly executed and delivered by Parent, such Seller or such Business Company, as applicable.  Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each other Transaction Document to which Parent, each other Seller and each Business Company, is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Parent, such Seller and such Business Company, as applicable, enforceable against Parent, such Seller and such Business Company, as applicable, in accordance with its terms, except as enforcement thereof may be limited against Parent, such Seller or such Business Company by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect, or (ii) the exercise by courts of equity powers (collectively, the “Enforceability Exceptions”).  The Board of Directors of Parent has duly and validly adopted resolutions (i) determining that this Agreement and the Transactions are advisable and in the best interest of Parent and its stockholders and (ii) approving this Agreement and the Transactions upon the terms and subject to the conditions set forth in this Agreement.

SECTION 2.03.          Capitalization.  Section 2.03 of the Parent Disclosure Letter sets forth a true and correct list, as of (a) the date hereof and (b) immediately prior to the Closing after giving effect to the Internal Reorganization, in each case, of the authorized capitalization of each Transferred Company, the number of outstanding shares of each class of capital stock or other equity interest in each Transferred Company and the record and beneficial owners thereof.  As of immediately prior to the Closing and after giving effect to the Internal Reorganization, each Seller will have good and valid title to the Transferred Equity Interests listed next to its name on Section 2.03 or Section 2.04(b), as applicable, of the Parent Disclosure Letter, free and clear of any Liens other than transfer restrictions under applicable Securities Laws, and will be the record and the beneficial owner of all such Transferred Equity Interests.  At the Closing, Buyer (or its applicable Affiliate) will acquire good and valid title to the Transferred Equity Interests, free and clear of any Liens other than transfer restrictions under applicable Securities Laws, and will be the record and beneficial owner of all such Transferred Equity Interests. Each Transferred Equity Interest is (or, upon issuance, will be) duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concepts are applicable) and was (or, upon issuance, will be) issued in compliance with applicable Law, and has not been (or, upon issuance, will not be) issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of the applicable Transferred Company.  There are no bonds, debentures, notes or other indebtedness of any Transferred Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Transferred Equity Interests may vote.  Except as set forth in Section 2.03 of the Parent Disclosure Letter, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which a Transferred Company is a party or by which it is bound obligating such Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, a Transferred Company.  Section 2.03 of the Parent Disclosure Letter sets forth a true and complete list of each agreement to which Parent, any other Seller or any Transferred Company is a party with respect to the voting of the Transferred Equity Interests.  There are no outstanding contractual obligations of any Transferred Company to repurchase, redeem or otherwise acquire any Transferred Equity Interests.

SECTION 2.04.          Subsidiaries; Transferred JVs.

(a)          Section 2.04(a) of the Parent Disclosure Letter sets forth a true and correct list, as of (i) the date hereof and (ii) immediately prior to the Closing after giving effect to the Internal Reorganization, in each case, of each Business Subsidiary, its jurisdiction of organization and the percentage of its capital stock or other equity interests directly or indirectly held by a Transferred Company.  Immediately prior to the Closing after giving effect to the Internal Reorganization, one hundred percent (100%) of the outstanding capital stock or other equity interests of each Business Subsidiary will be owned directly or indirectly by a Transferred Company.  All of the outstanding shares of capital stock of or other equity interests in each such Business Subsidiary are duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concepts are applicable) and have been issued in compliance with applicable Law, and will be wholly owned beneficially and of record immediately prior to the Closing after giving effect to the Internal Reorganization, directly or indirectly, by a Transferred Company, free and clear of Liens, other than transfer restrictions under applicable Securities Laws.  Except for their respective interests in the Business Subsidiaries and the Transferred JVs, none of the Transferred Companies will own, as of immediately prior to the Closing after giving effect to the Internal Reorganization, directly or indirectly, any capital stock or other equity or voting interests of any Person.

(b)          Section 2.04(b) of the Parent Disclosure Letter sets forth a true and correct list, as of (a) the date hereof and (b) immediately prior to the Closing after giving effect to the Internal Reorganization, in each case, of each Transferred JV, its jurisdiction of organization and the percentage of its capital stock or other equity interests directly or indirectly held by Parent, another Seller or one of the Business Companies.  All of the outstanding shares of capital stock of or other equity interests in each such Transferred JV held by Parent or any of its Subsidiaries, including the Business Companies, are duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concepts are applicable) and have been issued in compliance with applicable Law, and will be owned beneficially and of record immediately prior to the Closing after giving effect to the Internal Reorganization, directly or indirectly, by Parent, another Seller or one of the Business Companies, free and clear of Liens, other than Permitted Liens.

SECTION 2.05.          No Conflict; Required Filings and Consents.

(a)          The execution and delivery by Parent of this Agreement does not, the execution and delivery by each of Parent, each other Seller and each Business Company of each other Transaction Document to which it is, or is specified to be, a party will not, and the performance by Parent, such Seller or such Business Company of this Agreement and each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions will not, (i) conflict with or violate any provision of the organizational documents of Parent, any other Seller or any Business Company, (ii) assuming that all Consents contemplated by Section 2.05(b) below have been obtained, and all Filings described therein have been made, conflict with or violate any judgment, order, decree, writ, injunction or award of a Governmental Entity (“Order”) or any law, statute, code, treaty, common law, ordinance, rule or regulation, including any Applicable Lottery Law (“Law”) applicable to Parent, any Seller, any Business Company or the Business, (iii) assuming that all Consents contemplated by Section 2.05(b) below have been obtained, and all Filings described therein have been made, require any consent by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, modification, acceleration or cancellation of, any Material Contract or Consent or (iv) result (immediately or with notice or lapse of time or both) in the creation of any pledge, lien, charge, mortgage, license, sublicense, restriction, encroachment, adverse claim, title defect (or similar irregularity), option, restriction on transfer (such as a right of first refusal or other similar right), covenant, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) (other than a Permitted Lien) on any property or asset of the Business, except in the case of clauses (ii), (iii) and (iv) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or materially impair the ability of Parent to perform its obligations under this Agreement or of Parent, each other Seller and each Business Company to perform its obligations under any other Transaction Document to which it is, or is specified to be a party or to consummate the Transactions, as applicable.

(b)          The execution and delivery by Parent of this Agreement does not, the execution and delivery by Parent, each other Seller and each Business Company of each other Transaction Document to which it is, or is specified to be, a party will not, and the performance by Parent of this Agreement and by Parent, such Seller or such Business Company of each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions will not, require any consent, approval, authorization, license, permit or finding of suitability (“Consent”) of, or filing with or notification to, or registration or qualification with (collectively, “Filings”), any Federal, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency, self-regulatory organization or commission or other governmental or quasi-governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), except for (i) compliance with and filings under applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable Antitrust Laws of any non-U.S. jurisdiction (collectively, “Foreign Antitrust Laws”), (ii) Lottery Approvals, (iii) the Filings required by Section 5.02, (iv) compliance with any applicable requirements of Securities Laws and the rules and regulations of the Stock Exchange and (v) such other Consents or Filings (A) required solely by reason of the participation of Buyer (as opposed to any third party) in the Transactions, including any requirements which become applicable to the Business Companies as a result of the specific regulatory status of Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to any business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged or (B) the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of Parent, each other Seller and each Business Company to perform its obligations under any other Transaction Document to which it is, or is specified to be a party or to consummate the Transactions, as applicable. Notwithstanding anything herein to the contrary, no Consent is required from any third party or Governmental Entity to effect and consummate the Internal Reorganization except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of Parent, each other Seller and each Business Company to perform its obligations under any other Transaction Document to which it is, or is specified to be a party or to consummate the Transactions, as applicable.

SECTION 2.06.          Litigation; Orders; Investigations.

(a)          As of the date of this Agreement, there is no, and since January 1, 2019 there has not been, any claim, suit, action, proceeding, litigation, investigation, audit, complaint, demand, petition, administrative charge or arbitration (an “Action”) pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that relates to the Business or against any Business Company that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, the other Sellers or the Business Companies to perform their respective obligations under any other Transaction Document to which they are, or are specified to be, a party or to consummate the Transactions, as applicable.

(b)          As of the date of this Agreement, there are no, and since January 1, 2019 there have not been any, Orders outstanding against Parent or any of its Subsidiaries that relate to the Business or against any Business Company that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies taken as a whole or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, the Sellers or the Business Companies to perform its obligations under any other Transaction Document to which it is, or is specified to be, a party or to consummate the Transactions, as applicable.

(c)          As of the date of this Agreement, there is no, and since January 1, 2019 there has not been any, pending or, to the Knowledge of Parent, threatened audit, examination or investigation by any Governmental Entity against Parent or any of its Subsidiaries that relates to the Business or against any Business Company that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies taken as a whole or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, the Sellers or the Business Companies to perform its obligations under any other Transaction Document to which it is, or is specified to be, a party or to consummate the Transactions, as applicable.

SECTION 2.07.          Compliance.

(a)          The Business Companies hold, or at the Closing will hold, all Consents of all Governmental Entities required to own, lease and operate their properties and assets relating to the Business and to conduct the Business as currently conducted and are in compliance with the terms of such Consents, except where the failure to hold or be in compliance with such Consents would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.  No Action is pending or, to the Knowledge of Parent, threatened, seeking the revocation, cancellation, suspension or adverse modification of any such Consent.

(b)          The Business is, and since January 1, 2019 has been, in compliance in all material respects with any applicable Law or Order. Since January 1, 2019, no Business Company has received notice of, or been formally charged by a Governmental Entity with, the violation of any applicable Law or Order, that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

SECTION 2.08.          Financial Statements; Absence of Liabilities.

(a)          Section 2.08(a) of the Parent Disclosure Letter sets forth true and correct copies of the Financial Statements.  The Financial Statements have been prepared in accordance with GAAP and fairly present in all material respects the financial position, results of operations and cash flows of the Business as of and for the periods indicated therein, except as may be indicated in the notes thereto or, in the case of interim financial statements, for the absence of footnotes and for normal year-end adjustments, subject in each case to the Financial Statements being prepared and presented on a “carve-out” basis from the consolidated financial statements of Parent.

(b)          The Business Companies and the Business are not subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent except for those liabilities and obligations (i) disclosed, reflected or reserved against or provided for in the Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since June 30, 2021, (iii) as contemplated by this Agreement, the other Transaction Documents or otherwise incurred in connection with the Transactions, (iv) as would be incurred by the Business Companies pursuant to the Internal Reorganization, (v) as relate to Taxes, (vi) that are for performance, but not breach, under Contracts made available to Buyer or (vii) that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. The Business Companies have no indebtedness for borrowed money, no Business Company is a guarantor with respect to any such indebtedness of any other

Person and the assets and properties of the Business Companies are not subject to any Liens with respect to such indebtedness.

(c)          None of Parent, any Seller, any Business Company or, to the Knowledge of Parent, any employee of the foregoing, or any of the foregoing’s independent auditors has identified or been made aware of (i) any fraud that involves the management or other employees of Parent or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Business Companies or the Business or (ii) as of the date hereof, any claim or allegation regarding the foregoing.

SECTION 2.09.          Absence of Certain Changes.

(a)          Since December 31, 2020, there has not been any Business Material Adverse Effect.

(b)          From June 30, 2021 to the date of this Agreement, the Business has been conducted in the ordinary course of business in all material respects and Parent and its Subsidiaries have not taken any action relating to the Business which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Buyer, would constitute a breach of clause (iii), (iv), (v), (vi), (vii), (viii), (ix), (xii), (xiv), (xv), (xvi), (xvii), (xxi), (xxii) or (xxiii) of Section 4.01(b).

SECTION 2.10.          Taxes.

(a)          All material Tax Returns of or with respect to the Business Companies that are required by Law to be filed have been timely filed (taking into account any extensions), all such Tax Returns are true, complete and accurate and all Taxes of the Business Companies that are due and payable, including all Taxes shown as due on such Tax Returns, have been timely paid.

(b)          No material deficiency with respect to Taxes has been asserted in writing against any of the Business Companies, which deficiency has not been paid, settled or withdrawn.

(c)          No written claim has ever been made by a taxing authority in any jurisdiction where a Business Company does not file Tax Returns that such Business Company is required to file Tax Returns in such jurisdiction.

(d)          There are no Liens (other than Permitted Liens) for material Taxes on the assets of any of the Business Companies.

(e)          There are no material Tax Proceedings, audits, or other examinations by a Governmental Entity with respect to any of the Business Companies.

(f)          All Business Companies have withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid by any of them in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and have complied in all material respects with all laws relating to the reporting, payment, and withholding of Taxes.

(g)          No Business Company is a party to, bound by or has any liability under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (in each case, the primary purpose of which relates to Taxes and excluding any such agreement, contract or arrangement solely between or among any Business Companies; provided that any such agreement, contract or arrangement solely among Business Companies has been disclosed on Schedule 2.10(g) of the Parent Disclosure Letter).

(h)          Excluding any change in status solely as a result of the transactions contemplated by this Agreement, SG Gaming North America, Inc. and Scientific Games, Inc. are members of a group of corporations that files a consolidated U.S. federal income Tax Return, the common parent of which is Parent.

(i)          No Business Company has (i) waived any statute of limitations (and no request for any such waiver or consent is pending) with respect to material Taxes; (ii) agreed to any extension of the period for assessment or collection of any material Taxes or deficiencies against a Business Company or (iii) executed or filed any power of attorney with respect to material Taxes.  No Business Company has requested an extension of time within which to file any material Tax Return in respect of any fiscal year, which has not since been filed.

(j)          No Business Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income tax law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law), (E) a change in the method of accounting for a period ending prior to or including the Closing Date or (F) section 965(h) of the Code.

(k)          Each of the Business Companies has disclosed (or had disclosed on its behalf) on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code or any similar provision of state, local or foreign law.

(l)           No Business Company is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(m)          None of the Business Companies have within the two years prior to Closing Date constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 and 361 of the Code.

(n)          The Business Companies are in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which a Business Company does business.  None of the transactions between the Business Companies and other related Persons is subject to any material adjustment, apportionment, allocation nor recharacterization under any law, and all such transactions have been effected on an arm’s length basis.

(o)          No Business Company is eligible for the benefits of a special tax regime or contractual arrangement or other tax holiday or similar arrangement under federal, state, local or foreign law (including an exemption from or reduction in the rate of otherwise applicable Tax).

(p)          Parent and the Business Companies meet all eligibility requirements for, and are entitled to, all amounts applied for or received under or in connection with any application filed under section 125.7 of the Income Tax Act (Canada) or any similar provision of provincial Law, including any support or program adopted pursuant to Canada’s Pandemic Response Laws or related measures, and any applications, declarations or other filings made in connection therewith are complete and accurate.

(q)          Section 2.10(q) of the Parent Disclosure Letter sets forth (i) the U.S. tax classification and Tax residence of each Business Company and (ii) a list of each Business Company with respect to which an IRS Form 8832 has been filed, including the entity classification made on such form and the date of filing.

(r)          There are no arrangements by, to or among any Business Company or Business Companies pursuant to which the beneficial ownership, for Tax purposes, of any Intellectual Property and other intangible assets has been transferred to any person or entity who does not also own the legal title to such property.

(s)          Parent is not aware of any reason why the Section 338(g) Elections and the Section 338(h)(10) Elections would not be available for the purchase transaction contemplated by this Agreement. There are no interests in any entity for which a Section 338(g) Election or Section 338(h)(10) Election is contemplated pursuant to this Agreement which are (i) treated as equity for U.S. tax purposes and (ii) not being acquired by Buyer or its Affiliates pursuant to this Agreement.

(t)          No Business Company has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4.

(u)          No Business Company has (i) deferred any payment of taxes otherwise due (including through any automatic extension or other grant of relief provided by a Pandemic Response Law) or (ii) sought any other benefit from any applicable Governmental Entity related to any governmental response to COVID-19 (including any benefit provided or authorized by a Pandemic Response Law), including any loans under the Paycheck Protection Program under the CARES Act.

SECTION 2.11.          Title to Properties.

(a)          Section 2.11(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property leased or subleased by any SG Entity having base annual rents in excess of $100,000 per year (solely to the extent related to the Business) (as lessee or sublessee) (the “Leased Real Property”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, the Business Companies have, or at the Closing will have, with respect to each Leased Real Property, a good and valid leasehold interest in such property, in each case free and clear of all Liens, except for Permitted Liens.

(b)          Section 2.11(b) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property owned in fee by any SG Entity (solely to the extent related to the Business) (the “Owned Real Property”).  The Business Companies have, or at the Closing will have, good and marketable title to all of the Owned Real Property, free and clear of any Liens other than Permitted Liens.  There are no leases, licenses or occupancy agreements pursuant to which any third party is granted the right to use the Owned Real Property and there are no outstanding options or rights of first refusal to purchase the Owned Real Property.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, the Business Companies have, or at the Closing will have, good title to, or a valid leasehold interest in, all tangible personal properties and assets of the Business, in each case free and clear of all Liens, except for Permitted Liens. All such tangible personal properties and assets are in good working condition (ordinary wear and tear excepted) capable of performing the functions for the Business for which they are used in all material respects.

SECTION 2.12.          Employee Benefit Plans.

(a)          Section 2.12(a) of the Parent Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of each material Benefit Plan, separately denoting each Assumed Benefit Plan that is (i) a pension plan, other than a defined contribution plan, or (ii) maintained primarily for the benefit of employees primarily based in the United States (other than any immaterial individual employment agreement or offer letter).

(b)          With respect to each material Benefit Plan, Parent has made available to Buyer true and complete copies of (as applicable), as of the date of this Agreement:  (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any material amendment thereto, other than any document that Parent is prohibited from making available to Buyer as a result of applicable Law relating to the safeguarding of data privacy; (ii) each summary plan description and summary of material modifications; (iii) the most recently filed annual report on IRS Form 5500 (or comparable form) with respect thereto; (iv) any material, non-routine communication from a Governmental Entity to the extent affecting any Business Employee or any Business Company; (v) each trust, insurance, annuity or other funding contract related thereto and (vi) with respect to any defined benefit pension plan only, the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

(c)          No Business Company sponsors, maintains, contributes to or is required to maintain or contribute to, or has any actual or contingent liability under, (i) any multiemployer plan as defined in Section 3(37) and 4001(a)(3) of ERISA, (ii) any “employee pension benefit plan” as defined in Section 3(2) of ERISA or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(d)          Each Benefit Plan has been operated and administered in all respects in accordance with its terms and applicable Law, including ERISA and the Code, other than instances of noncompliance that would not, individually or in the aggregate, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.  As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened by or on behalf of any Benefit Plan, by any Business Employee or beneficiary covered under any such Benefit Plan, as applicable, or otherwise involving any such Benefit Plan (other than routine claims for benefits), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, with respect to each Assumed Benefit Plan, (i) all contributions or payments due to date have been made timely and in compliance with the terms of such Assumed Benefit Plan and applicable Law, and adequate reserves have been established by the applicable Business Company to satisfy contributions and payments that have not been made because they are not yet due under the terms of such Assumed Benefit Plan or applicable Law, and (ii) all premiums due or payable with respect to insurance policies relating to such Assumed Benefit Plan have been timely paid in full.

(e)          No Benefit Plan provides retiree medical, life insurance or other post-retirement welfare benefits to any Person, other than (i) coverage mandated solely by applicable Law or (ii) coverage or benefits the future cost of which is borne by the applicable employee or former employee (or his or her beneficiaries).

(f)          All Benefit Plans that are maintained outside of the United States that provide benefits in respect of any Business Employee who is primarily based outside of the United States (i) have been maintained in accordance with all applicable Laws, (ii) if they are intended to qualify for special tax treatment, meet (and have met since January 1, 2019) all the requirements for such treatment and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(g)          Except as expressly provided in this Agreement, the consummation of the Transactions will not, either alone or in combination with another event (including the termination of service of any service provider), (i) entitle any current or former director, officer, employee or other individual service provider of the Business (including any Business Employee) to any severance, transaction-based, change in control or similar payment, enhancement or benefit or (ii) result in the acceleration of the time of payment, or vesting, or trigger the funding or increase the amount of any compensation due to any such director, officer, employee or service provider.

(h)          Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and (i) has received a favorable determination or opinion letter as to its qualification, a copy of which has been made available to Buyer, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor, or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the Knowledge of Parent, the IRS has not taken any action to revoke such determination or opinion letter and there are no facts or circumstances that would be reasonably likely to result in the revocation of, or otherwise adversely affect, the qualified status for any such Benefit Plan. No Benefit Plan or, to the Knowledge of Parent, fiduciary or administrator of such Benefit Plan has taken any action, or failed to take any action, which action or failure could subject Buyer or any of its Affiliates or any Business Employee to any liability for any prohibited transaction (as defined in ERISA or the Code), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies, taken as a whole.

(i)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies, taken as a whole, no Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Business Employee, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Business Employee, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

(j)          No Business Employee is entitled to receive any gross-up or additional payment or benefit in connection with the Tax imposed under Section 409A or 4999 of the Code or similar Laws. Except as expressly provided in this Agreement, the delivery, negotiation, execution and consummation of the Transactions will not, either alone or in combination with another event or circumstance (including the termination of service of any service provider), result in the payment of any “parachute payment” (as defined in Section 280G(b)(1) of the Code).

(k)          Section 2.12(k) of the Parent Disclosure Letter sets forth, to the extent not prohibited by applicable Law or Order, for each outstanding equity or equity-based award granted by Parent or any of its Affiliates (each, a “Parent Equity-Based Award”) held by any Business Employee, as of the date of this Agreement, as applicable, (i) the type of equity award, (ii) the name of the holder of such equity award, (iii) the number of shares subject to such equity award, (iv) the date of grant of such equity award, (v) the vesting schedule of such equity award, (vi) the per-share exercise price of such equity award, (vii) the expiration date of such equity award and (viii) the performance conditions applicable to each such award (the “Parent Equity-Based Award Schedule”).

(l)          No Automatic Transfer Employee is a member of an occupational pension scheme that provides benefits other than old age, invalidity or survivors benefits (including benefits payable upon or in connection with early retirement or redundancy), or has ever become employed by Seller any of its Affiliates as a result of a transfer under the Transfer Regulations where such Automatic Transfer Employee was, prior to the transfer, a member of an occupational pension scheme that provided benefits other than old age, invalidity or survivors benefits (including benefits payable upon or in connection with early retirement or redundancy).

SECTION 2.13.          Labor Relations.  Section 2.13 of the Parent Disclosure Letter sets forth, to the extent not prohibited by applicable Law or Order, as of the date of this Agreement, a complete and accurate list of the Business Employees, setting forth for each: (a) job title, (b) employing entity, (c) date of hire, (d) primary work location (country, state (if in the U.S.) and city (unless remote)), (e) base pay type (salary or hourly), (f) base salary or hourly rate, (g) target bonus opportunity and (h) status as active or inactive, which list shall be updated to be complete and accurate as of the date of delivery and be provided to Buyer no later than ten (10) Business Days prior to the Closing.  As of the date of this Agreement, there are no Collective Bargaining Agreements, and no Collective Bargaining Agreement terminated prior to the date hereof has any residual liability, whether actual or contingent, or obligations that are due to extend beyond the Closing that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, as of the date of this Agreement there is no organizing activity, labor strike, dispute, slowdown, stoppage, lockout or unfair labor practice charge actually pending or, to the Knowledge of Parent, threatened in writing affecting the Business and that involves any of the Business Employees, nor has there been any since January 1, 2019.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies, taken as a whole, with respect to the Business Employees, Parent and its Affiliates are in compliance with all applicable Laws relating to employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, with respect to Business Employees, there are no investigations by any Governmental Entity with respect to any labor or employment practices of Parent and its Affiliates. To the Knowledge of Parent, since January 1, 2019, there have been no formal complaints of sexual or other unlawful harassment or discrimination made against any Business Employee at a level of Vice President or above. The Transactions will not require the consent of any works councils, unions or similar labor organizations with respect to any Business Employees.

For purposes of this Article II, any reference to “Business Employee” shall mean any individual who would be deemed a of Business Employee if such definition were applied as of the applicable time.
SECTION 2.14.          Intellectual Property.

(a)          Section 2.14 of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all patents, patent applications, registered trademarks, trademark applications, registered trade names, registered service marks, service mark applications, domain name registrations and registered copyrights and applications therefor that, in each case, constitute Business Intellectual Property (collectively, “Registered Business Intellectual

Property”), and provides, as applicable, (A) the application or registration number, (B) the registered owner (and, if different, the legal owner), and (C) the jurisdiction in which such Intellectual Property is registered or issued or in which any application for registration or issuance has been filed.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, each item of the material Registered Business Intellectual Property is subsisting, valid and enforceable. All necessary registration, maintenance and renewal fees due in connection with the material Registered Business Intellectual Property have been paid.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, the Business Companies own (or at the Closing will own) and immediately after the Closing will own, or are licensed or otherwise have the right to use (or at the Closing will be licensed or otherwise have the right to use) and immediately after the Closing will be licensed or otherwise have the right to use, all Intellectual Property used or held for use in, and material to the conduct of, the Business as presently conducted and any other Intellectual Property necessary to conduct the Business as presently conducted.

(c)          One of the Parent or any of its Subsidiaries is, and, following the Closing, one of the Business Companies shall be, the exclusive owner of all the Business Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens).

(d)          As of immediately after the Closing, neither Parent nor any of its Subsidiaries will own, have a license to or hold any rights in, to or under any Business Intellectual Property (except as explicitly set forth in the Transaction Documents).

(e)          The Business Companies and the conduct of the Business do not infringe, misappropriate or otherwise violate any Intellectual Property of any Person and, during the past three (3) years, have not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.  As of the date of this Agreement, no claims are pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries (i) that any of the Business Companies or the Business is infringing, misappropriating or otherwise violating any Intellectual Property of any Person (including in the form of cease and desist letters, indemnification claims or invitation to license letters) or (ii) challenging the validity, enforceability or ownership of any Business Intellectual Property (other than ordinary course office actions or prosecution (other than prosecution in connecton with third party challenges such as, for example, trademark oppositions or inter partes review) before any intellectual property offices or similar Governmental Entities in the course of prosecution prior to issuance or registration of the applicable Business Intellectual Property), except any claims that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.  To the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating the Business Intellectual Property in a manner that, individually or in the aggregate, would reasonably be expected to have a Business Material Adverse Effect.

(f)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, Parent and its Subsidiaries have not used any Open Source Code in a manner that would, with respect to any Software the rights to which are included in Business Intellectual Property (“Business Software”) (i) require the contribution, sale, licensing, provision or public disclosure to any Person of any source code for such Business Software or (ii) impose limitations on the right to require royalty payments or other consideration from or restrict further distribution of such Business Software, or (iii) require the licensing thereof for the purpose of making derivative works.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, Parent and its Subsidiaries have been and are in compliance with the terms of the applicable licenses with respect to any Open Source Code used in connection with the Business.

(g)           Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, each Person (including current and former employees, contractors and consultants) who has contributed to the creation or development of any Intellectual Property (x) for or on behalf of the Business Companies, or (y) for or on behalf of Parent and its Subsidiaries (other than the Business Companies) that (in the case of clause (y)) is primarily related to the Business (each such Person, a “Contributor”) has assigned in writing to the Business Companies (in the case of clause (x)) or to Parent or its Subsidiaries (in the case of clause (y)) all of such Person’s right, title and interest in, to and under all such Intellectual Property and no Contributor has any right, title or interest, including any right to further remuneration or consideration, in, to or under such Intellectual Property or has made any written claim therefore.  Parent has taken, and has caused each of its Subsidiaries to take, commercially reasonable efforts to maintain and protect the confidentiality and secrecy of (i) all Trade Secrets included in the Business Intellectual Property, and (ii) all Trade Secrets of third parties which were provided to Parent or any of its Subsidiaries under confidentiality obligations in connection with the Business (clauses (i) and (ii) together, “Confidential Trade Secrets”), and, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, there has been no unauthorized disclosure, misappropriation or loss of any Confidential Trade Secrets.  Parent and its Subsidiaries have used commercially reasonable efforts to cause all of its or their current and former officers directors, employees, contractors and consultants to enter into customary non-disclosure agreements which obligate such Person to maintain the confidentiality of Confidential Trade Secrets, and, to the Knowledge of Parent, no such Person has breached any such agreement.

(h)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, neither Parent nor any of its Subsidiaries have deposited or agreed in writing to deposit the source code for any Business Software into a source code escrow or delivered or agreed to deliver such source code to any Person (other than (i) Software escrows agreed pursuant to Contracts with customers entered into in the ordinary course of business where only Parent’s bankruptcy, insolvency, liquidation of its assets or similar event would trigger a requirement to deliver source code to such customer or (ii) employees and contractors requiring access to such source code for use on behalf of the Parent or any of its Subsidiaries and bound by reasonable confidentiality obligations with respect thereto) and no condition has occurred that has triggered any Person’s contractual right to receive such source code.  Neither the execution of this Agreement, nor the consummation of the transactions contemplated herein, will trigger or give rise to any obligation to disclose or deliver the source code of any Business Software to any Person.

(i)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, none of the Business Software (i) contains any material bug, defect or error that materially affects the use, functionality or performance of such Business Software, other than those discovered and corrected in the ordinary course of Parent’s or any of its Subsidiaries’ Software maintenance procedures, or (ii) currently fails to operate or comply, in any material respect, with any applicable warranty, specifications or contractual commitment relating to the use, functionality or performance of such Business Software.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, none of the Business Software contains any of the following (if intentionally inserted by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, otherwise contained in the Business Software): any virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, trap door, time bomb (each, a “Contaminant”), or any undocumented hidden command, undocumented hidden code, undocumented instruction key or any other code or instruction that may be used to access, modify, delete, damage or disable any such Business Software without the authorization of the end user (each, a “Disabling Code”).  Parent and each of its Subsidiaries have taken commercially reasonable steps to prevent the introduction of Contaminants or Disabling Code into the Business IT Systems and Business Software.  Since January 1, 2019, there have been no material warranty or indemnification claims asserted in writing against the Parent or any of its Subsidiaries or any of their applicable customers or distributors related to the Business Software which remain unresolved as of the date hereof, nor, to the Knowledge of Parent, have there been any threats thereof.

SECTION 2.15.          Privacy; Data Protection.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies, taken as a whole, the Business Companies and, with respect to the Business, Parent and its Subsidiaries, and the Processing by them or (to the Knowledge of Parent) on their behalf of any Personal Data, are, and have since January 1, 2019, been, in compliance with (i) all applicable Privacy Laws and, to the extent applicable, PCI DSS, (ii) all applicable contractual obligations relating to the Processing of Personal Data and (iii) all written policies of Parent or any of its Subsidiaries relating to Personal Data (collectively, “Privacy Obligations”).  Since January 1, 2019, neither the Business Companies nor, with respect to the Business, Parent or its Subsidiaries have received any written notice or claim (including any communication from any Governmental Entity) alleging any material non-compliance with any Privacy Obligations and, to the Knowledge of Parent, no such claim is threatened.

(b)          Except as would not, individually or in the aggregate, be reasonably be expected to be material to the Business or the Business Companies, taken as a whole, since January 1, 2019, (i) there has been no unauthorized access to or breach, misuse or theft of any Personal Data Processed by or on behalf of the Business Companies or, in connection with the Business, Parent or any of its Subsidiaries, (ii) Parent and its Subsidiaries have not received any written requests or, to the extent applicable Law does not require such requests to be in writing, to the Knowledge of Parent, other requests (and, to the Knowledge of Parent, no notifications have been received from any third parties Processing any Personal Data on their behalf) from any Person for access to, correction or deletion of, or other operations regarding the Personal

Data Processed by or on their behalf that have not been addressed in material compliance with the Privacy Obligations, nor have there been any written complaints or claims by any Person in respect of such Personal Data.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies, taken as a whole, after the Closing, the Business Companies will possess copies of the Business Data, and will have substantially the same right to Process the material Business Data as Parent and its Subsidiaries currently have in connection with the Business.

(d)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies, taken as a whole, (i) the Business IT Systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with their operations as used in the conduct of the Business as presently conducted and (ii) immediately following the Closing, the Business Companies will have access to, and the right to use, all Business IT Systems (except to the extent the benefits of such access and use are provided to the Business Companies under the Transition Services Agreement).

(e)          Since January 1, 2019, Parent and its Subsidiaries have implemented, tested and maintained commercially reasonable backup and disaster recovery measures, reasonably consistent with industry practices, and have taken commercially reasonable actions (including implementing and monitoring compliance with administrative, technical, and physical safeguards that conform in all material respects with applicable Privacy Obligations) to protect the integrity, continuous operation and security of the Business IT Systems and the material information (including Personal Data) stored thereon.

(f)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies, taken as a whole, since January 1, 2019, there has been no (i) material failure, malfunction or substandard performance of any Business IT Systems which has caused any material disruption to the Business or enabled or assisted any Person to access, without authorization, any Business IT Systems or (ii) misuse, unauthorized intrusion or breach of the security of the Business IT Systems nor any material loss, breach, theft, or unauthorized or unlawful corruption, access to or Processing, or the rendering unavailable or not accessible (including through a ransomware attack) of information (including Trade Secrets and Personal Data) Processed in connection with the Business.  No disclosure of any such misuse, intrusion, breach or other incident has been or should have been made by Parent or any of its Subsidiaries to any Person or Governmental Entity.

(g)          Since January 1, 2019, each of the Business Companies and, to the extent relating to the Business, Parent and its Subsidiaries have (i) used commercially reasonable efforts to perform a cybersecurity or information security risk assessment, audit and penetration tests no less frequently than annually (collectively, a “Security Risk Assessment”) and (ii) fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified as such in each applicable Security Risk Assessment.

SECTION 2.16.          Environmental Matters.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received by, and no Action is pending or, to the Knowledge of Parent, threatened by any Governmental Entity or other Person against, any SG Entity (solely to the extent relating to the Business) or any Business Company, in each case alleging or relating to violation of, noncompliance with or liability under any Environmental Law or arising from the Release or presence of or exposure to Hazardous Substances; (ii) the SG Entities (solely to the extent relating to the Business) and the Business Companies are, and since January 1, 2019 have been in compliance with all Environmental Laws and all Environmental Permits, including obtaining and maintaining all Environmental Permits required to operate the Business; (iii) no Business Company or, solely to the extent relating to the Business, any SG Entity is conducting or paying for any investigatory, responsive or corrective action under any Environmental Law at any location; (iv) neither any SG Entity (solely to the extent relating to the Business) nor any Business Company has assumed by contract any liabilities or obligations of a third party, or is party to any Order that imposes any obligations, in each case under any Environmental Law; and (v) there is no presence in soil, groundwater, building material, onsite equipment or other environmental media of Hazardous Substances at, and there has been no Release of or exposure to any Hazardous Substance on, at or from (including with respect to any offsite waste disposal) the property currently or, to the Knowledge of Parent, formerly owned or operated by any SG Entity (solely to the extent relating to the Business) or any Business Company (in the case of former properties, during the period of ownership or operation by the SG Entity or Business Company), in each case that would reasonably be expected to result in liability to or a requirement for notification, investigation or remediation by, any SG Entity (solely to the extent relating to the Business) or any Business Company under any Environmental Law.

(b)          Parent has delivered to, or has otherwise made available for inspection by the Buyer, all written Phase I and Phase II environmental site assessments and, to the extent completed since January 1, 2017 or material, written environmental compliance audits and reports and other similar material environmental documents, in each case in the possession of Parent, any SG Entity or any Business Company with respect to the Business.

SECTION 2.17.          Material Contracts.

(a)          Section 2.17(a) of the Parent Disclosure Letter sets forth a true and correct list, as of the date of this Agreement, of each of the following Contracts in effect as of the date of this Agreement to which Parent or any of its Subsidiaries (to the extent relating to the Business) or any Business Company is party or is bound, excluding (i) any Benefit Plan and (ii) any Contract that will be assigned to Parent or any of its Subsidiaries (other than the Business Companies) in connection with the Internal Reorganization (each such Contract, together with each other Contract entered into after the date of this Agreement that would otherwise have been included on Section 2.17(a) of the Parent Disclosure Letter if entered into prior to the date of this Agreement, the “Material Contracts”):

(i)          Contracts that involve the payment or receipt of more than $5,000,000 in the aggregate, to or from any Person together with each of such Person’s Affiliates,

during the year ended December 31, 2020 (or that are expected to involve payments in excess of such amount during the year ending December 31, 2021);

(ii)          Contracts (including any mortgages, deeds of trusts, indentures, guarantees, loans or credit agreements and security agreements) (A) relating to the incurrence, assumption or guarantee of indebtedness for borrowed money in excess of $10,000,000 (other than intercompany indebtedness between the Business Companies) or (B) evidencing letters of credit, performance bonds, surety bonds, fidelity bonds, bid bonds, hedge agreements, bankers acceptances or similar obligations (in each case, whether or not drawn and with a face value in excess of $1,000,000), in each case, where such restriction or obligation is binding upon the Business and/or the Business Companies and/or their Affiliates;

(iii)          partnership, strategic alliance, joint venture, profit sharing or other similar Contracts or arrangements with third parties;

(iv)          Contracts containing (A) non-competition or similar restrictions with respect to any geographic area, business or market, (B) exclusivity arrangements, puts, calls, rights of first refusal, rights of first offer or rights of first negotiation, “most favored nation” clauses or similar provisions or (C) non-solicitation restrictions (other than non-solicitation restrictions in customer or vendor contracts entered into in the ordinary course of business), in each case restricting the Business or a Business Company;

(v)          Contracts, including any option agreement, providing for any merger or business combination or the acquisition or disposition of any business, capital stock, other equity securities or assets of any other Person (whether completed or pending) and under which a Business Company has an obligation with respect to an “earn out” or contingent purchase price or other ongoing obligation;

(vi)          Contracts providing for the acquisition or disposition of any asset or property relating to the Business and, individually or collectively (in the case of any series of related transactions), valued at an amount exceeding $10,000,000;

(vii)          Contracts providing for continuing material indemnification obligation, other than Contracts with customers entered into in the ordinary course of business;

(viii)          Contracts pursuant to which (A) any Person has been granted any license or other right related to any material Business Intellectual Property, other than non-exclusive licenses granted to customers or vendors, suppliers or service providers for the use by such customers of the Business’ products or services or the provision by such vendors, suppliers or service providers of products or services to the Business, in each case entered into in the ordinary course of business, (B) any Business Intellectual Property has been deposited into or released from escrow, other than Contracts with customers entered into in the ordinary course of business; or (C) any Business Company or, to the extent relating to the Business, Parent and its Subsidiaries (other than the Business Companies) settled any material proceeding, claim, assertion, or threat with respect to Intellectual Property in connection with the Business, including settlement agreements, coexistence agreements, and consent agreements;

(ix)          Contracts pursuant to which any Business Company or, to the extent relating to the Business, Parent and its Subsidiaries (other than the Business Companies)  has been granted any license or other right related to any material Intellectual Property, other than (A) Contracts with customers entered into in the ordinary course of business and (B) any Contracts that relate to commercially available off-the-shelf software in object code form and that do not provide for (1) annual license, maintenance, support and other software fees in excess of $150,000 nor (2) fees payable in excess of $500,000 over the term of such Contract;

(x)          Contracts with a Key Customer or Key Supplier;

(xi)          leases and subleases demising the Leased Real Property;

(xii)          Contracts that relate to the settlement, conciliation, or similar agreement (i) with a Governmental Entity pursuant to which any Business Company, or Parent or any of its Subsidiaries (to the extent relating to the Business), has continuing obligations, (ii) that impose material non-monetary obligations on any Business Company, or Parent or any of its Subsidiaries (to the extent relating to the Business), including a material restriction on the use or registration of Intellectual Property but excluding any confidentiality, non-disparagement, admission of non-liability or other similar covenants, or (iii) involving any payment of more than $500,000 (including any payments made with respect to liquidated damages) since January 1, 2019;

(xiii)          Contracts that grant a Lien (other than a Permitted Lien) on any material asset or property of the Business Companies or the Business;

(xiv)          Affiliate Contracts that are material to the Business;

(xv)          Contracts for hedging or similar derivative transactions;

(xvi)          Contracts containing any “take or pay” or “minimum revenue” (including obligations to reimburse any income or revenue shortfalls) provisions;

(xvii)          material Contracts (other than any Benefit Plan or any Transaction Document) that relate to both (i) the Business in any material respect and (ii) the Retained Business, other than Contracts with respect to which the products or services provided thereunder are provided under the Transition Services Agreement;

(xviii)          Contracts relating to any future capital expenditures by the Business or any Business Company in excess of $5,000,000 in the aggregate over the next twelve (12) months;

(xix)          Contracts relating to the development of any material technology or Intellectual Property (A) by the Business or (B) for the Business; and

(xx)          any agreement, commitment or arrangement to enter into any of the foregoing.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (i) each of such Material Contracts is valid and binding on Parent or its applicable Subsidiary party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) none of Parent or its applicable Subsidiary party thereto is in default under any Material Contract or has received notice of any asserted default by Parent or its applicable Subsidiary party thereto under any Material Contract, (iii) no other party to such Material Contract is, to the Knowledge of Parent, in default in any respect thereunder and (iv)  none of Parent or its Subsidiaries has received notice from any counterparty to a Material Contract that such counterparty intends to terminate, not renew, or renegotiate in any material respect the terms of, any such Material Contract. No event has occurred which, with or without the lapse of time or giving of notice, or both, would reasonably be expected to result in a breach of or default under any Material Contract, give any person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract or the right to accelerate the performance of any obligation under, or cancel, modify or terminate, any Material Contract, except, in each case, as would not reasonably be expected to have a Business Material Adverse Effect.

(c)          Parent has made available to Buyer true and complete copies of each Material Contract in effect as of the date of this Agreement.

SECTION 2.18.          Significant Customers and Vendors.  Section 2.18 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and correct list of (a) the twenty (20) largest customers of the Business, taken as a whole, in terms of revenue generated from each such customer during the twelve (12) months ended December 31, 2020 (“Key Customers”) and (b) the ten (10) largest vendors, suppliers or service providers of the Business, taken as a whole, in terms of purchases or payments (by value) made by the Business Companies during the twelve (12)  months ended December 31, 2020 (“Key Suppliers”).  As of the date of this Agreement, there has not been any written or, to the Knowledge of Parent, oral notice from any such customer or vendor that such customer or vendor has terminated or canceled or intends to terminate or cancel or materially modify, reduce or alter its relationship with the Business.

SECTION 2.19.          Brokers.  No broker, finder or investment banker (other than Macquarie Capital (USA) Inc. and Oaktower Partnership Pty Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent or the other Sellers.

SECTION 2.20.          Lottery.  (a)   Neither Parent nor any of its Subsidiaries has (i) as of the date hereof, made any application for a license, certificate, registration or finding of suitability from any Lottery Regulatory Authority that has not been issued, granted or given (for whatever reason) or (ii) withdrawn any such application (for whatever reason), except as would not, individually or in the aggregate, reasonably be expected to (x) be material to the Business or the Business Companies, taken as a whole or (y) prevent, materially delay or materially impair the consummation of the Transactions.

(b)          Where requested by any Lottery Regulatory Authority prior to date hereof or where required  under Applicable Lottery Law or under any agreement with any Lottery Regulatory Authority, all relevant owners, directors, officers, employees and contractors of the Business Companies have obtained and hold, or at the Closing will have obtained and hold, all required licenses, certificates, registrations, approvals and findings of suitability and those licenses, certificates, registrations, approvals and findings of suitability are or will be in full force and effect.

(c)          The Business is not being, and since January 1, 2019 has not been, conducted in violation of any Applicable Lottery Laws of any jurisdictions in which it holds a Business Companies Relevant License, except for violations that would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(d)          Except as would not, individually or in the aggregate, reasonably be expected to (x) be material to the Business or the Business Companies, taken as a whole or (y) prevent, materially delay or materially impair the consummation of the Transactions, no Business Company has been or is subject to any investigation, inquiry or criminal proceeding or other disciplinary action, whether pending or, to the Knowledge of Parent, threatened under any Applicable Lottery Law.

SECTION 2.21.          Anti-Corruption; Sanctions; Import and Export Control Laws.  (a)  The SG Entities (solely to the extent related to the Business), the Business Companies, their respective directors, managers, officers and employees are, and since January 1, 2016 have been, in compliance with the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act, and all other anti-bribery and anti-corruption Laws maintained in any jurisdiction in which any of the Business Companies does business or otherwise in which the Business is conducted.

(b)          There are no anti-bribery or anti-corruption related Actions pending or, to the Knowledge of Parent, threatened against any SG Entity (solely to the extent related to the Business), any Business Company by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity that would, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies taken as a whole.

(c)          The operations of the SG Entities (solely to the extent related to the Business) and the Business Companies have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering statutes of all jurisdictions where the Business is conducted, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered, or enforced by any governmental or regulatory agency, and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving SG Entities (solely to the extent related to the Business) or the Business Companies or to the Knowledge of Parent, the Transferred JVs, with respect to such laws, regulations or rules is pending or, to the Knowledge of Parent, threatened.

(d)          The SG Entities (solely to the extent related to the Business), the Business Companies are, and in the past five (5) years have been, in material compliance with Trade Laws and Sanctions.  There are no sanctions-related, export-related or import-related Actions pending or, to the Knowledge of Parent, threatened against any SG Entity (solely to the extent related to the Business), any Business Company or, to the Knowledge of Parent, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity that would, individually or in the aggregate, reasonably be expected to be material to the Business or the Business Companies taken as a whole.

(e)          (i) None of the SG Entities (solely to the extent related to the Business) or the Business Companies has in the past five (5) years engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person, and (ii) none of the SG Entities (solely to the extent related to the Business), the Business Companies, or any director, manager, officer or employee thereof is a Sanctioned Person.

SECTION 2.22.          Sufficiency of Assets.  On the Closing Date, the assets owned, leased or licensed by the Business Companies, together with the rights granted or services to be provided by Parent and its Subsidiaries (other than the Business Companies) to the Business Companies pursuant to the Transition Services Agreement, the License Agreements and the iLottery Commercial Agreement, will constitute all of the assets, rights, title, interest and properties that are necessary for the Business Companies to operate the Business substantially in the manner in which it is conducted on the date hereof and as it will be conducted as of immediately prior to the Closing.

SECTION 2.23.          Affiliate Transactions.  Except as set forth on Section 2.23 of the Parent Disclosure Letter, (i) there are no Affiliate Contracts material to the Business, and (ii) no officer, employee or director of Parent or any Seller (A) is a party to any Contract, or has a business relationship, with any Business Company (other than any such employment or service Contract or relationship) or (B) owns or has the right to use any material asset or property of the Business.

SECTION 2.24.          No Other Representations or Warranties of Parent.  Except for the representations and warranties made by Parent in this Article II or any certificate delivered pursuant to this Agreement, none of Parent, the other Sellers, the Business Companies or any other Person makes any other express or implied representation or warranty with respect to Parent, the other Sellers, the Business Companies or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Business Companies or the Business, notwithstanding the delivery or disclosure to Buyer or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  In particular, and without limiting the generality of the foregoing, none of Parent, the other Sellers, the Business Companies or any other Person makes or has made any express or implied representation or warranty to Buyer or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Business Companies or the Business or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects or (b) except for the representations and warranties made by Parent in this Article II or any certificate delivered pursuant to this Agreement, any oral or written information presented to Buyer or any of its Representatives in the course of their due diligence investigation of the Business Companies and the Business, the negotiation of this Agreement and the other Transaction Documents or the course of the Transactions.  None of Parent, the other Sellers, the Business Companies or any other Person will have or be subject to any liability or other obligation to Buyer or any of its Representatives or any other Person resulting from the consummation of the Transactions or the use by Buyer or any of its Representatives of any such information, including information, documents, projections, forecasts or other material made available to Buyer or its Representatives in any “data rooms”, teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in this Article II or any certificate delivered pursuant to this Agreement, and then only as expressly provided in this Agreement or such certificate.  Parent and each of the other Sellers and the Business Companies disclaim any and all other representations and warranties, whether express or implied. Nothing herein to the contrary, nothing in this Section 2.24 shall impact, restrain, prohibit or limit any claim in respect of Fraud.

SECTION 2.25.          No Additional Representations of Buyer; No Reliance.  (a)  Parent acknowledges and agrees that except for the representations and warranties made by Buyer in Article III or in any certificate delivered pursuant to this Agreement, none of Buyer or any Buyer Related Party makes any other express or implied representation or warranty with respect to Buyer or any Buyer Related Party or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects.  None of Buyer or any Buyer Related Party will have or be subject to any liability or other obligation to Parent, the other Sellers, the Business Companies or any of their respective Representatives or any other Person resulting from the use by Parent, the other Sellers, the Business Companies or any of their respective Representatives of any information delivered or disclosed to Buyer or any of its Representatives, unless any such information is expressly and specifically included in a representation or warranty contained in Article III or in any certificate delivered pursuant to this Agreement and then only as expressly provided in this Agreement or such certificate.  Each of Buyer and each Buyer Related Party disclaims any and all other representations and warranties, whether express or implied, and Parent expressly disclaims reliance on any such other representations or warranties.

(b)          In furtherance of the foregoing, Parent acknowledges and represents that it is not relying on any representation or warranty of Buyer or any Buyer Related Party other than those representations and warranties expressly and specifically set forth in Article III or in any certificate delivered pursuant to this Agreement.  Parent acknowledges that it is a sophisticated contracting party and has conducted to its satisfaction an independent investigation of Buyer and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties expressly and specifically set forth in Article III or in any certificate delivered pursuant to this Agreement.

(c)          Notwithstanding anything herein to the contrary, nothing in this Section 2.25 shall impact, restrain, prohibit or limit any claim in respect of Fraud.

ARTICLE III

Representations and Warranties of Buyer

Buyer represents and warrants to Parent, as of the date hereof and as of the Closing, that:

SECTION 3.01.          Organization, Standing; Authority; Execution and Delivery; Enforceability.  Each of Buyer and each Affiliate of Buyer that is a party to any Transaction Document (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization and (ii) has all necessary corporate or similar power and authority to execute and deliver this Agreement (in the case of Buyer) and any other Transaction Document to which it is, or is specified to be, a party, and to perform its obligations hereunder (in the case of Buyer) and thereunder and to consummate the Transactions, including the Financing.  The execution, delivery and performance by Buyer and each Affiliate of Buyer that is a party to any Transaction Document of this Agreement (in the case of Buyer) and any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the Transactions , including the Financing, have been duly authorized by all necessary corporate or similar action by Buyer or its Affiliate, as applicable.  This Agreement (in the case of Buyer) has been, and each other Transaction Document to which Buyer or any of its Affiliates is, or is specified to be, a party will at or prior to the Closing be, duly executed and delivered by Buyer or its Affiliate, as applicable.  Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement (in the case of Buyer) constitutes, and each other Transaction Document to which Buyer or any of its Affiliates is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Buyer or its Affiliate, as applicable, enforceable against Buyer or such Affiliate in accordance with its terms, except as enforcement thereof may be limited against Buyer or such Affiliate by the Enforceability Exceptions.

SECTION 3.02.          No Conflicts; Consents.  (a)  The execution and delivery by Buyer of this Agreement does not, the execution and delivery by Buyer or any Affiliate of Buyer of the other Transaction Documents to which Buyer or any such Affiliate is, or is specified to be, a party will not, and the performance by Buyer of this Agreement and by Buyer or any Affiliate of Buyer of each other Transaction Document to which Buyer or such Affiliate is, or is specified to be, a party and the consummation by Buyer and any of its Affiliates of the Transactions, including the Financing, will not, (i) conflict with or violate any provision of the organizational documents of Buyer or such Affiliate, (ii) assuming that all Consents contemplated by Section 3.02(b) below have been obtained, and all Filings described therein have been made, conflict with or violate any Order or Law applicable to Buyer or such Affiliate or by which any property or asset of Buyer or such Affiliate is bound or (iii) assuming that all Consents contemplated by Section 3.02(b) below have been obtained and all Filings described therein have been made, require any Consent by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under or give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, any Contract to which Buyer or such Affiliate is a party or by which Buyer or such Affiliate, or any property or asset of Buyer or such Affiliate, is bound or (iv) result (immediately or with notice or lapse of time or both) in the creation of any Lien on any property or asset of Buyer or such Affiliate, except in the case of clauses (ii), (iii) and (iv) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b)          The execution and delivery by Buyer of this Agreement does not, the execution and delivery by Buyer or any Affiliate of Buyer of each other Transaction Document to which Buyer or any such Affiliate is, or is specified to be, a party will not, and the performance by Buyer of this Agreement and by Buyer or any Affiliate of Buyer of each other Transaction Document to which Buyer or such Affiliate is, or is specified to be, a party and the consummation by Buyer and any of its Affiliates of the Transactions will not, require any Consent of, or Filing with, any Governmental Entity, except for (i) compliance with and Filings under applicable requirements of the HSR Act and any applicable Foreign Antitrust Laws, (ii) Consents of or Filings with any Lottery Regulatory Authority, (iii) any other Filings required by Section 5.02, (iv) compliance with any applicable requirements of Securities Laws and the rules and regulations of the Stock Exchange and (v) such other Consents or Filings (A) required solely by reason of the participation of Parent, the other Sellers or the Business Companies (as opposed to any third party) in the Transactions or (B) that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

SECTION 3.03.          Litigation.  (a)  As of the date of this Agreement, there is no Action pending or, to the Knowledge of Buyer, threatened against Buyer or any of its Affiliates that is a party to any Transaction Document that would reasonably be expected to have a Buyer Material Adverse Effect.

(b)          As of the date of this Agreement, there are no material Orders outstanding against Buyer or any Affiliate of Buyer that is a party to any Transaction Document that would reasonably be expected to have a Buyer Material Adverse Effect.

SECTION 3.04.          Financing.  Buyer has delivered to Parent true and complete copies of the fully executed debt commitment letter (the “Debt Commitment Letter”) and Redacted Fee Letter, each dated as of October 27, 2021 (collectively, the “Debt Financing Commitments”), between Buyer and the Persons identified therein (together with any Persons that become a party thereto after the date of this Agreement in accordance with the terms thereof, the “Debt Financing Sources”), pursuant to which each of the lenders party thereto has agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein (collectively the “Debt Financing”) for the purpose of, among other things, funding the Transactions and related fees and expenses on the Closing Date (collectively, the “Financing Purposes”). Buyer has also delivered to Parent a true and complete copy of the fully executed equity commitment letter dated as of October 27, 2021 (the “Equity Financing Commitment” and, together with the Debt Financing Commitments, the “Financing Commitments”), from the Persons identified therein (together with any Persons that become a party thereto after the date of this Agreement in accordance with the terms thereof, the “Equity Financing Sources” and, together with the Debt Financing Sources, the “Financing Sources”), reflecting each such Person’s commitment to provide to Buyer at Closing the cash amount set forth therein subject to the terms and conditions thereof (the “Equity Financing” and, together with the Debt Financing, the “Financing”).  Each of the Financing Commitments, in the form so delivered, (x) is in full force and effect, (y) is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto and (z) is enforceable in accordance with its terms against Buyer and, to the Knowledge of Buyer, the other parties thereto, subject to the Enforceability Exceptions.  As of the date of this Agreement, the Financing Commitments have not been amended, supplemented or otherwise modified in any respect (provided that the existence or exercise of the “market flex” provisions contained in the Redacted Fee Letter in connection with the Debt Financing Commitments shall not constitute an amendment, supplement or modification of the Debt Financing Commitments), and the financing commitments thereunder have not been withdrawn, terminated or rescinded in any respect.  As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article II and the performance by Parent of its obligations under this Agreement, (x) no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Buyer or, to the Knowledge of Buyer, any other parties thereto under the Financing Commitments, and (y) Buyer has no reason to believe that any term or condition precedent to the funding of any of the Financing set forth in the applicable Financing Commitments will not be satisfied on a timely basis, or that any portion of the Financing required for the Financing Purposes will otherwise not be available to Buyer on a timely basis to consummate the Transactions at the time required pursuant to this Agreement. Buyer has fully paid or caused to be paid any and all commitment fees or other fees required by the Financing Commitments to be paid thereunder on or prior to the date of this Agreement.  Assuming the satisfaction of the conditions set forth in Article VI, the Financing funded on the Closing Date, when funded in accordance with the Financing Commitments, together with cash on hand or other sources of funds immediately available to Buyer, will provide Buyer with funds sufficient to satisfy all of Buyer’s obligations under this Agreement, including the obligations under Article I and the Financing Purposes. The obligations to make the Financing available to Buyer pursuant to the terms of the Financing Commitments are not subject to any conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) to which Buyer or any of its Affiliates is a party related to the Financing other than as expressly contained in the Financing Commitments and delivered to Parent on or prior to the date of this Agreement that would (i) impose any additional or adversely modified conditions or other contingencies to the funding of the Debt Financing other than those contained in the Debt Financing Commitments as in effect on the date of this Agreement, (ii) otherwise reasonably be expected to materially and adversely affect the ability of Buyer to consummate the Transactions, (iii) impair or materially delay the funding of the Debt Financing or the Closing or (iv) adversely affect the ability of Buyer to enforce its rights with respect to the Debt Financing.

SECTION 3.05.          Solvency.  Assuming (i) satisfaction of the conditions to Buyer’s obligation to consummate the Transactions, and after giving effect to the Transactions and the payment of the Purchase Price and all amounts required to be paid by Buyer in connection with the consummation of the Transactions, (ii) the accuracy of the representations and warranties of Parent set forth in Article II and the performance of the covenants and agreements of Parent contained in this Agreement, in each case in all material respects and (iii) the consummation of the Financing, Buyer and its Subsidiaries, on a consolidated basis taken as a whole, will be Solvent immediately after the Closing.  For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person and its Subsidiaries, on a consolidated basis, means that, as of any date of determination, (A) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, on a consolidated basis, will, as of such date, exceed (1) the total amount of all “liabilities of such Person and its Subsidiaries, on a consolidated basis, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, on a consolidated basis, as of such date, on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such Person and its Subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (C) such Person and its Subsidiaries, on a consolidated basis, will be able to pay their liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, including contingent and other liabilities, as they mature” means that such Person and its Subsidiaries, on a consolidated basis, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.

SECTION 3.06.          Limited Guaranty.  Concurrently with the execution of this Agreement, Brookfield Capital Partners V L.P. and Brookfield Business Partners L.P. (collectively, the “Sponsor”) have delivered to Parent a duly executed limited guaranty, dated as of the date of this Agreement, by Sponsor in favor of Parent (each, a “Limited Guaranty”).  The Limited Guaranty (x) is in full force and effect, (y) is a legal, valid and binding obligation of the Sponsor, duly authorized by all necessary action on the part of the Sponsor and duly executed and delivered by the Sponsor and (z) is enforceable against the Sponsor in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Sponsor under any term or condition of the Limited Guaranty.

SECTION 3.07.          Brokers.  No broker, finder or investment banker  is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Buyer or any of its directors, officers or employees for which Parent or any of its Subsidiaries would be responsible.

SECTION 3.08.          Lottery Approvals and Licensing Matters.  None of Buyer or, to the Knowledge of Buyer, any of its officers, directors or Affiliates or any existing beneficial owner of five percent (5%) or more of the voting stock of Buyer, in each case who or which will be required to be licensed or found suitable under any Applicable Lottery Law in connection with the consummation of the Transactions has ever been denied a lottery license on grounds of suitability, material approval or related finding of suitability by any Lottery Regulatory Authority, or had any lottery license or approval revoked or materially suspended.

SECTION 3.09.          No Additional Representations of Parent; No Reliance.  (a)  Buyer acknowledges and agrees that except for the representations and warranties made by Parent in Article II or in any certificate delivered pursuant to this Agreement, none of Parent, the other Sellers, any Business Company or any other Person makes any other express or implied representation or warranty with respect to Parent, the other Sellers, the Business Companies or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Business Companies or the Business, notwithstanding the delivery or disclosure to Buyer or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  Without limiting the generality of the foregoing, none of Parent, the other Sellers, the Business Companies or any other Person makes or has made any express or implied representation or warranty to Buyer or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Business Companies, the Business or their respective properties, assets, liabilities, condition (financial or otherwise) or prospects or (ii) except for the representations and warranties made by Parent in Article II or in any certificate delivered pursuant to this Agreement, any oral or written information presented to Buyer or any of its Representatives in the course of their due diligence investigation of the Business Companies and the Business, the negotiation of this Agreement and the other Transaction Documents or the course of the Transactions.  None of Parent, the other Sellers, the Business Companies or any other Person will have or be subject to any liability or other obligation to Buyer, its Representatives or any Person resulting from the use by Buyer or any of its Representatives of any such information, including information, documents, projections, forecasts or other material made available to Buyer or its Representatives in any “data rooms”, teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II or in any certificate delivered pursuant to this Agreement and then only as expressly provided in this Agreement or such certificate.  Parent and each of the other Sellers and the Business Companies disclaim any and all other representations and warranties, whether express or implied, and Buyer expressly disclaims reliance on any such other representations or warranties.

(b)          In connection with the investigation by Buyer of the Business, Parent, the other Sellers and/or the Business Companies have delivered, or made available to Buyer and its Representatives, certain projections and other forecasts, including projected financial statements, cash flow items and other data relating to the Business Companies and the Business, and certain business plan information therefor.  Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Representatives shall have no claim against any Person with respect thereto.  Accordingly, Buyer acknowledges that none of Parent, the other Sellers, the Business Companies or any of their respective Representatives has made any representation or warranty with respect to such projections and other forecasts and plans, and Buyer expressly disclaims reliance on any representation or warranty with respect to such projections or other forecasts or plans.

(c)          Notwithstanding anything to the contrary contained in this Agreement or the other Transaction Documents, it is the explicit intent of the parties hereto that none of Parent, the other Sellers or the Business Companies is making any representation or warranty whatsoever, express or implied, beyond those expressly and specifically given in Article II or in any certificate delivered pursuant to this Agreement, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the capital stock or any of the assets of Parent, the other Sellers or the Business Companies or the Business, and Buyer expressly disclaims reliance on any representation or warranty beyond those expressly and specifically given in Article II or in any certificate delivered pursuant to this Agreement.

(d)          In furtherance of the foregoing, Buyer acknowledges and represents that it is not relying on any representation or warranty of Parent, the other Sellers or the Business Companies other than those representations and warranties expressly and specifically set forth in Article II or in any certificate delivered pursuant to this Agreement.  Buyer acknowledges that it is a sophisticated purchaser and has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Business Companies and the Business and the nature and condition of the properties and assets of the Business Companies and the Business and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties expressly and specifically set forth in Article II or in any certificate delivered pursuant to this Agreement.

(e)          Notwithstanding anything herein to the contrary, nothing in this Section 3.08 shall impact, restrain, prohibit or limit any claim in respect of Fraud.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01.          Operation of the Business.  (a)  Except as (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.01(a) of the Parent Disclosure Letter, (C) consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (D) expressly set forth on the Steps Plan to implement the Internal Reorganization in accordance with the Steps Plan or (E) set forth in or as otherwise expressly contemplated, expressly permitted or expressly required by this Agreement or any other Transaction Document, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VII, Parent shall (solely with respect to the Business), shall cause each Subsidiary to (solely with respect to the Business) and shall cause each Business Company to, subject to the restrictions and exceptions set forth in this Section 4.01 or elsewhere in this Agreement or any other Transaction Document, (x) conduct the Business in the ordinary course of business in all material respects and (y) use commercially reasonable efforts to (1) preserve intact its business organizations (except in respect of matters in connection with or to implement the Internal Reorganization in accordance with the Steps Plan or Section 5.22 of the Parent Disclosure Letter) and maintain the Business Companies Relevant Licenses, (2) retain the Business’s current officers and (3) preserve the Business’s relationship with its Key Customers, Key Suppliers, employees and others having business dealings with the Business; provided that no action with respect to matters specifically addressed by Section 4.01(b) shall be deemed to be a breach of this Section 4.01(a) unless such action would constitute a breach of Section 4.01(b).

(b)          Without limiting the foregoing, except in respect of matters (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.01(b) of the Parent Disclosure Letter, (C)  consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (D) as expressly set forth on the Steps Plan to implement the Internal Reorganization or Section 5.22 of the Parent Disclosure Letter or (E) set forth in or as otherwise expressly contemplated, expressly permitted or expressly required by this Agreement or any other Transaction Document, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VII, Parent shall not (solely to the extent related to the Business), shall cause each Subsidiary not to (solely to the extent related to the Business) and shall cause each Business Company not to:

(i)          in the case of any Business Company, (A) adjust, split, combine or reclassify any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its capital stock or other equity interests or (B) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests;

(ii)          in the case of any Business Company, issue, grant, deliver or sell any shares of its capital stock or other equity interests or any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than issuances, deliveries or sales of capital stock or other equity interests to a Seller or another wholly owned Business Company;

(iii)          in the case of any Business Company, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests, other than any dividends or other distributions from any Business Subsidiary that is wholly owned by a Transferred Company to (x) a Transferred Company or (y) any other Business Subsidiary that is wholly owned by a Transferred Company;

(iv)          amend or modify the organizational or similar documents of any Business Company;

(v)          acquire (including by merger, consolidation, acquisition of stock, equity interest or assets or any other business combination) any corporation, partnership, other business organization or any material equity interest or assets from any third party;

(vi)          enter into any joint venture or other strategic or similar partnership with any third party;

(vii)          sell, transfer, assign, lease, license or otherwise dispose of any of the material properties or assets of the Business (including capital stock or other equity interests of any Business Subsidiary) outside the ordinary course of business;

(viii)          abandon, fail to maintain, sell, transfer, assign, license, cancel or allow to lapse or expire or otherwise dispose of any material Business Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business to customers, vendors, suppliers and service providers for the use by such customers of the Business’ products or services or the provision by such vendors, suppliers and service providers of products and services to the Business;

(ix)          pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of the material properties or assets of the Business (including capital stock or  other equity interests in any Business Company);

(x)          other than borrowings in the ordinary course of business under lines of credit or similar arrangements in existence as of the date of this Agreement and guarantees, performance bonds and other similar obligations incurred in the ordinary course in connection with new business ventures, incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness of the type set forth in clauses (i) and (ii) of the definition thereof in an aggregate amount in excess of $5,000,000 other than (A) indebtedness that shall be repaid, settled, canceled or terminated prior to the Closing, (B) intercompany indebtedness between the Business Companies in accordance with (including as to amounts) past practice, and (C) indebtedness to replace existing indebtedness (on substantially similar or better terms and not in amount greater than the existing indebtedness that it is replacing) that is maturing, expiring or otherwise terminating;

(xi)          enter into any swap or hedging transaction or other derivative agreement other than in the ordinary course of business;

(xii)          make any loans or capital contributions to, or investments in, any Person, other than to or in any Business Company, except for extensions of trade credit in the ordinary course of business;

(xiii)          except (A) as required pursuant to the terms of any Benefit Plan or Collective Bargaining Agreement as in effect as of the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement, (B) as contemplated in Section 5.04 of this Agreement, (C) as may be initiated by Parent or one or more of Parent’s Affiliates in good faith with respect to their employees generally in the applicable jurisdiction or geographic location in the ordinary course of business and in a manner that does not target or otherwise disproportionately affect the Business Employees and that does not materially increase any liability or obligation of Buyer or any of its Affiliates on or after the Closing (whether direct or indirect and whether pursuant to Section 5.04 of this Agreement or otherwise) or (D) arrangements in the ordinary course of business consistent with past practice that will not result in any liability under this Agreement or otherwise to Buyer or its Affiliates, including any Business Company (whether direct or indirect and whether pursuant to Section 5.04 of this Agreement or otherwise), (1) grant to any Business Employee with the title of Senior Vice President or above, any loan or increase in compensation or benefits (or any individual service provider who would be a Business Employee if the date such action would be taken was the Closing Date), (2) grant any severance, change of control, retention, transaction, termination or similar compensation or benefits to any Business Employee (or any individual service provider who would be a Business

Employee if the date such action would be taken was the Closing Date), (3) accelerate the time of payment or vesting of, the lapsing of restrictions or waiving of performance conditions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Benefit Plan (it being understood that the exceptions in clause (C), (D) and the proviso below do not apply to this clause (3), (4) enter into, terminate or materially amend any Benefit Plan or Collective Bargaining Agreement or (5) grant any equity or equity-based awards (it being understood that the exceptions in clause (B), (C) and (D) shall not apply to this clause (5); provided, however, that the foregoing clauses (1), (2) and (4) shall not restrict any Business Company from providing, or making available to, employees who are newly hired or promoted (in each case in the ordinary course of business and permitted in accordance with this Agreement), compensation and benefit arrangements (including cash incentive grants but excluding equity-based grants) and Benefit Plans that are substantially consistent with the compensation and benefit arrangements (including cash incentive grants but excluding equity-based grants) and Benefit Plans previously provided to newly hired or promoted, as applicable, employees in similar positions;

(xiv)          except for any actions related to any Parent Consolidated Tax Return or the Parent Consolidated Group, make or change any material Tax election with respect to the Business, or change any material method of accounting for U.S. federal income Tax purposes with respect to the Business, amend any material Tax Return of a Business Company, surrender any material right or claim to a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax Returns or claims for Taxes, enter into any closing agreements with respect to Taxes, or settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit, or controversy relating to Taxes;

(xv)          change any methods or principles of financial accounting used by the Business, except as required by GAAP (or any interpretation thereof) or the Financial Accounting Standards Board or any similar organization;

(xvi)          release, compromise or settle any Action (A) involving payments (exclusive of attorney’s fees) by the Business Companies in excess of $750,000 individually or in excess of $2,500,000 in the aggregate, (B) granting injunctive or other equitable remedy against the Business Companies or (C) which imposes any material restrictions on the operations of businesses of the Business Companies;

(xvii)          adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Business Company;

(xviii)          enter into any material line of business outside of the Business or abandon or discontinue any existing material line of business;

(xix)          terminate or cancel any of the insurance policies of or covering the Business or any Business Company, including allowing the policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

(xx)           (A) accelerate the collection or receipt of accounts receivable, discount any accounts receivable, or engage in any other activity that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods accounts receivable that would otherwise be expected to be collected in post-Closing periods, or delay the payment of accounts payable or defer expenses or (B) conduct its cash management practices other than in the ordinary course of business (including with respect to existing credit, collection and payment policies, inventory control, collection of accounts receivable, payment of accounts payable and accrued expenses, pre-payment of expenses, revenue deferral, acceptance of customer deposits, pricing, and operation of cash management practices generally);

(xxi)          (A) enter into any Contract that would have been a Material Contract of the type set forth in clause (iv), (viii) or (xvi) of the definition thereof if in effect on the date of this Agreement or (B) other than in the ordinary course of business, enter into any Contract that would have been a Material Contract (other than of the type set forth in clause (iv), (viii) or (xvi) of the definition thereof) if in effect on the date of this Agreement, unless such Contract is not reasonably expected to result in the payment or receipt by a Business Company of more than $5,000,000 in the twelve-month period following execution of such Contract;

(xxii)          (A) amend or otherwise modify any term of, or terminate or waive any right under any Material Contract or enter into any Contract that would have been a Material Contract if in effect on the date of this Agreement (provided that, in the case of any amendment, modification, termination or waiver, only to the extent it relates to or otherwise would reasonably be expected to affect the Business), other than in the ordinary course of business or (B) (i) exercise or fail to exercise any rights under any Material Contract set forth on Section 2.17(a)(iii) of the Parent Disclosure Letter to the extent that such action (or failure to act) would reasonably be expected to be materially adverse to the interests of the applicable partnership, strategic alliance, joint venture or other arrangement or the Business (ii) relinquish any material rights under any such Material Contract;

(xxiii)          fail to maintain or protect the confidentiality of any material trade secrets and other material confidential information included the Business Intellectual Property, except for disclosures pursuant to confidentiality obligations entered into in ordinary course of business;

(xxiv)           hire or terminate any Business Employee (except with respect to terminations for “cause” as reasonably determined by Parent or its applicable Affiliate), or take any action that will result in an individual who is a Business Employee as of the date hereof ceasing to be a Business Employee or any individual who is not a Business Employee as of the date of this Agreement becoming a Business Employee, other than hiring or terminating an employee (i) consistent with the Company’s standalone business plan in the form provided to the Buyer as of the date hereof as set forth on Section

4.01(b)(xxiv) of Parent Disclosure Letter (the “Standalone Business Plan”) or (ii) who is entitled to an annual salary of $200,000 or less in the ordinary course of business or hiring (provided that any such hiring shall not increase the number of employees or service providers to the Business by more than 20% of the number and amounts as set forth in the Standalone Business Plan) or transferring any employees to replace a departed Business Employee in the ordinary course of business;

(xxv)          make or fail to make any capital expenditures, other than substantially in amounts and substantially at times set forth in the annual capital expenditure budget of the Business provided to Buyer prior to the date of this Agreement; provided that the foregoing shall not restrict deviations from such budget (i) in the ordinary course of business, (ii) reasonably required to fulfill customer contracts or (iii) in the event a requisite third party consent has not been obtained with respect to the relevant capital expenditure, provided that the aggregate amount of such deviations do not to exceed $5,000,000 in the aggregate; provided further that if any such deviation would require Buyer’s consent as a result of the foregoing proviso, such deviation shall still be permitted if the deviation results from Parent’s compliance with contractual commitments to customers so long as, to the extent reasonably practicable, Parent consults with Buyer prior to making or failing to make the applicable capital expenditure; or

(xxvi)          authorize, commit or agree to take any of the actions described in this Section 4.01(b).

(c)          Notwithstanding anything to the contrary set forth in Section 4.01(a), nothing contained in Section 4.01(a) shall prevent Parent or its Subsidiaries (including the Business Companies) from taking any action or failing to take any action (i) in response to COVID-19 or COVID-19 Measures, in each case, to the extent reasonably necessary to mitigate a proximate risk to health and human safety and to the extent reasonably consistent with any such actions as Parent and its Subsidiaries have taken in response thereto prior to the date hereof and take or have taken with respect to their respective other businesses and operations and (ii) in response to COVID-19 Measures, in each case, to the extent reasonably necessary to comply with such COVID-19 Measures, taking into account (x) the scopes and duration of such act or failure to act and (y) the actions being taken by companies that are similarly situated and that operate in similar industries in response to COVID-19 Measures, and, in each case, (i) no such actions or failure to take such actions shall be deemed to violate or constitute a breach of Section 4.01(a), (ii) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business, and (iii) no such actions or failure to take such actions shall serve as a basis for Buyer to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided that, to the extent reasonably practicable, Parent shall consult with Buyer prior to taking any such material actions, or failing to take any such material actions.

(d)          Nothing contained in this Agreement or any other Transaction Document shall give Buyer, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries (including any Business Company) prior to the Closing.  Prior to the Closing, Parent and its Subsidiaries (including the Business Companies) shall exercise, consistent with the terms and conditions of this Agreement and the other Transaction Documents, complete unilateral control and supervision over their business operations (including the Business).

(e)          Notwithstanding anything to the contrary set forth in this Section 4.01, nothing contained in this Section 4.01 shall in any event limit or restrict any actions or failure to take actions by Parent or any of its Subsidiaries (other than the Business Companies) with respect to any matter to the extent unrelated to the Business.

SECTION 4.02.          Access to Information.  Subject to applicable Law and any applicable Order, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement pursuant to Article VII, upon reasonable notice, Parent shall, and shall cause its Subsidiaries to, afford to Buyer and its Representatives reasonable access during normal business hours to the Business and the properties and Business Records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, any other Transaction Document or the Transactions or any proposals to or from other parties relating to any competing or alternative transactions) of the Business, and Parent shall, and shall cause its Subsidiaries to, furnish promptly to Buyer and its Representatives such information concerning the Business as Buyer may reasonably request; provided that Buyer and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Parent and its Subsidiaries; provided, however, that (x) Parent and its Subsidiaries shall not be obligated to provide such access or information if Parent determines, in its reasonable judgment, that doing so would reasonably be expected to (i) result in the disclosure of Trade Secrets or competitively sensitive information to third parties (other than Buyer and its Representatives), (ii) violate applicable Law, an applicable Order or a Contract or obligation of confidentiality owing to a third party, (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (iv) be adverse to the interests of Parent or any of its Subsidiaries in any pending or threatened Action not involving Buyer (other than in the case of Buyer prior to the filing of any actual litigation by Buyer) or (v) expose Parent or any of its Subsidiaries to risk of liability for disclosure of sensitive, personal or other information, (y) any physical access may be limited to the extent Parent determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to jeopardize the health and safety of any employee of Parent or any of its Subsidiaries and (z) Parent and its Subsidiaries shall not be required to provide any such access or information to the extent unrelated to the Business; provided, further, that in the case of clause (x)(i) through (x)(v) above, the parties shall reasonably cooperate in entering into agreements, including data processing agreements with respect to Personal Data, standard contractual clauses for international transfers of Personal Data or, if necessary seeking an alternative means whereby Buyer and its Representatives are provided access to such information in a manner that does not violate such Law, Order, Contract or obligation or jeopardize such privilege or protection or result in damage due to adversity or risk.  All requests for information made pursuant to this Section 4.02 shall be directed to the Person designated by Parent.  Until the Closing, all information provided to Buyer or its Representatives pursuant to this Section 4.02 will be subject to the terms of the letter agreement dated as of July 22, 2021 by and among Parent and Brookfield Capital Partners LLC (collectively, the “Confidentiality Agreement”).

ARTICLE V

Additional Agreements

SECTION 5.01.          Exclusivity.  (a)  Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VII, Parent shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly take any action to (i) solicit, initiate, knowingly facilitate or knowingly encourage any Acquisition Proposal, (ii) enter into, continue or otherwise engage in discussions or negotiations with any third party with respect to any Acquisition Proposal,  (iii) provide information to any third party in connection with an Acquisition Proposal or (iv) enter into any agreement in principle, letter of intent, memorandum of understanding, merger agreement or any other business combination agreement with respect to any Acquisition Proposal.

(b)          Parent shall promptly, and in any event within one (1) Business Day of the date of this Agreement:

(i)          terminate access of any third party to any data room (virtual or actual) containing any confidential information with respect to the Business;

(ii)          cease and cause to be terminated, and shall cause its Subsidiaries and Representatives to cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, (x) with any third party with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal or (y) in connection with a potential initial public offering of the Business; and

(iii)          request the return or destruction of any confidential information provided to any third party in connection with an Acquisition Proposal (subject in each case to the terms of any applicable confidentiality agreement).

(c)          Promptly upon receipt of an unsolicited Acquisition Proposal, Parent shall notify Buyer, which notice shall include a written summary of the material terms of such proposal and the identity of the party that submitted such proposal.  Parent may respond to any unsolicited Acquisition Proposal only by indicating that Parent has entered into a binding definitive agreement with respect to the Acquisition and is unable to provide any information related to Parent or any of its Subsidiaries or entertain any proposals or offers or engage in any discussions or negotiations with respect to an Acquisition Proposal.

SECTION 5.02.          Reasonable Best Efforts.  (a)  Upon the terms and subject to the conditions set forth in this Agreement (including Section 5.02(f)), Parent and Buyer shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable, and in any event prior to the Outside Date, and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:

(i)          causing the waiting period under the HSR Act to terminate or expire at the earliest possible date, including by filing or causing to be filed as promptly as practicable, but in no event later than ten (10) Business Days after the date of this Agreement, with the Federal Trade Commission and the United States Department of Justice, Antitrust Division any notifications required to be filed under the HSR Act with respect to the Transactions and promptly supplying any additional information and documentary material that may be requested pursuant to the HSR Act;

(ii)          causing any waiting period under any Foreign Antitrust Law applicable to the Transactions to terminate or expire at the earliest possible date and obtaining in the most expeditious manner practicable all necessary actions or nonactions, Consents and Orders from Governmental Entities under any applicable Foreign Antitrust Laws in connection with the consummation of the Transactions (collectively, the “Foreign Antitrust Approval”), including by promptly making all necessary Filings and promptly supplying any additional information and documentary material that may be requested pursuant to any Foreign Antitrust Law;

(iii)          obtaining in the most expeditious manner practicable all other necessary expirations or terminations of any waiting periods, actions or nonactions, Consents and Orders from Governmental Entities (including Lottery Regulatory Authorities) in connection with the consummation of the Transactions, including to promptly make all necessary Filings and promptly supply any information and documentary material that may be requested by any Governmental Entity (including any Lottery Regulatory Authority) in connection with this Agreement, the other Transaction Documents or the Transactions; provided that Buyer shall use commercially reasonable efforts to make all such necessary Filings with Lottery Regulatory Authorities no later than thirty (30) days after the date of this Agreement and, in any event, shall make all such Filings no later than forty-five (45) days after the date of this Agreement (provided that Buyer shall not be deemed to be in breach of this Section 5.02(a)(iii) in the event that any failure to file within such forty-five (45) day period results from Parent’s failure to provide information required to be included in such Filing);

(iv)          seeking to avoid the initiation by any Governmental Entity of, and vigorously defending, any Actions, whether regulatory, judicial, administrative or other, challenging or affecting this Agreement, the other Transaction Documents or the Transactions or seeking to prohibit or delay the consummation of the Transactions;

(v)          seeking to avoid the entry of and to have lifted, vacated or rescinded any Order which may adversely affect the ability of the parties to consummate the Transactions;

(vi)          obtaining in the most expeditious manner practicable all Consents or waivers from, and the giving of all required notices to, third parties; and

(vii)          executing and delivering any additional instruments necessary to consummate the Transactions and fully carry out the purposes of this Agreement and the other Transaction Documents.

(b)          Each of Buyer and Parent shall furnish to the other party all information required for any application or other Filing under any applicable Law in connection with the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to address reasonable privilege or confidentiality concerns.  Buyer and Parent shall consult, in good faith, with each other in respect of any communications, meetings or other contacts, formal or informal, oral or written, with any Governmental Entity in connection with the Transactions or any related Filings or Consents, and shall provide the other party with advance notice and an opportunity to attend all substantive meetings and oral communications with any Governmental Entity relating to any of the foregoing.  Each of Buyer and Parent will provide the other party with reasonable advance opportunity to review and comment upon, and will consider in good faith the views of the other party in connection with, all written communications with a Governmental Entity regarding the Transactions and will promptly provide the other party with copies of all written communications to or from any Governmental Entity relating to the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to address reasonable privilege or confidentiality concerns.  From the date of this Agreement to the Closing Date, in the event Parent or any of its Subsidiaries makes any application for a license, certificate, registration or finding of suitability from any Lottery Regulatory Authority, Parent shall provide Buyer written notice thereof reasonably promptly thereafter.

(c)          Neither party to this Agreement nor any of their respective Affiliates shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity or enter into any agreement with the Federal Trade Commission, the United States Department of Justice, Antitrust Division, any Lottery Regulatory Authority or any other Governmental Entity not to consummate the Transactions, in each case without the consent of the other party hereto.

(d)          Without limiting Parent’s general efforts obligations set forth in Section 5.02(a) but notwithstanding anything else to the contrary set forth herein it is agreed that Buyer shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any filings, notifications, submissions, communications, or requests that may be made by, or any actions, nonactions, Consents or Orders that may be sought by or from, any Lottery Regulatory Authority or any other Governmental Entity that are necessary to consummate the Transactions contemplated by this Agreement, including determining the strategy for contesting, litigating or otherwise responding to objections to, or Actions challenging, the consummation of the Transactions; provided that Buyer shall consult in good faith with Parent regarding any such decisions and activities.

(e)          Buyer and Parent hereby agree that Buyer shall pay, or cause to be paid, all filing fees payable by any party hereto pursuant to Antitrust Laws in connection with the Transactions.

(f)          Notwithstanding anything to the contrary contained herein, in no event shall (A) Buyer or any other Buyer Related Party be required, in order to obtain any actions or nonactions, Consents or Orders from any Governmental Entity in connection with this Agreement, the other Transaction Documents or the Transactions, to sell, lease, divest, license, hold separate, dispose of, accept any remedy, or otherwise agree to any course of conduct (or refrain from taking any action) with respect to any assets, rights, equity interests, product lines, businesses, properties, divisions or operations, or in each case, any interests therein, of Buyer or any other Buyer Related Party, or the Business Companies (such actions, “Remedy Actions”), (B) Parent agree or commit to (or cause any of its Subsidiaries (including the Business Subsidiaries) to agree or commit to) take any Remedy Actions without the prior written consent of Buyer or (C) Buyer or any other Buyer Related Party be required to assume the defense through litigation of any claim asserted by any Governmental Entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, in order to obtain any actions or nonactions, Consents or Orders from any Governmental Entity in connection with this Agreement, the other Transaction Documents or the Transactions, in each of cases (A) or (B) if the taking of such Remedy Actions would, (x) require any Remedy Action with respect to (1) Buyer that is outside the scope of the Business or any of the Transactions or (2) any Buyer Related Party or (y) individually or in the aggregate, reasonably be expected to result in a material adverse effect on the assets, business, financial condition or results of operations of the Business (after taking into account the proceeds to be received by Buyer or any other Buyer Related Party in connection with any Remedy Action).

(g)          Notwithstanding anything to the contrary contained herein, nothing in this Section 5.02 shall apply to the Financing, which shall be governed by Section 5.03.

SECTION 5.03.          Financing.  (a) Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary, proper or advisable under applicable Laws, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be required, to obtain the Financing as promptly as reasonably practicable, taking into account the expected timing of the Marketing Period, on the terms (including the “market flex” provisions) and subject only to the conditions contained in the Financing Commitments, including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms (including the “market flex” provisions) and subject only to the conditions contained in the Debt Financing Commitments or on other terms acceptable to Buyer so long as such definitive agreements (A) do not contain any additional or adversely modified conditions or other contingencies to the funding of the Debt Financing than those contained in the Debt Financing Commitments as of the date of this Agreement, (B) are in a form that is otherwise not reasonably likely to impair or materially delay the funding of the Debt Financing or the Closing and (C) do not reduce the aggregate amount of the Debt Financing below the amount required to fund the Financing Purposes, (ii) satisfy or obtain a waiver of, and use reasonable best efforts to cause its applicable Affiliates to satisfy or obtain a waiver of, on a timely basis, taking into account the expected timing of the Marketing Period, all conditions applicable to Buyer or its Affiliates contained in the Financing Commitments and (iii) consummate the Financing contemplated by the Financing Commitments at the Closing.  Buyer shall use reasonable best efforts, and shall use reasonable best efforts to cause its Affiliates to, refrain from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Debt Financing.  Buyer shall in the future fully pay or cause to be paid any and all commitment fees or other fees required by the Financing Commitments to be paid thereunder as such fees become due.

(b)          For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.03, Buyer acknowledges and agrees that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Financing, the availability of any replacement commitments or receipt of the proceeds therefrom.

(c)          Buyer shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Commitments or the definitive agreements relating to the Debt Financing, in each case that would (a) reasonably be expected to materially and adversely affect the ability of Buyer to consummate the Transactions (b) impose any additional or adversely modify any conditions or other contingencies to the funding of the Financing other than those contained in the Financing Commitments as in effect on the date of this Agreement or (c) impair or materially delay the funding of the Financing or the Closing without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that no consent of Parent shall be required for any amendment, supplement, or other modification of, or waiver of any rights under any Financing Commitments and, to the extent executed prior to the Closing Date, the definitive agreements relating to the Debt Financing: (w) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed documentation in respect of the Debt Financing Commitments as of the date of this Agreement and to provide for the assignment and reallocation of a portion of the financing commitments contained in the Debt Commitment Letter to such additional financial institutions and to grant customary approval rights over amendments to such Debt Commitment Letter to such additional financial institutions in connection with such appointments, (x) pursuant to “market flex” provisions as in effect on the date of this Agreement or as previously amended, supplemented or otherwise modified in accordance with the terms of this Agreement, (y) as specifically contemplated therein with respect to a permitted alternative unsecured financing or sponsor participation or (z) for any replacement or substitution of Financing Commitments contemplated by Section 5.03(d).  Buyer shall deliver to Parent complete and correct copies of all amendments, supplements, other modifications or waivers to any Financing Commitments or the definitive agreements relating to the Financing.

(d)          If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the “market flex” provisions) contained in the Financing Commitments and such portion is required for Buyer to fund the Financing Purposes, Buyer shall promptly notify Parent, and Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, replacement commitments on terms that will enable Buyer to consummate the Transactions and that are not materially less favorable in the aggregate to Buyer than those contained in the Financing Commitments; provided that such replacement commitments shall not (i) be subject to any additional or adversely modified conditions or other contingencies to the funding of the Debt Financing other than those contained in the Financing Commitments as in effect on the date of this Agreement or as previously amended, supplemented or otherwise modified in accordance with the terms of this Agreement or (ii) otherwise be reasonably likely to impair or materially delay the funding of the Debt Financing or the Closing.  Buyer shall deliver to Parent complete and correct copies of any replacements to the Debt Commitment Letter or Redacted Fee Letter obtained in respect of any replacement commitments that will provide Buyer with any portion of the Financing.  Buyer shall have the right to substitute all or a portion of the Debt Financing Commitments with commitments in respect of other debt financing from the same or alternative sources; provided that such other debt financing shall not (i) be subject to any additional or adversely modified conditions or other contingencies to the funding of the Debt Financing other than those contained in the Debt Financing Commitments as in effect on the date of this Agreement or as previously amended, supplemented or otherwise modified in accordance with the terms of this Agreement, (ii) otherwise reasonably be expected to materially and adversely affect the ability of Buyer to consummate the Transactions, (iii) impair or materially delay the funding of the Debt Financing or the Closing or (iv) adversely affect the ability of Buyer to enforce its rights with respect to the Debt Financing (any such debt financing, “Substitute Financing”).  For the avoidance of doubt and notwithstanding any provision of this Agreement to the contrary, Buyer shall have no obligation to obtain any Substitute Financing.  For purposes of this Agreement, references to (A) the “Debt Financing”, “Equity Financing” or “Financing” shall include the financing contemplated by the Debt Financing Commitments, the Equity Financing Commitments,  the Financing Commitments, or any Substitute Financing, as applicable, as may be amended, supplemented, modified or replaced pursuant to this Section 5.03 and (B) references to the “Debt Financing Commitments”, “Equity Financing Commitments” and “Financing Commitments” shall include such commitments as may be amended, modified, supplemented or replaced pursuant to this Section 5.03.

(e)          Parent shall, and shall cause its Affiliates and its and their respective officers, employees and representatives to, use reasonable best efforts to provide customary cooperation to Buyer and its Affiliates in connection with the arrangement, syndication and marketing of the Financing (including reasonable cooperation to BBU and its Affiliates in connection with any BBU Financing or in connection with any BBU Filing Documents), including using reasonable best efforts to (i) upon reasonable advance notice, cause Business Employees to participate in a reasonable number of meetings, presentations, road shows, due diligence and drafting sessions and sessions with prospective lenders and investors, underwriters, agents and rating agencies reasonably requested by Buyer at reasonable times and either held virtually or at mutually agreed locations (or, at the option of Parent, held virtually); (ii) reasonably cooperate with the Financing Sources and with prospective lenders, investors, underwriters and agents of Buyer and its Affiliates in connection with customary due diligence sessions (including due diligence sessions in connection with any BBU Financing); (iii) reasonably assist Buyer, the Financing Sources and any underwriters and agents of Buyer and its Affiliates in their preparation of customary materials for rating agency presentations, information memoranda, lender and investor presentations, private placement memoranda, prospectuses and prospectus supplements, filings with any securities regulatory authority and similar documents required in connection with the Financing or any BBU Financing (each, a “Financing Document”) and executing customary authorization letters in connection therewith authorizing the distribution of information to prospective lenders or investors and containing a representation that the public side versions of such documents, if any, do not include material non-public information about the Business or the securities of Parent or any of its Subsidiaries; (iv) furnish to Buyer the Required Financial Information as promptly as reasonably practicable; (v) cooperate with Buyer’s legal counsel in connection with any legal opinions and other customary documentation that such legal counsel may be required to deliver in connection with the Financing, any BBU Financing or any BBU Filing Documents; (vi) in the case of the Business Companies, enter into and deliver, as of the Closing, any definitive financing documents, security documents and any other customary certificates or documents in connection with the

Financing or any BBU Financing (including, without limitation, a customary solvency certificate); (vii) reasonably facilitate the pledge of collateral in connection with the Financing or any BBU Financing (including cooperation with payoff and release of Liens and guarantees relating to existing indebtedness (including the Parent Indebtedness)); (viii) at least three (3) Business Days prior to the Closing Date, provide all documentation and other information that is required by United States or Canadian regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the requirements of 31 C.F.R. § 1010.230, in each case, to the extent reasonably requested in writing in connection with the Financing or any BBU Financing at least ten (10) Business Days prior to the Closing Date (it being understood that any request made in order for Buyer to satisfy condition 8 listed in the Conditions Exhibit to the Debt Commitment Letter shall be deemed to be reasonably requested for purposes of this provision); (ix) assist Buyer (A) with obtaining appraisals and field exams required in connection with the Debt Financing and (B) in completing any borrowing base certificate required in connection with the Debt Financing and establishing bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; (x) (A) cause the Business’s independent auditors to deliver customary “comfort letters” (including “negative assurance comfort” and “change period comfort”) under AU Section 634 (or another applicable standard) for private placements of debt securities pursuant to Rule 144A promulgated under the Securities Act or as otherwise would be customary in connection with a BBU Financing or under applicable Canadian Securities Laws with respect to the historical financial statements of the Business in connection with the Debt Financing, any BBU Financing or any BBU Filing Documents, (B) cause the Business’s independent auditors to assist with the translation of the historical financial statements of the Business into French as may be required under applicable Canadian Securities Laws in connection with the Financing, any BBU Financing or any BBU Filing Documents, (C) cause the Business’s independent auditors to participate in a reasonable number of the due diligence sessions in connection with the BBU Financing and any BBU Financing, and (D) obtain approval, acknowledgement or consent, as applicable and in customary form, from the auditors of the Business (including the Financial Statements or any other financial statements included in the Required Financial Information) for the inclusion of their audit report on any such financial statements in any Financing Document or in the BBU Filing Documents; and (xi) reasonably cooperate in satisfying the conditions precedent and other requirements set forth in the Debt Commitment Letter or any definitive documentation relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, Parent or its Subsidiaries. Parent hereby consents to the inclusion or incorporation by reference of the Required Financial Information and any other information relating to the Business provided to Buyer pursuant to this Section 5.03(e) in any Financing Document or other BBU Filing Documents (subject, for the avoidance of doubt, to any auditor consent addressed by clause (x)(D) above). Notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of Parent and its Affiliates and (B) Parent and its Affiliates shall not be required to prepare or provide any (i) Excluded Information or (ii) any financial statements other than (x) those set forth in clause (a) of the definition of “Required Financial Information” and (y) the Consolidating Financial Statements.  Buyer shall, promptly upon request by Parent, reimburse Parent for all out-of-pocket costs incurred by Parent or any of its Affiliates in connection with such cooperation in connection with the Financing.  Buyer shall indemnify and hold harmless Parent and its Representatives from and against any Damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, other than Damages suffered or incurred in connection with Fraud, bad faith, gross negligence or willful misconduct of Parent or its Representatives.  Parent hereby consents, on behalf of itself and the Business Companies, to consent to the use of  the logos of the Business in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor is reasonably likely to, harm or disparage the Parent’s or any of its Affiliates’ reputation or goodwill.

(f)          Notwithstanding anything contained in Section 5.03(e) to the contrary, (i) neither Parent nor any of its Affiliates shall be required to (A) pay any commitment fee or similar fee, (B) incur any liability as an issuer or obligor, in each case, with respect to or in connection with the Financing (other than the Business Companies in the manner contemplated  by clause (ii) of this sentence) or (C) take any action that would reasonably be expected to conflict with, or result in  a violation or breach of, or default (with or without notice or lapse of time) under (1) Parent’s or any of its Affiliates’ organizational documents or any applicable Law or (2) any Contract to which Parent or any of its Affiliates is a party that is material to Parent and its Affiliates, taken as a whole; provided that the foregoing clause (i)(C)(2) shall be subject to the obligation of Parent to use reasonable best efforts to obtain a waiver under any applicable Contract to the extent necessary to comply with its obligations as set forth in this Section 5.03 and to notify Buyer, along with a reasonably detailed explanation of the potential violation or breach of, or default under such Contract, of any inability to obtain such a waiver after the use of reasonable best efforts to do so (unless such notice of explanation is prohibited by such Contract), and (ii) in no event shall Parent or any of its Affiliates be required to execute or deliver, or take any corporate or other action to adopt or approve, any document, agreement, certificate or instrument with respect to the Financing, including any pledge or security documents or closing certificates (other than the execution of authorization letters referred to above, which shall be effective prior to the Closing and any documents, agreements, certificates or other instruments to effect the Parent Indebtedness Release, which shall be effective prior to or concurrently with the Closing), in each case that would be effective prior to the Closing; provided that the foregoing clause (ii) shall not prevent any of the officers of any of the Business Companies who will remain officers of the Business Companies immediately following the Closing from executing such documents, agreements, certificates and instruments that are not effective prior to the Closing and have been adopted or approved by the board of directors of the relevant Business Company.

(g)          Prior to the Closing, Buyer shall, upon written request from Parent, keep Parent reasonably informed on a reasonably timely basis of the status of the Debt Financing and any material developments relating to the Debt Financing. Without limiting the generality of the foregoing, prior to the Closing, Buyer shall give Parent prompt notice (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach) by any party under the Financing Commitments or the definitive agreements relating to the Debt Financing of which Buyer becomes aware, (ii) of any termination of the Financing Commitments, (iii) of the receipt of any written notice or other written communication from any Person party to a Financing Commitment with respect to any (x) actual or potential default, breach, termination or repudiation of any Financing Commitment, any definitive agreement relating to the Debt Financing or any provision of the Financing Commitments or the definitive agreements relating to the Debt Financing, in each case by any party thereto, in the case of each of the foregoing clauses (i), (ii) and (iii), of which Buyer has knowledge and that would reasonably be likely to result in any portion of the Financing required for the Financing Purposes not being available to Buyer, or (y) material dispute or disagreement between or among any parties to any Financing Commitment or the definitive agreements relating to the Debt Financing in each case with respect to the obligation to fund the portion of the Financing required for the Financing Purposes, and (iv) if for any reason Buyer believes in good faith that it will not be able to obtain any portion of the Financing required for the Financing Purposes on the terms, in the manner or from the sources contemplated by the Financing Commitments or the definitive agreements relating to the Financing.  Promptly after the date Parent delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Parent relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(h)          Buyer acknowledges that the information being provided to it in connection with the Financing is subject to the terms of the Confidentiality Agreement.  With respect to information disclosed to any rating agency (the “Confidential Rating Agency Information”), Buyer shall inform such rating agency of the confidential nature of the Confidential Rating Agency Information and mark any such information provided in writing to such rating agency as “confidential”.  Notwithstanding anything to the contrary contained herein, Buyer shall be permitted to share, subject to customary confidentiality undertakings, and Parent consents to the sharing by Buyer of, the information provided to Buyer in connection with the Financing with prospective lenders, financing sources, bond investors and each of their respective Representatives as Representatives (as defined in the Confidentiality Agreement) of Buyer.

SECTION 5.04.          Employee Benefit Matters. (a)  Prior to the Closing, Parent and its Affiliates shall take all such reasonable steps as are required to (i) transfer the employment of each individual who is a Business Employee to a Business Company and (ii) transfer the employment of each employee of a Business Company who is not a Business Employee from the Business Companies to Parent or one of its Affiliates, other than a Business Company; provided that Parent and its Affiliates shall also take all reasonable steps to assign any employment agreement with such individual to an appropriate entity; provided, further that Parent and its Affiliates shall under no circumstances be required to provide any individual with any additional compensation in order to effect any such transfers and the foregoing shall not apply to Automatic Transfer Employees.

(b)          For a period of one (1) year following the Closing Date (or, if earlier and subject to clause (iv), the termination of employment of the applicable individual, and subject to the requirements of applicable Law and the terms of any applicable Collective Bargaining Agreements), Buyer shall provide, or cause its applicable Affiliate (including, after the Closing, the Business Companies) to provide, to each Transferred Employee, (i) a base salary or wage rate that is no less favorable than those provided to such Transferred Employee immediately prior to the Closing; (ii) target annual cash bonus opportunities that are no less favorable in the aggregate than those provided to such Transferred Employee immediately prior to the Closing (determined in accordance with Section 5.04(b)(i) of the Parent Disclosure Letter); (iii) other compensation and benefits (including retirement benefits, but excluding compensation and benefits provided under the Specified Benefit Plans and equity-based awards) that are, in the aggregate, substantially comparable to those provided to such Transferred Employee immediately prior to the Closing, to the extent disclosed on Section 2.12(a) of the Parent Disclosure Letter (unless such benefits are not required to be disclosed because they are required by applicable Law); and (iv) severance payments and benefits that are no less favorable than those provided to such Transferred Employee immediately prior to the Closing to the extent such severance benefits are disclosed on Section 2.12(a) of the Parent Disclosure Letter; provided, however, that no retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing shall be taken into account for purposes of this Section 5.04(b).  Buyer intends to take, or cause its applicable Affiliates (including, after the Closing, the Business Companies) to take, the action set forth on Section 5.04(b)(ii) of the Parent Disclosure Letter and Buyer shall, and shall cause its applicable Affiliates (including, after the Closing, the Business Companies) to, take the actions set forth on Section 5.04(b)(iii) of the Parent Disclosure Letter.

(c)          Buyer shall, and shall cause its applicable Affiliate (including, after the Closing, the Business Companies) to cause any plans, programs, agreements or arrangements established or maintained by Buyer or any of its applicable Affiliates (including, after the Closing, the Business Companies) to recognize each Transferred Employee’s service with Parent and its Affiliates (including the Business Companies) and any predecessor thereof (to the extent such service was recognized by Parent and its Affiliates (including the Business Companies)), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies (excluding any benefit accruals under defined benefit or retiree welfare plans); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d)          Without limiting the generality of Section 5.04(b), Buyer shall, and shall cause its applicable Affiliates (including, after the Closing, the Business Companies) to use commercially reasonable efforts to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any employee health or other welfare benefit plan maintained by Buyer or any of its applicable Affiliates in which Transferred Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the applicable Benefits Transition Date and (ii) provide full credit for any co-payments, deductibles and similar expenses made or incurred by each Transferred Employee (and his or her eligible dependents) during the calendar year in which the applicable Benefits Transition Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Transferred Employee (and his or her eligible dependents) will be eligible to participate from and after the applicable Benefits Transition Date, except, in each case, to the extent all information in Parent’s possession that is reasonably necessary to implement such actions has not been received from Parent and except to the extent that would result in any duplication of benefits.

(e)          Parent and Buyer intend that the Transactions should not constitute a layoff or separation, termination or severance of employment of any Business Employee prior to or upon the occurrence of the Closing Date, including for purposes of any Benefit Plan that provides for severance or similar benefits or any Collective Bargaining Agreement, and Parent and Buyer shall, and shall cause their respective Affiliates to, comply with any requirements under applicable Law to ensure the same.  Notwithstanding anything in this Agreement to the contrary, except to the extent provided in any Specified Benefit Plan, (i) Parent and its applicable Affiliates shall bear all the liabilities relating to, and shall indemnify and hold harmless Buyer and its Affiliates from and against any claims made by any Business Employee for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a judgment of a court having jurisdiction over the parties hereto) (collectively, “Severance Obligations”), in each case, directly or indirectly arising out of or in connection with the Internal Reorganization, and (ii) Buyer and its applicable Affiliates shall bear all the liabilities relating to, and shall indemnify and hold harmless Parent and its Affiliates (other than the Business Companies) from and against (A) any such claims made by any Business Employee directly or indirectly arising out of or in connection with the failure of Buyer and its applicable Affiliates to continue the employment of any Automatic Transfer Employee in accordance with applicable Law and (B) any claims relating to the employment of any Transferred Employee after the Closing, including in respect of any act or omission relating to the employment of any Transferred Employee after the Closing.  Other than as set forth above, Parent and its Affiliates (other than any Business Company) and Buyer and its Affiliates shall each be responsible for, and indemnify, defend and hold harmless the other party from, 50% of any Severance Obligations that arise as a result of the transfer of the Transferred Equity Interests, the Acquisition or an Automatic Transfer Employee’s objection to the automatic transfer of employment to Buyer, any of Buyer’s Affiliates or a Business Company.

(f)          (i)  No later than the date upon which the 401(k) Employees cease active participation in the Parent 401(k) Plan (whether upon the Closing or once the applicable service under the Transition Services Agreement is terminated) (the “401(k) Transition Date”), Buyer shall, or shall cause its applicable Affiliates (including the Business Companies) to, have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, the “Buyer 401(k) Plan”) that will provide benefits to the 401(k) Employees.  Effective as of the 401(k) Transition Date, but subject to the occurrence of the asset transfer specified in Section 5.04(f)(ii), the Buyer 401(k) Plan shall assume and be solely responsible for all liabilities relating to the 401(k) Employees’ accounts in the Parent 401(k) Plan. Buyer or its applicable Affiliates (including the Business Companies) shall be solely responsible for all ongoing rights of or relating to the 401(k) Employees for future participation (including, but not limited to, the right to make contributions through payroll deductions) in the Buyer 401(k) Plan

(ii)          If Parent so elects in its sole discretion, then effective as of or as soon as administratively practicable (but no later than ten (10) Business Days) after the 401(k) Transition Date, Parent shall cause the account balances (including, but not limited to, any outstanding loan balances) in the Parent 401(k) Plan attributable to the 401(k) Employees to transfer to the Buyer 401(k) Plan in the form of (A) promissory notes, to the extent the account balances represent outstanding loans and (B) cash, to the extent the account balances do not represent outstanding loans (collectively, the “401(k) Transfer Amounts”). Buyer shall cause the Buyer 401(k) Plan to accept such transfer of accounts and underlying assets and, effective as of the date of such transfer, to assume and to fully perform, pay or discharge, the obligations relating to the accounts of 401(k) Employees in accordance with any applicable legal requirements (including Section 414(l) of the Code) (collectively, the “Transferred 401(k) Liabilities”). The transfers shall be conducted in accordance with the terms of the Parent 401(k) Plan, Section 414(l) of the Code, Treasury Regulation 1.414(l)-1 and Section 208 of ERISA.  Buyer agrees to indemnify and hold harmless Parent and its Affiliates and their respective officers, directors, employees, and agents from and against the Transferred 401(k) Liabilities and any and all costs, damages, losses, expenses or other liabilities relating to the 401(k) Transfer Amounts.

(g)          (i) No later than the date upon which the International DC Employees cease active participation in the applicable International Parent DC Plan (whether upon the Closing or once the applicable service under the Transition Services Agreement is terminated) (each, an “International DC Transition Date”), Buyer shall, or shall cause its applicable Affiliate (including the Business Companies) to, have in effect one or more defined contribution plans (collectively the “International Buyer DC Plans”) that will provide benefits to the International DC Employees.  The applicable International Buyer DC Plans shall be tax-qualified in the same manner as the corresponding International Parent DC Plans, and Buyer shall provide Parent any determination letters or similar documentation evidencing such qualification.  If the election specified pursuant to Section 5.04(g)(ii) is made with respect to an International Parent DC Plan, the corresponding International Buyer DC Plan shall have terms and features that are substantially identically to such International Parent DC Plan, so that such International Parent DC Plan is substantially replaced by such corresponding International Buyer DC Plan.

(ii)          If Parent so elects in its sole discretion with respect to an International Parent DC Plan, then, at the times set forth below, (A) Buyer shall cause the applicable International Buyer DC Plan to assume the benefit accruals and related liabilities under the International Parent DC Plan with respect to the International DC Employees (the “Transferred DC Liabilities”) and provide credit to the International DC Employees for such accruals, and Buyer and Parent and their respective Affiliates and the International Parent DC Plans shall be relieved of all liabilities under such International Parent DC Plan with respect to the International DC Employees and (B) Parent shall cause the transfer under each such International Parent DC Plan to the corresponding International Buyer DC Plan of (x) cash, cash equivalents or other property equal to the actual account balances of the International DC Employees under each such International Parent DC Plan as of the applicable International DC Transition Date or such greater amount as is required by the applicable regulatory authority having jurisdiction over the International Parent DC Plan in order to obtain approval of such transfer, and (y) any notes corresponding to loans of the International DC Employees (collectively, the “DC Transfer Amounts”).  The transfer of the DC Transfer Amounts shall be subject to such consents, approvals and other legal requirements as may apply under applicable Law.  Buyer shall cause the Transferred DC Liabilities and the DC Transfer Amounts to be accepted by the applicable International Buyer DC Plan.  To the extent an International Parent DC Plan is not required to be funded by applicable Law and is not voluntarily funded as of the Closing, there shall be no transfer of assets.

(iii)          The DC Transfer Amounts to be transferred, if any, from the respective International Parent DC Plans and the corresponding benefit accrual Buyer is required to assume, if any, shall be equitably adjusted to take into account benefit payments made from the respective International Parent DC Plans to the International DC Employees after the applicable International DC Transition Date but prior to the date of transfer and for any earnings and losses on such amount during such period.  The transfer of the DC Transfer Amount, if any, shall take place within one hundred and eighty (180) days after the date of the applicable International DC Transition Date.

(iv)          At the times of the transfers of the DC Transfer Amounts, if any (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, and is not voluntarily funded, at the applicable International DC Transition Date), Buyer and the International Buyer DC Plans shall assume the Transferred DC Liabilities.  From and after the date of the transfer of the DC Transfer Amount, if any (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, as of the applicable International DC Transition Date), Buyer agrees to indemnify and hold harmless Parent and its Affiliates and their respective officers, directors, employees, and agents from and against the Transferred DC Liabilities and any and all costs, damages, losses, expenses, or other liabilities relating to the DC Transfer Amounts.

(v)          Notwithstanding the foregoing to the contrary, if any transfer contemplated by this Section 5.04(g) with respect to an International Parent DC Plan would be prohibited by applicable Law or applicable Law requires that any liabilities and/or assets with respect to an International Parent DC Plan transfer at a different time or in a different manner, then the provisions of Section 5.04(g)(i) – (iv), as applicable, shall not apply with respect to such International Parent DC Plan or shall be deemed modified so that any liabilities and/or assets, if any, with respect to such International Parent DC Plan shall instead transfer in accordance with applicable Law.

(h)          If the date upon which the FSA Employees cease participation in the Parent FSA Plan (whether such date occurs upon the Closing or once the applicable service under the Transition Services Agreement is terminated) (the “FSA Transition Date”) is other than December 31, then Parent and Buyer shall take all actions necessary or appropriate so that, effective as of the FSA Transition Date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the Parent FSA Plan of the FSA Employees shall be transferred to a flexible spending reimbursement account under a cafeteria plan qualifying under Section 125 of the Code (the “Buyer FSA Plan”); (ii) the elections, contribution levels and coverage levels of the FSA Employees shall apply under the Buyer FSA Plan in the same manner as under the Parent FSA Plan; and (iii) the FSA Employees shall be reimbursed from the Buyer FSA Plan for claims incurred at any time during the plan year of the Parent FSA Plan in which the FSA Transition Date occurs that are submitted to the Buyer FSA Plan from and after the FSA Transition Date on the same basis and the same terms and conditions as under the Parent FSA Plan.  As soon as practicable after the FSA Transition Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Parent shall pay Buyer the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and

Buyer shall pay Parent the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(i)          Parent and Buyer shall, and shall cause their applicable Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the Transactions with respect to Business Employees with each works council, union, labor board, employee group, or Governmental Entity where so required under applicable Law or the terms of any Collective Bargaining Agreement.  Parent and Buyer shall, and shall cause their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees.

(j)          To the extent applicable, the parties hereto acknowledge the application of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive and any other similar Law (collectively, the “Transfer Regulations”).  The parties hereto acknowledge and agree that they shall, and shall cause their respective Affiliates to, comply with the Transfer Regulations to the extent applicable.  Parent will, or will cause its applicable Affiliate to, take all necessary actions to provide any advance notification required in connection with any of the transactions contemplated by this Agreement or any Ancillary Agreement.  Parent shall, and shall cause its Affiliates to (if applicable), notify Buyer reasonably promptly upon becoming aware that the Transfer Regulations are reasonably expected apply as a result of the Transactions.  In the event such notification is provided, Buyer shall refrain from taking any action that would reasonably be expected to frustrate the application of the Transfer Regulations to the relevant Transaction.  Notwithstanding the generality of the foregoing, Parent and its Affiliates shall engage in any pre-Closing consultations or notifications with respect to works councils, unions or similar labor origanizations representing the Business Employees required under applicable Law or Collective Bargaining Agreement as a result of the Transactions.

(k)          Prior to the Closing, any employee notices or communication materials (including website postings) from Buyer or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter, shall be subject to the prior review and approval of Parent.

(l)          Following the date hereof, including following the Closing, the parties hereto shall reasonably cooperate in all matters reasonably necessary to ensure the proper administration of any compensation and benefit plans, including the Benefit Plans, including by exchanging information and data relating to the Business Employees (except to the extent prohibited by applicable Law).  To the extent necessary or appropriate, Parent shall keep Buyer reasonably informed of any discussions between Parent and the trustees of the defined benefit pension plan maintained for the benefit of Business Employees in the United Kingdom, and shall permit Buyer to participate in any such discussions that concern the post-Closing administration or funding of, or financial support to, such plan.  Notwithstanding the generality of the foregoing, in order to ensure the proper administration of the Specified Benefit Plans, Buyer and its Affiliates shall promptly notify Parent of the termination of, and to the extent requested by

Parent, the circumstance of such termination, of any Transferred Employee party to a Specified Benefit Plan.  As soon as reasonably practicable following the date of this Agreement, Parent shall supplement Section 2.13 of the Parent Disclosure Letter to include, for each Business Employee with the title of Vice President or above, his or her other cash incentives and/or commission rates and the performance period applicable thereto (i.e., annual, quarertly, etc.).  From and after the date of this Agreement until the Closing, Parent shall reasonably cooperate with Buyer and shall provide Buyer with reasonable access to the information described in the immediately preceding sentence for all other Business Employees.

(m)          Except as otherwise expressly provided in this Section 5.04, effective as of the Closing Date, (i) Buyer and its Affiliates (including the Business Companies) shall assume and bear, and shall indemnify and hold harmless Parent and its Affiliates from and against, all liabilities (A) relating to the Assumed Benefit Plans, (B) relating to the employment of any individual, including any Business Employee, by any of the Business Companies, or (C) relating to any Business Employee or any former employee of Parent or any of its Affiliates that transfer to Buyer or a Business Company pursuant to applicable Law as a result of the Internal Reorganization, the transfer of the Transferred Equity Interests or the Acquisition and (ii) Parent and its Affiliates (other than the Business Companies) shall retain and bear, and shall indemnify and hold harmless Buyer and its Affiliates from and against, all liabilities (A) relating to the Retained Benefit Plans, including the Specified Benefit Plans, or (B) relating to the employment of any individual by any of Parent and its Affiliates, other than any liabilities described in clause (i)(B) or (i)(C) of this Section 5.04(m).

(n)          No provision of this Agreement or any other Transaction Document shall create any right in any employee to continued employment by Parent, any Seller, any Business Company, Buyer or any of their Affiliates, or preclude the ability of Parent, any other Seller, any Business Company, Buyer or any of their Affiliates to terminate the employment of any employee for any reason.  This Section 5.04 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.04, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.04 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of Parent, any other Seller, any Business Company, Buyer or any of their Affiliates.  No Business Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 5.04, and this Section 5.04 shall not create such rights in any such Person.  Parent will provide an updated list of the information required pursuant to the first sentence of Section 2.13, which information will be complete and accurate as of the date of delivery, five (5) Business Days prior to the anticipated date of Closing. No reference to Buyer or any of its Affiliates in this Section 5.04 shall be deemed to require Buyer to permit participation in any specific plan, program, policy or arrangement of Buyer or any of its Affiliates.

(o)          Parent and Buyer agree to take the actions described on Section 5.04(o) of the Parent Disclosure Letter.

SECTION 5.05.          Directors’ and Officers’ Indemnification and Insurance.  (a)  From and after the Closing, Buyer shall, and shall cause the Business Companies to, to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless each individual (A) who at the Closing is, or at any time prior to the Closing was and (B) who as of immediately following the Closing serves as, a director or officer of any Business Company but solely in such individual’s capacity as director or officer of a Business Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Business Companies would have been permitted under applicable Law and in their respective organizational documents as in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law) and (ii) agree to cause each Business Company to honor all obligations of such Business Company to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing as provided in their respective organizational documents as in effect on the date of this Agreement inuring to the benefit of any Indemnitee with respect to the Business and providing for indemnification.  Notwithstanding the foregoing, the indemnification obligations of Buyer with respect to this Section 5.05 shall not apply to any individual who, following the Closing, remains a director, officer or employee of the Retained Business.

(b)          Without limiting the foregoing, Buyer, from and after the Closing, unless otherwise required by applicable Law, shall cause the organizational documents of the Business Companies to contain provisions no less favorable to the Indemnitees with respect to exculpation of liabilities, indemnification and advancement of expenses than are set forth in the organizational documents of the Business Companies as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.  In addition, from and after the Closing, Buyer shall, without requiring a preliminary determination of entitlement to indemnification advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.05 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.05) as incurred to the fullest extent permitted under applicable Law and subject to execution of a customary undertaking requiring the return and reimbursement of any such expenses if such Indemnitee is determined not to be entitled to indemnification or advancement.

(c)          Buyer shall not, and shall cause the Business Companies not to, settle, compromise or consent to the entry of any judgment in any threatened or actual Action relating to any acts or omissions covered under this Section 5.05 (each, a “Section 5.05 Claim”) for which indemnification and advancement could be sought by an Indemnitee hereunder, unless such settlement, compromise or judgment includes an unconditional release of such Indemnitee from all liability arising out of such Section 5.05 Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or judgment.  Buyer, its Subsidiaries and the Indemnitees shall cooperate in the defense of any Section 5.05 Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d)          In the event that (i) Buyer or any of its Subsidiaries or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Buyer or any of its Subsidiaries or any of its or their successors or assigns dissolves, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or such Subsidiary shall assume all of the obligations thereof set forth in this Section 5.05.

(e)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any Indemnitee, it being understood and agreed that the indemnification and advancement provided for in this Section 5.05 is not prior to or in substitution for any such claims under such policies.

(f)          The parties’ obligations under this Section 5.05 shall continue in full force and effect for a period of six years from the Closing Date; provided, however, that if any Claim (whether arising before, at or after the Closing) is brought against an Indemnitee on or prior to the sixth anniversary of the Closing Date, the provisions of this Section 5.05 shall continue in effect until the full and final resolution of such Claim.

(g)          The provisions of this Section 5.05 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such individual may have under the organizational documents of the SG Entities (solely to the extent relating to the Business) or the Business Companies, under any agreement providing for indemnification or advancement, by other contract or otherwise.  The obligations of Buyer and its Subsidiaries under this Section 5.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.05 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.05 applies shall be third-party beneficiaries of this Section 5.05).

SECTION 5.06.          Notification.  Parent shall give prompt notice to Buyer, and Buyer shall give prompt notice to Parent, upon such party obtaining Knowledge of a breach or failure to be true and correct of any representation, warranty, covenant or agreement made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 6.02(a), 6.02(b), 6.03(a) or 6.03(b), as applicable; provided, however, that (a) no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or any termination or indemnification rights of the parties and (b) any failure to give any such notification shall not in and of itself be deemed to constitute the failure of any condition set forth in Section 6.02 or Section 6.03, as applicable, to be satisfied.

SECTION 5.07.          Internal Reorganization.

(a)          Prior to the Closing, Parent shall, and shall cause its Subsidiaries (including the other Sellers and the Business Companies), to consummate the transactions comprising the Internal Reorganization substantially as described in the Steps Plan in compliance with applicable Law, including using reasonable best efforts to (i) obtain all Consents of Governmental Entities and (ii) obtain all material Consents of all third parties, in each case that are required to consummate the transactions contemplated by the Internal Reorganization, which transactions will result in (A) the assets of Parent and its Subsidiaries primarily related to, and the liabilities of Parent and its Subsidiaries to the extent related to, the Business being held and exclusively owned by the Business Companies (including recording the transfer to the Business Companies of the registered, issued and applied-for Transferred Intellectual Property with the United States Patent and Trademark Office and using commercially reasonable efforts to do the same with the equivalent foreign Governmental Entities, as applicable, such that a Business Company is the legal and record owner thereof), and (B) the assets of Parent and its Subsidiaries primarily related to, and the liabilities of Parent and its Subsidiaries to the extent related to, the Retained Business being held by Parent and its Subsidiaries other than the Business Companies, in each case immediately prior to the Closing; provided, however, that, notwithstanding the foregoing, (i) the matter set forth on Section 5.07(a) of the Parent Disclosure Letter (the “Retained Matter”) shall be retained by Scientific Games International, Inc., (ii) this Section 5.07 shall not apply to any real estate matters, which are addressed by Section 5.26, or assets and liabilities of the iLottery business, which are addressed by the iLottery Commercial Agreement term sheet attached as Exhibit A hereto, and (iii) the transactions comprising the Internal Reorganization shall not result in the assignment of any Intellectual Property, other than the assignment of the Transferred Intellectual Property to one or more Business Companies.

(b)          In furtherance of, and without limiting the foregoing, Parent shall: (i) (A) disclose to Buyer (x) any material proposed assignment agreements or other material transfer documents effecting the transfer of Transferred Intellectual Property or other rights, assets or Liabilities of the Business to any of the Business Companies, and (y) any material amendments, waivers or other modifications to the Steps Plan proposed to be made by Parent, in each case, giving Buyer a reasonable opportunity to review prior to execution thereof, (B) consult with Buyer in good faith with respect to any such agreement, document, amendment, waiver or other modification, and (C) reasonably promptly provide any information reasonably requested by Buyer for the purpose of evaluating whether any  proposed amendment, waiver or other modification could reasonably be expected to adversely impact Buyer; (ii) not execute any assignment of Intellectual Property without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (iii) not make without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), any amendments, waivers or other modifications to the Steps Plan which, in Buyer’s good faith determination, would reasonably be expected to (A) increase a Tax liability or decrease a tax attribute of Buyer or any other Buyer Related Party (including after the Closing, the Business Companies and Transferred JVs), in each case by more than a nominal amount, unless Buyer and the other Buyer Related Parties are fully indemnified or made whole for such liability or decreased tax attribute under this Agreement or Parent otherwise agrees to fully indemnify or make whole Buyer and the other Buyer Related Parties with respect thereto, (B) impose any liability on Buyer or any other Buyer Related Party (other than any Assumed Liability) or increase any Assumed Liability, unless Buyer and the other Buyer Related Parties are fully indemnified for such liability under this Agreement or Parent otherwise agrees to fully indemnify

Buyer and the other Buyer Related Parties with respect thereto, (C) require any additional Consent or Order of any Governmental Entity or third party that would reasonably be expected to prevent or delay in any material respect Parent’s or Buyer’s ability to consummate the Transactions, or (D) adversely affect Buyer or any of its Affiliates in any material respect (for this purpose, any impact on Buyer or a Buyer Related Party described in clause (A) or (B) above for which Buyer or such Buyer Related Party is fully indemnified or made whole by Parent shall not be considered to adversely affect Buyer or any of its Affiliates in any material respect).

(c)          To the extent Parent updates the Steps Plan pursuant to Section 5.07(b), Parent shall, within a reasonable period of time after such update, provide a copy of the updated Steps Plan reflecting such changes to Buyer.

SECTION 5.08.          Preservation of Pre-Closing Business Records.   For a period of seven years from the Closing Date or such longer time as may be required by applicable Law:  Buyer shall, and shall cause its Affiliates (including, after the Closing, the Business Companies) to, (i) provide Parent and its Representatives at their own expense with reasonable electronic access to any portions of the Pre-Closing Business Records that are available in electronic format, (ii) allow Parent and its Representatives reasonable access to all other Pre-Closing Business Records on reasonable notice and at reasonable times at Buyer’s principal place of business or at any location where any Pre-Closing Business Records are stored, and permit Parent and its Representatives, at their own expense, to make copies of any Pre-Closing Business Records, (iii) make reasonably available Buyer’s or its Affiliates’ personnel (including, after the Closing, personnel of the Business Companies) to assist in locating such Pre-Closing Business Records and (iv) make reasonably available Buyer’s or its Affiliates’ personnel (including personnel of the Business Companies and their Subsidiaries) whose assistance or participation is reasonably required by Parent or its Representatives in anticipation of, or preparation for, existing or future Actions or Tax Proceedings by a Governmental Entity, in each case only (A) to the extent necessary for Parent or its Affiliates to comply with applicable Law or Order or comply with an audit or investigation from a Governmental Entity, (B) in connection with an Action or Tax Proceeding brought by a Governmental Entity or other third party against Parent or any of its Affiliates or (C) to determine the rights and obligations of Parent and any of its Affiliates under this Agreement and the other Transaction Documents, or in connection with the Transactions, in each case other than in connection with a dispute or potential dispute between the parties; provided that (i) Parent and its Representatives shall conduct any such activities in a manner that does not unreasonably interfere with the business or operations of Buyer and its Affiliates and (ii) the provision of any access or information pursuant to this Section 5.08 shall be subject to the same conditions set forth in the provisos to the first sentence of Section 4.02.

SECTION 5.09.          Litigation.  In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of Buyer, on the one hand, or Parent, on the other hand, threatened in writing, against Buyer or any of the directors or officers of Buyer by any of Buyer’s stockholders, on the one hand, or against Parent or any of the directors or officers of Parent by any of Parent’s stockholders, on the other hand, in each case prior to the Closing, the party against whom such Action is brought or threatened shall promptly notify the other party of any such Action and keep such other party reasonably informed with respect to the status thereof.  The party against whom such Action is brought or threatened shall provide the other party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to the other party’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the other party, such consent not to be unreasonably withheld, delayed or conditioned.  For the avoidance of doubt, the party against whom such Action is brought or threatened shall bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such Action.

SECTION 5.10.          Public Announcements.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. Each party hereto shall not, and shall cause its Affiliates not to, issue any press release or make any other public statements with respect to the Transactions without the consent of the other party hereto (such consent not to be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that the party proposing to issue any press release or to make any other public statement in compliance with any such disclosure obligations shall use commercially reasonable efforts to consult in good faith with the other party before doing so.  Notwithstanding the forgoing, this Section 5.10 shall not apply to (i) any press release or other public statement made by any of the parties hereto which (a) is substantially consistent with the information that has previously been announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to this Agreement or the Transactions, (ii) any ordinary course communications in connection with the Debt Financing or (iii) any communications or public disclosures expressly authorized by the terms of the Equity Commitment Letter or Limited Guaranty provided to Parent prior to the execution of this Agreement.

SECTION 5.11.          Fees and Expenses; Invoices.  (a)  Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

(b)          Parent shall use commercially reasonable efforts to cause each payee of Business Expenses to submit, at least five (5) Business Days prior to the Closing, a written invoice for the full amount of unpaid Business Expenses owed to such payee in connection with this Agreement, the other Transaction Documents and the Transactions.

SECTION 5.12.          Tax Matters.

(a)          Preparation and Filing of Tax Returns; Payment of Taxes.  (i) Except as set forth below in section (ii), Buyer shall prepare and timely file (or cause to be prepared and timely filed) all Tax Returns (other than Parent Consolidated Tax Returns) required to be filed after the Closing Date by any Business Company or with respect to the Business.  With respect to any such Tax Return for or including a Pre-Closing Tax Period, Buyer shall deliver to Parent for its review, at least thirty days prior to the due date for the filing of such Tax Return (taking into account any applicable extensions), a copy of such Tax Return, together with any additional information that Parent may reasonably request.  Parent shall have the right to review such Tax Return and any such additional information prior to the filing of such Tax Return, and Buyer shall consider in good faith Parent’s comments to such Tax Returns submitted by Parent at least five days prior to the due date of such Tax Return.

(ii)          For purposes of this Agreement (including for purposes of determining Closing Indebtedness) and allocating Taxes that are attributable to a Pre-Closing Tax Period, (A) all deductions of the Business Companies arising as a result of the payment, discharge or satisfaction of Closing Indebtedness or Business Expenses shall, to the extent such position is more likely than not correct under applicable Law, be allocated to a Pre-Closing Tax Period; (B) in the case of income Taxes and all other Taxes for a Straddle Period that are not imposed on a periodic basis, such Taxes shall be allocated to a Pre-Closing Straddle Period as if the taxable years or periods of the Business Companies ended on the Closing Date based on the interim closing of the books (for such purpose, the taxable period of any controlled foreign corporation or passthrough entity in which any Business Company holds a direct or indirect beneficial interest shall be deemed to terminate at such time); and (C) in the case of any Taxes that are imposed on a periodic basis, the amount of such Taxes allocated to a Pre-Closing Tax Period shall equal the amount of such Taxes for the Straddle Period multiplied by a fraction, the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.

(b)          Tax Contests.  (i) Except as contemplated by Section 5.12(b)(ii) herein, Buyer and its Affiliates shall have no rights with respect to any Tax Proceeding relating to Taxes of any Parent Consolidated Group.  Buyer shall notify Parent within 10 Business Days of receiving notice of a Tax Proceeding for a Pre-Closing Tax Period with respect to any Business Company or the Business that could reasonably be expected to affect Parent or any of its Affiliates.  Parent shall have the right to participate in any such Tax Proceeding (other than a Tax Proceeding relating to Taxes of any Parent Consolidated Group) at its own expense for out-of-pocket costs, and Buyer shall, and shall cause its Affiliates to, (A) consider in good faith Parent’s reasonable suggestions with respect to such Tax Proceeding, (B) keep Parent reasonably informed of the status of such Tax Proceeding (including providing Parent with copies of all written correspondence regarding such Tax Proceeding) and (C) shall not settle such Tax Proceeding without Parent’s written consent, which shall not be unreasonably withheld, delayed or conditioned.

(ii)          Parent shall notify Buyer within 10 Business Days of receiving notice of a Tax Proceeding with respect to any Business Company or the Business that could reasonably be expected to adversely affect Buyer or the treatment of the Section 338(h)(10) Elections or Section 338(g) Elections with respect to Buyer.  Buyer shall have the right to participate in any such Tax Proceeding at its own expense for out-of-pocket costs, and Parent shall, and shall cause its Affiliates to, (A) consider in good faith Buyer’s reasonable suggestions with respect to such Tax Proceeding, (B) keep Buyer reasonably informed of the status of such Tax Proceeding (including providing Buyer with copies of all written correspondence regarding such Tax Proceeding), and (C) not settle such Tax Proceeding without Buyer’s written consent, which shall not be unreasonably withheld, conditioned or delayed.

(c)          Cooperation. Each of Buyer and Parent shall provide the other with such information and records (including copies of any relevant Tax Returns and supporting work schedules), and make such of its officers, directors, employees and agents available, as may reasonably be requested by such other party in connection with the preparation of any Tax Return or the conduct of any Tax Proceeding, in each case relating to the Business Companies or the Business for any Pre-Closing Tax Period or a Straddle Period.  Notwithstanding anything herein to the contrary, Parent shall not be required to provide Buyer with a copy of, or otherwise disclose the contents of, any Parent Consolidated Tax Return or other consolidated Tax Return.

(d)          Section 338 Election.  The Buyer and applicable Seller shall make (or cause to be made) a timely and effective election under Section 338(h)(10) of the Code and any comparable provisions of state or local Tax Law with respect to each of SG Gaming North America, Inc. and Scientific Games, Inc. (such elections, the “Section 338(h)(10) Elections”).  Prior to the Closing, Parent shall make entity classification elections or otherwise cause each of the Business Companies listed on Section 5.12(d)(i) of the Parent Disclosure Letter to be treated as an entity disregarded from its owner for U.S. federal income tax purposes, effective at least one day prior to the Closing.  The Buyer shall make (or cause to be made) a timely and effective election under Section 338(g) of the Code and any comparable provisions of state or local Tax Law with respect to Scientific Games Holdings Limited, an Irish company, Scientific Games Chile Limitada, a Chile limited liability company, and each of the foreign Business Companies listed on Section 5.12(d)(ii) of the Parent Disclosure Letter (the “Section 338(g) Elections”).  The parties shall cooperate (or cause their applicable Affiliates to cooperate) in good faith with each other in the preparation, execution and timely filing of any Section 338 Forms.  Buyer and Parent (i) shall (and shall cause their Affiliates to) report the Transactions in a manner consistent with the Section 338(h)(10) Elections and the Section 338(g) Elections and shall take no position contrary thereto, unless otherwise required by applicable Tax Law and (ii) shall not (and shall cause its Affiliates not to) undertake any action or engage in any transaction that would jeopardize the validity of the Section 338(h)(10) Elections or the Section 338(g) Elections.

(e)          Specified Tax Acts.  Subject to Section 5.12(d), Buyer shall not (and shall cause its Affiliates not to) commit, enter into or otherwise engage in any Specified Tax Act without obtaining the prior written consent of Parent.

(f)          Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, all stock transfer, real estate transfer, sales, use, documentary, stamp, recording and other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne 50% by Buyer and 50% by Parent.  Notwithstanding Section 5.12(a) of this Agreement, which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such party will use its commercially reasonable efforts to provide such Tax Returns to the other party at least 10 days prior to the due date for such Tax Returns.  Buyer and the Parent shall cooperate with each other in order to minimize applicable Transfer Taxes in a manner that is mutually agreeable and in compliance with applicable law, and shall to that extent execute such documents, agreements, applications, instruments, or other forms as reasonably required, and shall permit any such Transfer Taxes to be assessed and paid in accordance with applicable law.

(g)          Alternative Structure.  Notwithstanding anything to the contrary contained herein, the parties agree to use commercially reasonable efforts to explore alternative structures that would permit the consummation of the Transactions in a manner that minimizes or reduces any Transfer Taxes (including any Ireland stamp duty) applicable to the Acquisitions.  If each party agrees to pursue such an alternative structure, the parties shall enter into an appropriate amendment to this Agreement (including, for the avoidance of doubt, the Parent Disclosure Letter) to reflect such alternative structure and provide for such other changes necessitated thereby; provided, however, that failure of the parties to agree to an alternative structure shall not cause any condition to Closing set forth herein not to be satisfied or otherwise cause any breach of this Agreement.

(h)          Tax Refunds. Any cash Tax refund (or credit received in lieu of a cash Tax refund) of Taxes of a Parent Consolidated Group shall be for the benefit of Sellers.  The amount of such refund or credit shall be paid to Parent fifteen (15) days after receipt by a Business Company of a cash Tax refund or after filing of the final Tax Return reflecting the application by a Business Company of the relevant amount as a credit against Taxes.  Notwithstanding the foregoing (A) Sellers shall not be entitled to any payment pursuant to this Section 5.12(h) (1) to the extent such refund or credit is attributable to any Tax attribute arising in a taxable period (or portion thereof) beginning after the Closing Date or to any Tax attribute of Buyer or its Affiliates (excluding, for this purpose, the Business Companies) whether arising before, on or after the Closing Date, (2) with respect to any Tax refund (or credit) that was taken into account in the final determination of the Final Adjustment Amount, or (3) to the extent such refund or credit is attributable to a change in applicable Law after the date hereof; and (B) the amount of any payment to Parent hereunder shall be net of all costs, expenses, losses or Taxes incurred by Buyer or its Affiliates in connection with the receipt of such refund, credit or offset and any payments to Parent hereunder.

SECTION 5.13.          Consents.

(a)          From and after the date of this Agreement, each of Buyer and Parent shall cooperate with the other and shall, and shall cause its respective Affiliates to, use its respective commercially reasonable efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to give all notices to, and obtain all Consents, required or necessary pursuant to any Material Contract and any other Contract that is primarily related to the Business, including any Contract set forth, or required to be set forth, in Section 2.05(b) of the Parent Disclosure Letter, in connection with the consummation of the Transactions; provided, however, that (i) neither Sellers nor Parent have any obligation to amend or modify any Contract or otherwise relinquish or forbear any rights under any such Contract, in each case unless such amendment, modification, relinquishment or forbearance is conditioned upon the Closing, and (ii) none of Sellers, Parent, Buyer or any of their respective Affiliates shall have any obligation to (A) pay any consideration to any Person for the purpose of obtaining any such Consent or (B) pay any costs and expenses of any other Person (other than ordinary course out-of-pocket costs and expenses, including attorney’s fees) resulting from the process of obtaining such Consent, except for, in the case of Sellers or Parent or their Affiliates, any consideration, costs or expenses payable by the terms of the applicable Contract, unless, in the case of clauses (A) or (B), the other party agrees to bear such costs and expenses.

Notwithstanding the foregoing, this Section 5.13(a) shall not apply with respect to Shared Contracts, which are the subject of Section 5.29, or with respect to any Affiliate Contracts.

(b)          Buyer acknowledges that certain Consents and waivers with respect to the Transactions may be required and that, except as expressly set forth in Article VI, such Consents and waivers may not be obtained prior to or after Closing and are not conditions to the consummation of the Transactions.  Buyer agrees that, without limiting Section 9.14, Parent shall not have any liability whatsoever under this Agreement to Buyer or its Affiliates and neither Buyer nor its Affiliates shall be entitled to assert any claims against Parent or its Affiliates arising out of or relating to the failure to obtain any Consents that may have been or may be required from the parties to such Contracts in connection with the Transactions or because of the default, acceleration, termination or loss of right under any such Contract as a result of the failure to obtain any such Consents, in each case (i) so long as Parent has complied with its obligations under this Agreement and (ii) except for claims in respect of any of the representations and warranties of Parent contained in this Agreement to the extent such matter would otherwise result in a breach or inaccuracy of any such representations and warranties.  Buyer further agrees that no representation, warranty or covenant of Parent contained herein shall be deemed inaccurate or breached and no condition to the obligations of Buyer to consummate the Acquisition shall be deemed not to be satisfied solely as a result of (x) the failure to obtain any such Consent or as a result of any default, acceleration, termination or loss of right under any such Contract as a result of the failure to obtain any such Consent or (y) any Action commenced or threatened, or any other action taken, by or on behalf of any Person relating to the failure to obtain any such Consent or any default, acceleration, termination or loss of right under any such Contract as a result of the failure to obtain any such Consent, in each case (A) so long as Parent has complied with its obligations under this Agreement and (B) except for claims in respect of any of the representations and warranties of Parent contained in this Agreement to the extent such matter would otherwise result in a breach or inaccuracy of any such representations and warranties.

(c)          If any such Consent or waiver to any Contract referred to in Section 5.13(a) is not obtained prior to the Closing, Buyer and Parent shall cooperate (at the Parent’s expense) in attempting to obtain such Consent as promptly thereafter practicable in accordance with Section 5.13(a). If such Consent is not obtained, Buyer and Parent shall cooperate in any lawful and commercially reasonable arrangement proposed by Buyer or Parent to effect the economic and operational equivalent of the receipt of such Consent as of the Closing, under which Buyer shall obtain (without infringing upon the legal rights of such third party or violating any applicable Contract, Law or Order) the rights and benefits and assume the costs, liabilities and obligations with respect to the asset, claim or right with respect to which the Consent has not been obtained in accordance with this Agreement.  For the avoidance of doubt, this Section 5.13(c) shall not apply with respect to any Shared Contracts, which are the subject of Section 5.29.

SECTION 5.14.          Confidentiality.  From the Closing Date for a period of five (5) years thereafter (or in the case of Trade Secrets for so long as such Trade Secrets are considered “trade secrets” under applicable Law), each of Parent and Buyer shall, and shall cause its Subsidiaries to, maintain in confidence any non-public information related to the Business (in the case of Parent and its Subsidiaries) or the Retained Business (in the case of Buyer and its

Subsidiaries), and to use such non-public information only for purposes of consummating the Transactions; provided that such confidentiality obligations shall not apply to information that (A) was or becomes generally available to the public other than as a result of a disclosure by Parent or Buyer, as applicable, in breach of this Agreement, (B) first becomes available after the Closing to Parent or Buyer, as applicable, or its Representatives on a nonconfidential basis from a source other than the other party or its Representatives, provided that such source is believed by Parent or Buyer, as applicable, and such Representatives after reasonable due inquiry not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the other party or its Affiliates with respect to such information, or (C) is first independently developed by Parent or Buyer, as applicable, or its Representatives on behalf of Parent or Buyer, as applicable, in each case, after the Closing, and without reference to, incorporation of, or other use of any such non-public information.

SECTION 5.15.          [Reserved].

SECTION 5.16.          Termination of Affiliate Arrangements.  Effective as of the Closing, but subject to the occurrence of the Closing, (a) except for the Intercompany Accounts set forth on Section 5.16(a) of the Parent Disclosure Letter and except as otherwise set forth in the Transition Services Agreement, Parent and its controlled Affiliates (other than the Business Companies), on the one hand, and the Business Companies, on the other hand, shall eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Business Companies, on the one hand, and Parent and its Affiliates (other than the Business Companies), on the other hand, do not have any further liability to one another (and without any costs or other liabilities of Buyer or any of its controlled Affiliates (including, following the Closing, the Business Companies)) in respect of such Intercompany Accounts following the Closing and (b) except for the Contracts set forth on Section 5.16(b) of the Parent Disclosure Letter and except as otherwise set forth in the Transition Services Agreement, all Affiliate Contracts shall be terminated in their entirety and shall be without further force or effect, without any further rights, obligations or liabilities of Parent or any of its controlled Affiliates (other than the Business Companies), on the one hand, and Buyer or any of its controlled Affiliates (including, following the Closing, the Business Companies), on the other hand, following the Closing.  Notwithstanding the foregoing, intercompany accounts and balances solely between or among any of the Business Companies shall not be affected by this Section 5.16.

SECTION 5.17.          Resignations.  Parent shall use commercially reasonable efforts to cause to be delivered to Buyer on the Closing Date resignation letters, in form and substance reasonably acceptable to Buyer, of such members of the board of directors (or comparable governing body) of each Business Company and officers of each Business Company which have been requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date, such resignation letters to be effective concurrently with the Closing.

SECTION 5.18.          Further Assurances.  Following the Closing, each party hereto shall, at the request of the other party hereto, execute, or cause its Affiliates to execute, such further documents, and perform, or cause its Affiliates to perform, such further acts, as may be reasonably necessary or appropriate to give full effect to the assignment, conveyance, transfer or allocation of rights, benefits, obligations and liabilities contemplated by this Agreement, the other Transaction Documents and the Transactions.

SECTION 5.19.          Buyer Expenditures; Distributions.  From the date of this Agreement until the Closing Date, Buyer shall not expend funds other than in connection with the Transactions and the payment of related expenses and shall not declare or pay any dividend or make any other distribution to its equityholders.

SECTION 5.20.          Other Investors.  Prior to the Closing, without the prior written consent of Parent, Buyer shall not permit or agree to permit any Person to obtain any shares of capital stock or other equity interests (or rights to obtain any equity interests) in Buyer, except in connection with any syndication of the Equity Financing; provided that, such syndication would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

SECTION 5.21.          Insurance.

(a)          Subject to Section 5.21(b), Parent and Buyer agree that the coverage under insurance policies related to the Business and arranged or maintained by Parent or its Affiliates (other than the Business Companies) is only for the benefit of Parent and its Affiliates (other than the Business Companies), and not for the benefit of Buyer or the Business.  Subject to Section 5.21(b), as of the Closing, Buyer agrees to arrange for its own insurance policies with respect to the Business and, without prejudice to any right of indemnification pursuant to this Agreement, agrees not to seek, through any means, to benefit from any of Parent’s or its Affiliates’ (other than the Business Companies’) insurance policies.

(b)          From and after the Closing, with respect to any claim or occurrence relating to the Business Companies or the Business arising prior to the Closing that would be covered by any of Parent’s or its Affiliates’ insurance policies (such policies, the “Available Insurance Policies” and such claims, the “Coverage Claims”), Buyer, on behalf of the Business Companies, may access, submit claims, retain claims made prior to Closing and seek coverage for such Coverage Claims under the Available Insurance Policies, subject to the terms and conditions of such Available Insurance Policies; provided, however, that (i) Buyer and the Business Companies shall exclusively bear the amount of any “deductibles” associated with claims under such Available Insurance Policies and shall otherwise be liable for all uninsured or uncovered amounts of such claims, (ii) Buyer and the Business Companies shall be solely responsible at their expense for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims and shall not, without the written consent of Parent, amend, modify or waive any rights of Parent or other insureds under any such insurance policies and programs, (iii) with respect to coverage claims or requests for benefits asserted by Buyer or the Business Companies under the Available Insurance Policies, Parent shall have the right but not the duty to monitor and/or associate with such claims, (iv) Buyer and the Business Companies shall be liable for any fees, costs or expenses incurred by Parent or its Affiliates directly or indirectly through the insurers or reinsurers of the Available Insurance Policies relating to any unsuccessful Coverage Claims and (v) neither Buyer nor the Business Companies shall assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies to any other Person.

Notwithstanding anything to the contrary contained herein, (x) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Parent or its Affiliates to insurance coverage for any matter, whether relating to the Business Companies, the Business or otherwise, and (y) Parent shall retain the exclusive right to control all of its insurance policies and programs, including the Available Insurance Policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and to amend, modify, terminate or waive any such insurance policies and programs or any rights thereunder; provided that, Buyer and the Business Companies shall use their commercially reasonable efforts to cooperate with Parent with respect to Coverage Claims and requests for benefits and sharing such information as is reasonably necessary in order to permit Parent to manage and conduct its insurance matters as Parent reasonably deems appropriate; and provided, further, that Parent shall treat Buyer and the Business Companies no less favorably than Parent’s Affiliates with respect to any Available Insurance Policies and shall not take any action with the intent of limiting Buyer’s and the Business Companies’ ability to benefit from the Available Insurance Policies or make Coverage Claims pursuant to this Section 5.21(b).

SECTION 5.22.          Minority Interests.  From the date of this Agreement until the Closing Date, Parent and Buyer shall comply with the obligations set forth in Section 5.22 of the Parent Disclosure Letter.

SECTION 5.23.          Credit Support for the Business; Parent Indebtedness Release.

(a)          Buyer shall use its reasonable best efforts to procure on or promptly after the Closing Date (and Parent shall cooperate with Buyer in procuring) the return or unconditional release by the applicable counterparty of each obligation of Parent or any of its Affiliates (other than the Business Companies) with respect to the Business, any Business Company, any Transferred JV or the assets thereof (including any guarantee or credit support provided by, or any letter of credit, performance bond or surety posted by, Parent or any of its Affiliates (other than the Business Companies) or any third party on behalf thereof) that is set forth on Section 5.23(a) of the Parent Disclosure Letter or such other actual and documented support obligations as to which Parent provides reasonable supporting documentation not later than ten (10) Business Days prior to the Closing (the “Parent Financial Assurances”), including by providing substitute guarantees, furnishing letters of credit, instituting escrow arrangements or posting surety or performance bonds with terms that are at least as favorable to the counterparty as the terms of the applicable Parent Financial Assurance. Buyer shall indemnify and hold harmless Parent and its Affiliates (other than the Business Companies) from and against any and all out-of-pocket Damages resulting from any failure of Buyer to obtain any return and/or unconditional release with respect to any Parent Financial Assurance or to otherwise comply with its obligations under this Section 5.23(a).

(b)          Subject to compliance with Section 5.23(c) with respect to any obligations required to be released pursuant to the Parent Indebtedness Release, Parent shall use its reasonable best efforts to procure on or promptly after the Closing Date (and Buyer shall cooperate with Parent in procuring) the return or unconditional release by the applicable counterparty of each obligation of any Business Company, any Transferred JV or the assets thereof with respect to the Retained Business (including any guarantee or credit support provided by, or any letter of credit, performance bond or surety posted by, any Business Company, any

Transferred JV or any third party on behalf thereof) that is set forth in Section 5.23(b) of the Parent Disclosure Letter or such other actual and documented support obligations as to which Buyer identifies reasonable supporting documentation not later than ten (10) Business Days prior to the Closing (the “Business Financial Assurances”), including by providing substitute guarantees, furnishing letters of credit, instituting escrow arrangements or posting surety or performance bonds with terms that are at least as favorable to the counterparty as the terms of the applicable Business Financial Assurance. Parent shall indemnify and hold harmless Buyer and its Affiliates (including the Business Companies) from and against any and all out-of-pocket Damages resulting from any failure of Parent to obtain any return and/or unconditional release with respect to any Business Financial Assurance or to otherwise comply with its obligations under this Section 5.23(b).

(c)          Parent shall deliver, at least three (3) Business Days prior to the Closing Date, drafts of any documentation (including, without limitation, any guarantee terminations, collateral releases and UCC filings) required to effect or evidence the Parent Indebtedness Release.

SECTION 5.24.          Wrong Pockets.

(a)          If at any time following the Closing:

(i)          Buyer or any Business Company (or any of its or their Affiliates) receives any payment from customers, suppliers or any third party that is properly payable to Parent (or any of its Affiliates thereof (other than the Business Companies)), the Person receiving such payment shall promptly remit (or cause to be promptly remitted) such payment to Parent or its Affiliate that is entitled to such payment;

(ii)          Parent (or any Affiliate thereof) receives any payment from customers, suppliers or any third party that is properly payable to Buyer (or any of its Affiliates (including, following Closing, the Business Companies)) or the Business, the Person receiving such payment shall promptly remit (or cause to be promptly remitted) such payment to Buyer or the Business Company that is entitled to such payment;

(iii)          Parent or any of its Affiliates owns, possesses or is party to any asset, right, title, property or interest primarily related to the Business, or any current asset included within the calculation of Closing Working Capital (as finally determined hereunder), that have not been transferred, conveyed, assigned or delivered to Buyer or one of its designees on or prior to the Closing Date, Parent shall, and shall cause its Affiliates to, promptly assign, transfer, convey, assign or deliver any such asset, right, property or interest to the Business Company designated by Buyer, and Buyer shall cause such Business Company to accept such asset, right, property or interest and accept and assume any liabilities applicable to such asset, right, property or interest;

(iv)          any Business Company owns, possesses or is party to any asset,

right, title, property or interest primarily relating to the Retained Business, but excluding any current asset included within the calculation of Closing Working Capital (as finally determined hereunder), that have not been transferred, conveyed, assigned or delivered to Parent or one of its designees on or prior to the Closing Date, Buyer shall, and shall cause the applicable Business Company to, promptly assign, transfer, convey, assign or deliver any such asset, right, property or interest to Parent or to such other Person designated by Parent, and Parent shall, or shall cause such designee to, accept such asset, right, property or interest and accept and assume any liabilities applicable to such asset, right, property or interest;

(v)          any Business Company is subject to any Retained Liability (other than a liability included within the calculation of Closing Working Capital or the Closing Indebtedness (each as finally determined hereunder)), Buyer shall cause such Person to promptly assign any such Retained Liability to Parent or to any Affiliate of Parent as Parent may designate, and Parent shall, or shall cause such Affiliate to, accept and assume such Retained Liability; and

(vi)          Parent (or any Affiliate thereof) is subject to any Assumed Liability or a liability included within the calculation of Closing Working Capital or Closing Indebtedness (each as finally determined hereunder), Parent shall, or shall cause such Affiliate to, promptly assign such Assumed Liability or liability included within the calculation of Closing Working Capital or Closing Indebtedness to the Business Company designated by Buyer, and Buyer shall cause such Business Company to accept and assume such liability.

(b)          Without limiting Section 5.24(a), but subject to Section 5.24(f), from and after the Closing Date until the first (1st) anniversary of the Closing Date if any Business Company owns any Trademarks or domain names that were used in the conduct of the Retained Business as conducted on the Closing Date and not licensed under the Trademark Assignment and License Agreement, then the parties shall, as soon as reasonably practicable, negotiate a Contract (or Contracts) in good faith under which Parent or its designee will receive a perpetual, royalty-free license on reasonable and nondiscriminatory terms to use such Intellectual Property.

(c)          Parent shall use commercially reasonable efforts between the date of this Agreement and the Closing to identify any Trademarks or domain names that are owned by Parent (or any Affiliate thereof) as of the date hereof and used in the operation of the Business as of the date hereof, that are not licensed pursuant to the License Agreements (the “Additional Marks and Domains”), and will add any such Addtiional Marks and Domains to the Licensed Property (as defined in the Intellectual Property License Agreement).  Without limiting the foregoing, from and after the Closing Date until the first (1st) anniversary of the Closing Date in the event either party discovers that Parent (or any Affiliate thereof) owns any Additional Marks and Domains (or any any other Trademarks or domain names that were owned by Parent (or any Affiliate thereof) as of the Closing Date and used in the operation of the Business as of the Closing Date, that are not licensed pursuant to the License Agreements), then the parties shall, as soon as reasonably practicable, negotiate a Contract (or Contracts) in good faith under which

Buyer or its designee will receive a perpetual, royalty-free license on reasonable and nondiscriminatory terms to use such Additional Marks and Domains.

(d)          Any asset, right, property or interest that is to be assigned to another Person pursuant to Section 5.24(a) shall be held in trust for the benefit of the Person entitled thereto until the consummation of the assignment or transfer thereof in accordance with Section 5.24(a).

(e)          If any liability that is to be assigned to another Person pursuant to Section 5.24(a) cannot be assigned or otherwise transferred, any amounts paid by the Person that is subject to such liability in connection with the discharge of such liability shall be promptly reimbursed by the Person to whom such liability is to be assigned or transferred in accordance with Section 5.24(a). The parties will (and will cause their Affiliates to) reasonably cooperate to make and characterize payments pursuant to Section 5.24(a) in a manner that is Tax-efficient for the parties and their Affiliates.

(f)          Notwithstanding anything to the contrary herein, this Section 5.24 shall not operate to result in the assignment or transfer of (i) any Trademarks, Patents or domain names not included in the Transferred Intellectual Property, (ii) any Intellectual Property licensed to the Business Companies pursuant to the License Agreements or the iLottery Commercial Agreement, (iii) any real property, (iv) any assets or liabilities of the iLottery business or (v) the Retained Matter.

SECTION 5.25.          Intellectual Property Matters.

(a)          Following the Closing Date, in the event that any of the named inventors of any Patents included in the Business Intellectual Property remain employed by Parent or its Subsidiaries, Parent shall, and shall cause such inventors (solely as long as such inventors remain employees of Parent or its Subsidiaries) to, at Buyer’s expense, reasonably cooperate with Buyer upon Buyer’s request as reasonably necessary to permit Buyer or the Business Companies to prosecute, register, and maintain the Patents included in the Business Intellectual Property, including by executing and delivering any and all affidavits,  declarations, oaths and other documentation.

(b)          Parent and its applicable Affiliates hereby acknowledge and agree that following the Closing Buyer and its Subsidiaries (including the Business Companies) shall have the sole and exclusive worldwide right to exploit, use, license, authorize to use, apply-for, register, defend and enforce the Business Intellectual Property.  As of and following the Closing, except as set forth under the License Agreements and the iLottery Commercial Agreement, Parent shall not (and shall cause its applicable Affiliates to not): (i) exploit, disclose or use the Business Intellectual Property, nor any Trademarks confusingly similar to a Trademark included in the Business Intellectual Property, (ii) attempt to register any Business Intellectual Property, or any Trademark confusingly similar to a Trademark included in the Business Intellectual Property, or (iii) challenge or interfere with Buyer’s or any of its Affiliates’ (including the Business Companies’) efforts to apply-for, register, defend or enforce any of the Business Intellectual Property worldwide.

(c)          Buyer and its Subsidiaries (including the Business Companies) hereby acknowledge and agree that following the Closing Parent and its applicable Affiliates shall have the sole and exclusive worldwide right to exploit, use, license, authorize to use, apply-for, register, defend and enforce all Intellectual Property that is not included in the Business Intellectual Property (the “Retained Intellectual Property”).  As of and following the Closing, except as set forth under the License Agreements and the iLottery Commercial Agreement, Buyer shall not (and shall cause its applicable Affiliates to not): (i) exploit, disclose or use the Retained Intellectual Property, nor any Trademarks confusingly similar to a Trademark included in the Retained Intellectual Property, (ii) attempt to register any Retained Intellectual Property, or any Trademark confusingly similar to a Trademark included in the Retained Intellectual Property, or (iii) challenge or interfere with Parent’s or any of its Affiliates’ efforts to apply-for, register, defend or enforce any of the Retained Intellectual Property worldwide.

(d)          Parent shall, and shall cause its applicable Affiliates to use commercially reasonable efforts to provide Buyer at the Closing, to the extent in their possession or control, reasonably available to them, not publicly available (except as indicated otherwise below) and not in the possession of the Business Companies, prosecution files and dockets, registration certificates (including original registration certificates, whether or not publicly available), registration files and related written opinions of counsel for each item of Business Intellectual Property, including, with respect to the Trademarks included in the Business Intellectual Property, dates of first use thereof and associated written documentation of first use.

(e)          As soon as reasonably practicable after the date hereof, Parent shall, and shall cause its applicable Subsidiaries to, use commercially reasonable efforts to prepare, obtain and file with the United States Patent and Trademark Office or equivalent foreign Governmental Entities, as applicable, inventor assignments necessary in order to record one of the Business Companies as the sole record owner of the Intellectual Property listed in Section 5.25 of the Parent Disclosure Letter, provided, however, that in the event that the Parent and its Subsidiaries are not able to prepare, obtain or file any such documents prior to the Closing despite such commercially reasonable efforts, the Parent shall, and shall cause its applicable Affiliates to, continue to use commercially reasonable efforts to do so as soon as reasonably practicable thereafter.

(f)          The Parent shall, between the date hereof and the Closing, (i) enter into a sublicense agreement between Parent (or an Affiliate thereof) and a Business Company, permitting such Business Company to exercise certain rights and licenses solely with regard to lottery products under the License Agreement: Gaming Devices and Lottery, effective as of January 20, 2017, by and between EON Productions Limited, Bally Gaming, Inc. and Scientific Games International, Inc., as amended by the First Amendment to License Agreement: Gaming Devices and Lottery, dated March 3, 2017, as amended by Amendment 1a, dated October 2, 2018, as amended by the Second Amendment to License Agreement: Gaming Devices and Lottery, effective as of April 17, 2020, and (ii) use reasonable best efforts to enter into a sublicense agreement between Parent (or an Affiliate thereof) and a Business Company, permitting such Business Company to exercise certain rights and licenses solely with regard to lottery products under the License Agreement #19257-Multi, dated October 1, 2015, by and between Warner Bros. Consumer Products Inc. and Scientific Games Corporation, as amended by Amendment #1, dated as of January 17, 2017, as amended by Amendment #2, dated as of

May 4, 2017, as amended by Amendment #3, dated July 14, 2017,  as amended by Amendment #4, dated as of December 8, 2017, as amended by Amendment #5, dated as of May 1, 2018, as amended by Amendment #6, dated as of July 29, 2019, as amended by Amendment #7, effective as of August 1, 2019, as amended by Amendment #8, effective as of October 1, 2019 as amended by Amendment #9, effective as of January 14, 2019, as amended by Amendment #10, dated July 23, 2020. The foregoing sublicense agreements shall enable the Business Companies to use the Intellectual Property licensed under the agreements described in (i) and (ii) above on the same terms as those applicable to the Business’ use of such Intellectual Property as of the date hereof.

(g)          The Parent shall, within five (5) days following the Closing Date, deliver to Buyer a copy of all tangible embodiments of the Business Intellectual Property that is in Parent’s or its Affiliates’ reasonable possession or control, and reasonably available to Parent, and that are not in the possession of the Business Companies on the Closing Date.  If, within one (1) year after the Closing Date, Buyer identifies any tangible embodiments that should have been delivered to it pursuant to the preceding sentence, Buyer may notify Parent in writing particularly identifying such tangible embodiments, and Parent agrees to use commercially reasonable efforts to deliver such tangible embodiments to Buyer within a reasonable time after receiving such notice.

(h)          (i) Between the date hereof and the Closing, Buyer and Parent will cooperate in good faith to re-confirm the schedule of Specified Intellectual Property, and to determine whether there are any other Patents, Trademarks or domain names that are used in the Business and not used in the Retained Business, in each case as of the date hereof.  Prior to Closing, the schedule of Specified Intellectual Property will be amended to reflect the outcome of such re-confirmation and determination.

(ii)          Between the date hereof and the Closing, Buyer and Parent will also cooperate in good faith to determine whether there are any other Patents, Trademarks or domain names that are primarily used in the Business but also used in the Retained Business.  Prior to Closing, any such Patents, Trademarks or domain names identified pursuant to this Section 5.26(h)(ii) will be retained by Parent and exclusively licensed to Buyer in the lottery field, unless the use of such Patents, Trademarks or domain names in the Retained Business as of the Closing is insignificant (taking into account the revenues derived therefrom), in which case such Patents, Trademarks and domain names will be added to the schedule of Specified Intellectual Property and be exclusively licensed to Parent in the Retained Business field.

SECTION 5.26.          Real Estate Separation.  Each of the parties shall cooperate in good faith to implement the terms and provisions set forth in Section 5.26 of the Parent Disclosure Letter in accordance with the principles and parameters set forth therein.  On or before the Closing Date, each of Buyer and Parent shall (and, if applicable, each shall cause its applicable Affiliate party thereto to) execute and deliver each Real Estate Separation Agreement.

SECTION 5.27.          iLottery Commercial Agreement.  On or prior to the Closing Date, Parent shall and shall cause its applicable Affiliates to execute and deliver the iLottery Commercial Agreement.  The parties hereto agree that the iLottery Commercial Agreement will reflect such parties’ mutual intention (which intention has formed the basis of Exhibit A hereto)

that, on the Closing Date, the assets owned, leased or licensed by SGI and its Subsidiaries, together with the rights granted, services to be provided by or transitional services to be offered by SGG and its Subsidiaries (other than SGI and its Subsidiaries) to SGI and its Subsidiaries under the iLottery Commercial Agreement and any license granted in connection therewith, will constitute all of the assets, right, title, interest and properties that are reasonably necessary for SGI and its Subsidiaries to operate the iLottery business substantially in the manner in which it is conducted on the date hereof and as it will be conducted as of immediately prior to the Closing.

SECTION 5.28.          Non-Compete; Non-Solicit.

(a)          From the Closing Date for a period of five (5) years thereafter, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, own any equity interest in, individually or in conjunction with any other person, or in any other manner engage in any business of the type described in the definition of the Business (a “Competing Business”); provided, however, that (i) the business of engaging in video lottery terminal central monitoring and control shall not be deemed a Competing Business, (ii) neither Parent nor any of its Affiliates shall be deemed to be in violation of this Section 5.22(a) as a result of their respective performance of the iLottery Commercial Agreement in accordance with the terms thereof and (iii) with respect to iLottery, the applicable non-competition provisions of the iLottery Commercial Agreement shall apply instead of this Section 5.28(a). Notwithstanding the foregoing, none of Parent or any of its Affiliates shall be prohibited from acquiring any Person that engages in any Competing Business as long as (i) the Competing Business accounts for (A) less than twenty (20)% and (B) less than $250,000,000 of  such Person’s annual consolidated revenues in the last completed fiscal year of such Person, (ii) Parent or such Affiliate, as applicable, divests, enters into a bona fide agreement to divest or otherwise winds down or liquidates such Competing Business, in each case, within nine (9) months following the consummation of such acquisition and, in each case of an agreement to divest thereafter consummates such divestiture with such third party whom Parent or such Affiliate, as applicable, entered into an agreement to divest, and (iii) Parent, or such Affiliate, as applicable, provides prompt written notice to Buyer that it has acquired such Competing Business and, if Buyer provides written notice to Parent or such Affiliate that it is interested in purchasing such Competing Business from Parent or such Affiliate, then Parent or such Affiliate shall consider in good faith any proposal from Buyer.

(b)          From the date hereof for a period ending two (2) years after the Closing Date, neither Parent nor Buyer shall, and each shall cause its Subsidiaries not to, solicit for employment (i), in the case of Buyer and its Subsidiaries, any employee of Parent or its Subsidiaries or (ii) in the case of Parent and its Subsidiaries, any employee of Buyer or its Subsidiaries; provided that the foregoing shall not preclude (x) general public solicitations by Parent, Buyer or their respective Affiliates, or by a bona fide search firm, as the case may be, that are not specifically directed toward employees of such other Person or any of its Subsidiaries or (y) the solicitation of any Person at least six (6) months after termination of such Person by Parent and its Subsidiaries or Buyer and its Subsidiaries, as applicable.

SECTION 5.29.          Shared Contracts.

(a)          From the date hereof until the date that is twelve (12) months following the Closing, Parent and Buyer shall, and shall cause their respective Affiliates to, use their reasonable best efforts to work together (and, if necessary and desirable, to work with any applicable counterparty) to divide, partially assign, modify and/or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, including each Contract set forth on Section 5.29 of the of the Parent Disclosure Letter, such that (i) Buyer or a Business Company is the beneficiary of the rights and is responsible for the obligations of the portion of such Shared Contract related to the Business and (ii) Parent or an Affiliate of Parent (other than a Business Company) is the beneficiary of the rights and is responsible for the obligations of the portion of such Shared Contract related to the Retained Business.  If Parent and Buyer or their respective Affiliates are not able to enter into an arrangement to divide, partially assign, modify and/or replicate (in whole or in part) the rights and obligations under and in respect of any Shared Contract prior to the Closing, Parent and Buyer shall, and shall cause their respective Affiliates to, use their reasonable best efforts (A) to work together to effect the division, partial assignment, modification and/or replication of such Shared Contract as promptly thereafter practicable and (B) to cooperate in any lawful, contractually permissible and commercially reasonable arrangement, including a subcontracting or sublicensing arrangement, under which, following the Closing and until the earlier of (x) the end of the current term of such Shared Contract and (y) the date on which the division, partial assignment, modification and/or replication of such Shared Contract as contemplated by this Section 5.29 is effected, (i) Buyer or a Business Company shall receive the interest in the benefits and obligations of the portion of such Shared Contract related to the Business and (ii) Parent or an Affiliate of Parent (other than a Business Company) shall receive the interest in the benefits and obligations of the portion of such Shared Contract related to the Retained Business.

(b)          Notwithstanding the foregoing, none of Parent, Buyer or any of their respective Affiliates shall be obligated to use any efforts to divide, partially assign, modify, replicate or otherwise provide an interest in the benefits or obligations of any portion of any Shared Contract (i) with respect to a Shared Contract to be held by Parent or an Affiliate of Parent (other than a Business Company) to the extent that, immediately following the Closing, the services or benefits to the Business under such Shared Contract are provided after the Closing to Buyer or a Business Company pursuant to the Transition Services Agreement or another Transaction Document or (ii) with respect to a Shared Contract to be held by a Business Company immediately following the Closing, the services or benefits to the Retained Business under such Shared Contract are provided after the Closing to Parent or an Affiliate of Parent (other than a Business Company) pursuant to the Transition Services Agreement or another Transaction Document.

SECTION 5.30.          Earnout.  Parent and Buyer shall comply with the obligations set forth in Section 5.30 of the Parent Disclosure Letter in accordance with the terms thereof.

ARTICLE VI

Conditions to Closing

SECTION 6.01.          Conditions to Each Party’s Obligations to Consummate the Acquisition. The respective obligations of each party to consummate the Acquisition are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) as of the Closing of the following conditions:

(a)          Antitrust Approval.  Any waiting period (and any extension thereof including any related voluntary commitments or agreements with any Governmental Entity) applicable to the Acquisition under the HSR Act shall have been terminated or shall have expired and the Foreign Antitrust Approvals set forth on Section 6.01(a) of the Parent Disclosure Letter shall have been obtained.

(b)          Lottery Approvals.   The Lottery Approvals set forth on Section 6.01(b) of the Parent Disclosure Letter (the “Required Lottery Approvals”) shall have been obtained.

(c)          No Legal Restraints.  No Law or Order issued, by any Governmental Entity of competent jurisdiction enjoining, restraining, making illegal or otherwise preventing the consummation of the Acquisition or any other Transaction shall be in effect and no Action by any Governmental Entity of competent jurisdiction shall be pending that if adversely determined would reasonably be expected to prevent or make illegal the consummation of the Acquisition or any other Transaction.

(d)          Internal Reorganization.  The Internal Reorganization shall have been consummated in accordance with the Steps Plan in all material respects.

SECTION 6.02.          Conditions to Obligations of Buyer.  The obligation of Buyer to consummate the Acquisition is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Buyer) as of the Closing of the following conditions:

(a)          Representations and Warranties of Parent.  (i)  Each of the representations and warranties of Parent contained in Article II of this Agreement (other than in Section 2.01(a) (Organization and Good Standing; Organizational Documents), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.03 (Capitalization), Section 2.09(a) (Absence of Certain Changes), Section 2.19 (Brokers), and Section 2.04 (Business Subsidiaries; Transferred JVs)), without regard to any materiality or “Business Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (ii) the representations and warranties of Parent set forth in Section 2.01(a) (Organization and Good Standing; Organizational Documents), Section 2.02 (Authority; Execution and Delivery; Enforceability), and Section 2.19 (Brokers), (A) to the extent qualified by materiality or “Business Material Adverse Effect” in the text thereof, shall be true and correct in all respects and (B) otherwise, shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), (iii) the representations and warranties of Parent set forth in Section 2.03 (Capitalization) and Section

2.04 (Business Subsidiaries; Transferred JVs) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except for de minimis inaccuracies and (iv) the representations and warranties of Parent set forth in Section 2.09(a) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date.  Buyer shall have received a certificate signed by a duly authorized executive officer of Parent on behalf of Parent to the effect that this condition has been satisfied.

(b)          Performance of Obligations.  Parent shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate signed by a duly authorized executive officer of Parent on behalf of Parent to the effect that this condition has been satisfied.

(c)          Closing Deliverables.  Parent shall have delivered, or caused to be delivered, to Buyer the Closing deliverables set forth in Section 1.03(b).

SECTION 6.03.          Conditions to Obligations of Parent.  The obligation of Parent to consummate the Acquisition is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) as of the Closing of the following conditions:

(a)          Representations and Warranties of Buyer(i)  Each of the representations and warranties of Buyer contained in this Agreement (other than in Section 3.01 (Organization, Standing; Authority; Execution and Delivery; Enforceability) and Section 3.07 (Brokers)), without regard to any materiality or “Buyer Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct in all respects (without regard to such materiality qualifiers) as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect and (ii) each of the representations and warranties of Buyer set forth in Section 3.01 (Organization, Standing; Authority; Execution and Delivery; Enforceability) and Section 3.07 (Brokers) (A) to the extent qualified by materiality or “Buyer Material Adverse Effect”, shall be true and correct in all respects and (B) otherwise, shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date).  Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

(b)          Performance of Obligations of Buyer.  Buyer shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

(c)          Closing Deliverables.  Buyer shall have delivered, or caused to be delivered, to Parent the Closing deliverables set forth in Section 1.03(a).

SECTION 6.04.          Frustration of Closing Conditions.  Neither Buyer, on the one hand, nor Parent, on the other hand, may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Person’s failure to act in good faith or such Person’s failure to perform its covenants and agreements set forth in this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01.          Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of Parent and Buyer;

(b)          by either Parent or Buyer, by written notice to the other, if:

(i)          the Closing has not occurred on or before the date that is 9 months after the date of this Agreement (as such date may be extended, the “Outside Date”); provided that (i) if the conditions set forth in Sections 6.01(a), 6.01(b) and 6.01(c) (with respect to the approvals contemplated by Section 6.01(a) or Section 6.01(b)) are not satisfied as of such date, the Outside Date shall automatically be extended to the date that is 3 months after the original Outside Date and (ii) a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(i) if such party has failed to perform any covenant or agreement in this Agreement which failure has been the proximate cause of the failure of the Closing to occur; provided, further that, if Parent has delivered the notice referred to in clause (C) of Section 7.01(d)(ii) in accordance with such clause (C) of Section 7.01(d)(ii) neither party shall be permitted to terminate this Agreement pursuant to this Section 7.01(b)(i) during the three (3) Business Day period following the date of the delivery of such notice;

(ii)          during the four (4) Business Day period following the delivery of the notice referred to in clause (C) of Section 7.01(d)(ii); or

(iii)          any Governmental Entity of competent jurisdiction has issued any Order or Law permanently enjoining, restraining or otherwise preventing the consummation of the Acquisition or any other Transaction and such Order or Law shall have become final and nonappealable;

(c)          by Buyer, if Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Parent shall not have cured such breach or failure to perform within forty-five (45) calendar days following receipt by Parent of written notice of such breach or failure to perform from Buyer stating Buyer’s intention to terminate this Agreement pursuant to this Section 7.01(c) and the basis for such termination; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Buyer is then in material breach of any of its representations, warranties, covenants or agreements hereunder which would give rise to the failure of a condition set forth in Section 6.03(a) or (b) to be satisfied; or

(d)          by Parent, if:

(i)          Buyer shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition contained in Section 6.03(a) or 6.03(b) and (B) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Buyer shall not have cured such breach or failure to perform within forty-five (45) calendar days following receipt by Buyer of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder which would give rise to the failure of a condition set forth in Section 6.02(a) or (b) to be satisfied; or

(ii)          if (A)  all of the conditions set forth in Sections 6.01 and 6.02 have been and continue to be satisfied (other than those conditions which by their terms are to be satisfied at the Closing, provided such conditions would have been satisfied as of such date) or waived, (B) Buyer is required to consummate the Closing in accordance with Section 1.02, (C) Parent has irrevocably confirmed in writing delivered to Buyer at least three (3) Business Days prior to such termination that (x) all of the conditions set forth in Section 6.01 and Section 6.03 have been satisfied (other than those conditions which by their terms are to be satisfied at the Closing, provided such conditions would have been satisfied as of such date) or, to the extent permitted by applicable Law, waived by Parent, and (y) it is prepared and able to consummate the Closing, and (D) Buyer fails to consummate the Closing within three (3) Business Days following the later of (1) the date of the delivery of the notice referred to in the preceding clause (C) and (2) the date the Closing should have occurred pursuant to Section 1.02 and throughout such three (3) Business Day period Parent remained prepared and able to consummate the Closing in accordance with Section 1.02.

SECTION 7.02.          Effect of Termination.  (a)  In the event of termination of this Agreement by either Parent or Buyer as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto (or any Buyer Related Party, Debt Financing Source Party or Parent Related Party), other than (i) Section 2.19, Section 3.07, the last sentence of Section 4.02, the second and third to last sentences of Section 5.03(e), this Section 7.02 and Article IX and the Confidentiality Agreement, all of which shall survive such termination (subject to the limitations set forth in Section 7.02(b) and Section 7.02(c)), and (ii) except as set forth in Section 7.02(b) and Section 7.02(c), to the extent that such termination results from (A) a willful and material breach by a party of any covenant or agreement set forth in this Agreement or (B) Fraud.

(b)          In the event that this Agreement is terminated by Parent pursuant to Section 7.01(d)(i) or Section 7.01(d)(ii), or by Buyer pursuant to Section 7.01(b)(i) at such time as Parent was entitled to terminate this Agreement pursuant to Section 7.01(d)(i) or Section 7.01(d)(ii), then Buyer shall promptly, but in no event later than five (5) Business Days after the date of such termination, pay to Parent an amount equal to $407,750,000 (the “Termination Fee”) by wire transfer of same day funds (it being understood that notwithstanding anything to the contrary in this Agreement in no event shall Buyer be required to pay the Termination Fee on more than one occasion). Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, it is agreed that the Termination Fee is a liquidated damage, and not a penalty.

(c)          Notwithstanding anything to the contrary in this Agreement, other than Parent’s injunctive, specific performance and equitable relief rights set forth in Section 9.11 prior to the termination of this Agreement and the reimbursement and indemnification obligations of Buyer under Section 5.04(e) and Section 7.02(d), under the circumstances where the Termination Fee is payable and paid by Buyer, Parent’s and any Parent Related Party’s sole and exclusive remedy for all liabilities or Damages suffered or incurred in respect of or relating in any way to this Agreement (including documents delivered pursuant to or in connection with this Agreement), the Debt Financing, the Debt Financing Commitments, the Equity Financing Commitments or the Limited Guaranty or the performance hereof or thereof (including the Transactions) or the financings contemplated thereby (in each case, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any Buyer Related Party or Debt Financing Source Party, by the enforcement of any assessment or by any action or other proceeding, by virtue of any Law, pursuant to any theory of law or equity, in contract, in tort or otherwise) (such agreements and related matters, the “Transaction-Related Matters”), including the failure of the Closing to occur and any breach of this Agreement (including any willful and material breach) or any damages or monetary remedy for any breach of any representation, warranty, covenant or agreement shall be to terminate this Agreement pursuant to Section 7.01(d)(i) or 7.01(d)(ii) and receive payment of the Termination Fee from Buyer pursuant to Section 7.02(b) and other amounts, if any, referenced in Section 7.02(d) and expense reimbursement and indemnification from Buyer in accordance with Section 5.03(e).  Following the receipt of the Termination Fee pursuant to Section 7.02(b) and other amounts, if any, referenced in Section 7.02(d) and such expense reimbursement from Buyer in accordance with the third to last sentence of Section 5.03(e), if Parent is entitled to receive the Termination Fee pursuant to Section 7.02(b) and such other amounts pursuant to Section 7.02(d) and Section 5.03(e), no Person shall have any rights or claims against any Buyer Related Party or Debt Financing Source Party under this Agreement in connection with any Transaction-Related Matter, whether at law or equity, in contract in tort or otherwise, and no Buyer Related Party or Debt Financing Source Party shall have any liability or obligation to Parent or its Affiliates or the Person in connection with any Transaction-Related Matter, including this Agreement or the Transactions.  For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, while Parent may pursue both a grant of specific performance in accordance with Section 9.11 and the payment of the Termination Fee under Section 7.02(b), under no circumstances shall Parent be permitted or entitled to receive both such grant of specific performance and the Termination Fee (or any portion thereof).

(d)          The parties hereto acknowledge that the agreements contained in this Section 7.02 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement. If Buyer fails promptly to pay the Termination Fee and, in order to obtain such payment, Parent commences legal action that results in an Order against Buyer for the Termination Fee, Buyer shall pay to Parent, together with the Termination Fee, Parent’s reasonable and documented costs and expenses (including reasonable and documented attorney’s fees) in connection with such legal action, and interest on the Termination Fee and such costs and expenses at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over three hundred sixty (360) days, from the date such payment was required to be made through the date of full payment thereof.

ARTICLE VIII

Indemnification

SECTION 8.01.          Survival.  The parties hereto, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any party hereto or any of its Affiliates in respect thereof, including any breach thereof, other than, in each case, for Fraud, and (b) any claim may be made by any party hereto in respect of the breach of any covenant or agreement contained in this Agreement that is to be performed prior to the Closing (“Pre-Closing Covenants”) shall survive for a period of twelve (12) months following the Closing Date (provided that if notice of any such claim is delivered pursuant to Section 8.04 with respect to a breach of any such covenant or agreement prior to the expiration of such period, such claim shall survive until resolved).  All other covenants and agreements contained in this Agreement that by their terms contemplate performance thereof following the Closing or otherwise expressly by their terms survive the Closing (“Post-Closing Covenants”) will survive the Closing in accordance with their respective terms.

SECTION 8.02.          Indemnification by Parent.  In addition to the indemnification set forth in Section 5.04 and 5.23(b), Parent shall indemnify and hold harmless, and pay and reimburse, each of Buyer and its Representatives (collectively, the “Buyer Indemnitees”) against and from any and all Damages which any Buyer Indemnitee may incur or suffer to the extent such Damages arise out of or result from (a) any of the Retained Liabilities, (b) any breach of any Pre-Closing Covenant or Post-Closing Covenant, (c) the Internal Reorganization or (d) any Italian Withholding Taxes.  Buyer shall take, and shall cause or direct, as applicable, the other Buyer Indemnitees to take, commercially reasonable steps to mitigate to the extent required by applicable Law any such Damages.

SECTION 8.03.          Indemnification by Buyer.  In addition to the indemnification set forth in Sections 5.03(e), 5.04 and 5.23(a), Buyer shall indemnify and hold harmless, and pay and reimburse, Parent, each other Seller and their respective Representatives (collectively, the “Seller Indemnitees”) against and from any and all Damages which any Seller Indemnitee may incur or suffer to the extent such Damages arise out of or result from (a) any of the Assumed Liabilities or (b) any breach of a Pre-Closing Covenant or Post-Closing Covenant.  Seller shall take, and shall cause or direct, as applicable, the other Seller Indemnitees to take, commercially reasonable steps to mitigate to the extent required by applicable Law any such Damages.

SECTION 8.04.          Claims.  Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article VIII (the “Indemnified Party”) shall give prompt written notice to Parent or Buyer, respectively (the “Indemnifying Party”), of each matter, action, cause of action, claim, demand, fact or other circumstances of which it becomes aware upon which a claim for indemnification (a “Claim”) hereunder may be based.  Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Damages (to the extent estimable at such time) and the specific basis for indemnification hereunder.  Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is materially prejudiced by such failure.

SECTION 8.05.          Defense of Actions.  The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Claim based on any Action by any third party with full authority to conduct such defense and to settle or otherwise dispose of the same and the Indemnified Party will fully cooperate in such defense; provided that the Indemnifying Party provides written notice to the Indemnified Party of its election to assume the defense of such claim within thirty (30) days of receiving written notice of such Claim from the Indemnified Party pursuant to Section 8.04; provided, further, that the Indemnifying Party shall not be entitled to assume the defense of such Claim if (i) the Claim relates to any criminal or quasi-criminal matter or seeks injunctive or other equitable relief that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be reasonably separated from any related claim for money damages, provided that if any portion of the claim can be so separated from the related claim for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages, or (ii) the Indemnified Party shall have reasonably concluded, after conferring with its outside counsel, that an actual or potential conflict of interest exists between the Indemnifying Party or any of its Affiliates, on the one hand, and the Indemnified Party, on the other hand, or that the Indemnifying Party or any of its Affiliates could have defenses that would not reasonably be expected to be available to the Indemnifying Party, in each case, that would make separate representation advisable, or (iii) any Claim involving a warranty or a commercial relationship between the third party involved in such Action or its Affiliates, on the one hand, and the Indemnified Party or its Affiliates, on the other hand; and, provided, further, that the Indemnifying Party will not, in the defense of any such Action, except with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, delayed or conditioned), consent to the entry of any Order or enter into any settlement (a) which provides for any relief other than the payment of monetary damages, (b) which involves a finding or admission of any violation of Law or admission of wrongdoing, and/or (c) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof.  After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such Action, (i) the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party, (ii) the Indemnified Party may hire separate counsel at its own expense and may participate in the defense of such Action and (iii) the Indemnifying Party shall keep the

Indemnified Party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith recommendations made by the Indemnified Party with respect thereto.  As to those third-party Actions with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its own cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same.  The Indemnified Party will not settle any Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld, delayed or conditioned.

SECTION 8.06.          Exclusivity, No Duplicate Recovery.  Following the Closing, this Article VIII and Sections 5.03(e), 5.04, 5.23(a) and 5.23(b) provide the exclusive means by which a party hereto may assert and remedy claims of any nature whatsoever relating to the Transactions (other than disputes related to adjustments of the Purchase Price pursuant to Section 1.04, which shall be governed by the terms of Section 1.04); provided, however, that the foregoing in this Section 8.06 shall not preclude any party from seeking (a) any relief other than monetary damages (including injunctive relief or specific performance) when such relief is otherwise available under this Agreement or applicable Law,  (b) any remedy under any Transaction Document (other than this Agreement) or the Confidentiality Agreement or (c) in claim in respect of Fraud.  Notwithstanding any other provision of this Agreement to the contrary, in no event shall any Indemnified Party be entitled to indemnification under this Article VIII with respect to any matter to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 1.04.

SECTION 8.07.          Calculation of Damages.  Except as otherwise provided in this Article VIII, in any case where the Indemnified Party subsequently recovers from third parties any amount in respect of a matter with respect to which the Indemnifying Party has indemnified the Indemnified Party pursuant to this Article VIII, the Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the costs, Taxes and other expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter.  The computation of the amount of any indemnity payment required to be made pursuant to this Article VIII shall be reduced by the amount of the Tax benefit, if any, actually realized by the Indemnified Party by the time such indemnity payment is made, as a result of incurring the liability at issue.

SECTION 8.08.          Tax Treatment of Indemnity Payments.  For Tax purposes, any indemnity payment under this Agreement shall be treated as an adjustment to the portion of the Purchase Price payable in respect of the Transferred Company with respect to which the Damages, Retained Liabilities or Taxes that gave rise to the indemnity payment relates.

ARTICLE IX

General Provisions

SECTION 9.01.          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties hereto in accordance with this Section 9.01):

(a)	if to Buyer:

BCP Acquisitions LLC c/o Brookfield Capital Partners LLC 250 Vesey Street, 15th Floor Brookfield Place New York, NY 10281-1023

	Attention:	David Nowak
Erson Olivan

	Email:	David.Nowak@brookfield.com
Erson.Olivan@brookfield.com

with a copy, which shall not constitute notice, to:

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006

	Attention:	James E. Langston
Charles W. Allen

	Email:	jlangston@cgsh.com
callen@cgsh.com

(b)	if to Parent:

Scientific Games Corporation 6601 Bermuda Rd. Las Vegas, NV 89119

	Attention:	James Sottile, Chief Legal Officer
	Email:	James.Sottile@scientificgames.com

with a copy, which shall not constitute notice, to:

Cravath, Swaine & Moore LLP
Worldwide Plaza

825 Eighth Avenue New York, NY 10019

Attention:	Robert I. Townsend III, Esq.
O. Keith Hallam, III, Esq.
Jenny Hochenberg, Esq.

Email:	RTownsend@cravath.com
KHallam@cravath.com
JHochenberg@cravath.com

SECTION 9.02.          Definitions.  For the purposes of this Agreement:

“401(k) Employees” means any (a) Transferred Employee who, as of immediately prior to the Closing, participates in the Parent 401(k) Plan and (b) employee hired by Buyer or any of its Affiliates following the Closing and who, at any time following the Closing and prior to the 401(k) Transition Date, participates in the Parent 401(k) Plan pursuant to the Transition Services Agreement.

“Accounting Principles” means GAAP using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions, and valuation and estimation methodologies) used and applied by Parent in the preparation of the Financial Statements for the year ended December 31, 2020; provided that if such accounting principles, practices, procedures, policies and methods used and applied by Parent in the preparation of the Financial Statements for the year ended December 31, 2020 and GAAP are inconsistent, GAAP shall take precedence and control; provided that the Accounting Principles (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the Transactions and (ii) shall follow the defined terms contained in this Agreement.

“Acquisition Proposal” means, other than the Transactions, any offer or proposal relating to, in a single transaction or a series of related transactions, any acquisition or purchase, directly or indirectly (whether by merger, consolidation, business combination, sale of stock or assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction), of a portion of the Business that comprises 5% or more of its combined net revenues or net income, taken as a whole, or 5% or more of the assets of the Business, taken as a whole, by any third party other than Buyer or its Affiliates.

“Adjustment Amount” means a number (which may be a negative number) equal to the (i) Final Adjustment Amount, minus (ii) Estimated Adjustment Amount.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by Contract or otherwise. Notwithstanding the foregoing, (i) in no event shall Buyer or any of its Subsidiaries be considered an Affiliate of any investment fund affiliated with Brookfield Asset Management Inc. (“Brookfield”) or any portfolio company of any investment fund affiliated with Brookfield, (ii) nor shall any investment fund affiliated with Brookfield or any other portfolio company of any investment fund affiliated with Brookfield be considered to be an Affiliate of Buyer or any of its Subsidiaries. Prior to the Closing, the Business Companies shall not be deemed to be Affiliates of Buyer.

“Affiliate Contract” means any Contract (other than any Transaction Document) between a Business Company, on the one hand, and Parent or any of its Affiliates (other than the Business Companies), on the other hand.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

“Applicable Business Organization Law” means, with respect to any Person, the applicable law of organization of such Person.

“Applicable Lottery Law” means all applicable laws, statutes, regulations, bylaws, subordinate legislation, regulatory policies (including any requirement, standard, guidance, announcement or notice of any Lottery Regulatory Authority), rules or industry codes of practice or conduct which govern the Business Companies’ lottery activities.

“Assumed Benefit Plan” means each Benefit Plan (a) that is maintained, sponsored or entered into by any of the Business Companies or (b) for which liabilities and/or assets transfer to Buyer or its Affiliates (including the Business Companies) under applicable Law as a result of the Transactions.

“Assumed Liabilities” means all obligations and liabilities to the extent arising out of, or relating to, the Business (including the ownership or operation thereof), whether any such liability arises before or after the Closing, is known or unknown or is contingent or accrued; provided, however, that notwithstanding anything to the contrary herein, any obligation or liability that Parent is required to indemnify pursuant to Section 8.02, 5.04, or 5.23(b) shall be a Retained Liability.

“BBU” means Brookfield Business Partners L.P. and its subsidiaries.

“BBU Financing” means any debt or equity financing of BBU or any Affiliate of BBU.

“BBU Filing Documents” means the documents relating to any filing that may be required by BBU or any of its Affiliates pursuant to applicable securities laws, rules or regulations in the United States or Canada including, but not limited to, any registration statement or prospectus filed by BBU or an Affiliate of BBU with the SEC of any applicable Canadian securities regulator.

“Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject thereto), or any other compensation, employment or employee benefit plan, program, arrangement, agreement or policy, (including any such plan, program, arrangement, agreement or policy providing employment, consulting, severance, transaction, restrictive covenant, retention and/or change in control compensation or benefits), including those providing equity-based, incentive or retention awards, deferred compensation, disability, medical, retiree medical, dental, life insurance or other welfare benefits, retirement, supplemental retirement, fringe or gratuity benefits or termination indemnities, that is sponsored, contributed to or maintained by (or required to be sponsored, contributed to or maintained by) Parent or any of its Affiliates in which any Business Employee participates or with respect to which the Business may have any actual or contingent liability, excluding any plan, program, agreement or arrangement required by applicable Law (e.g., government mandated severance plans).

“Benefits Transition Date” means the date Business Employees cease participation in the Parent Benefit Plans (whether such date occurs upon the Closing or once the applicable service under the Transition Services Agreement is terminated) and begin participation in Benefit Plans sponsored by Buyer.

“Business Companies” means the Transferred Companies and the Business Subsidiaries.

“Business Companies Relevant Licenses” means all Lottery Approvals issued to any Business Company or any officers, directors, employees or consultants thereof which are necessary to operate the Business in accordance with the Applicable Lottery Laws.

“Business Data” all data, including Personal Data, used in or necessary for the conduct of the Business.

“Business Day” means any day of the year on which national banking institutions in New York, New York and Paris, France are open to the public for conducting business and are not required or authorized to close.

“Business Employee” means each employee of Parent and its Affiliates (including the Business Companies) (a) who as of the Closing Date, spends at least 50% of his or her work time in the operation of the Business, (b) whose employment will transfer to one of the Business Companies on the Closing Date by operation of applicable Law (an “Automatic Transfer Employee”) or (c) who is set forth on Section 9.02(a)(i) of the Parent Disclosure Letter, including in all cases, each such employee who as of the Closing Date is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided that any individual set forth on Section 9.02(a)(ii) of the Parent Disclosure Letter shall not be a “Business Employee”.  Parent shall notify Buyer reasonably promptly upon becoming aware that any Business Employee will reasonably be expected to be an Automatic Transfer Employee.

“Business Expenses” means all fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, the Business Companies in connection with the process to sell the Business, the potential initial public offering of the Business, the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of Parent’s covenants or agreements in this Agreement or any other Transaction

Document or the preparation for or consummation of the Transactions (including in connection with the separation of the Business, Internal Reorganization and the preparation of the Financial Statements), to the extent not paid prior to Closing, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of the Business Companies; (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Business Companies pursuant to this Agreement or any other Transaction Document; and (c) all sale, stay, success, transaction, retention, severance, change of control or similar bonuses, payments or benefits implemented by Parent and its Affiliates prior to the Closing and due to any current or former employees, officers, directors, consultants, service providers or agents of Parent or any of its Subsidiaries (including any of the Business Companies), in each case, solely as a result of the consummation of the Transactions and/or any period of continued service thereafter (but excluding, for the avoidance of doubt, any double trigger severance as a result of termination of employment by Buyer on or following the Closing), together with the employer portion of any employment, payroll or similar Taxes attributable to amounts payable pursuant to this clause (c), in each case, (calculated without regard to the ability to defer Taxes under the CARES Act), in each case, that are payable by a Business Company; provided that the portion of the Business Expenses allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation.

“Business Intellectual Property” means the Owned Intellectual Property and the Transferred Intellectual Property.

“Business IT Systems” means the information technology systems, including servers, Software, firmware, hardware, telecommunications, data communication lines and networks, owned, leased, licensed or controlled by the Parent or any of its Subsidiaries;  in each case, to the extent used or held for use in connection with the Business.

“Business Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development (an “effect”) that alone or in combination with any other effect (a) other than for purposes of Section 2.09(a) and clause (iv) of Section 6.02(a), would reasonably be expected to prevent, materially delay or materially impair the ability of any of Parent, any Seller or any Business Company to perform is respective obligations under this Agreement or any other Transaction Documents or to consummate the Transactions or (b) has or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business, taken as a whole; provided, however, that in the case of the foregoing clause (b), a Business Material Adverse Effect will not include or be deemed to result from any effect, either alone or in combination with any other effect, directly or indirectly, to the extent arising out of, relating to or attributable to: (A) (1)(x) general political, social, business, economic, financial, credit, commodity or capital market conditions in the United States or any other country or region in the world, in each case including changes in interest or exchange rates, monetary policy or inflation, or (y) the industries in which the Business operates or (2) (x) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, riots, sabotage, terrorism or other international or national calamity or any worsening or escalation of such conditions, (y) any hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, acts of God or weather-related events, or (z) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national, federal, state or local government; provided that, with respect to any of the items specified in this clause (A), only to the extent that any such effect does not have a material and disproportionate adverse effect on the Business compared to other participants in the industries or geographic locations in which the Business operates (in which case, only the incremental material and disproportionate adverse effect may be taken into account in determining whether there has been or will be a Business Material Adverse Effect); or (B)(1) the negotiation, execution or announcement of this Agreement or the other Transaction Documents, or the pendency of the Transactions, including any Action by Buyer or a shareholder of Parent resulting therefrom, any reduction in revenues resulting therefrom, any impact on relationships with Governmental Entities, vendors, customers, employees, financing sources, partners or similar relationships resulting therefrom (provided, however, that this clause (1) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by Parent in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the execution, the announcement or the pendency of this Agreement or the Transactions or any conditions to Closing related to such representations or warranties), (2) any change resulting or arising from the identity of, or any facts or circumstances relating to, Buyer or any of its Affiliates, (3) the taking of any action (or the omission of any action) expressly required to be taken or omitted by this Agreement or any other Transaction Document or otherwise at the written request or with the written consent of Buyer, in each case other than as required or contemplated by Section 4.01, (4) any adoption, proposal or implementation of, or change or prospective change in, any applicable Law after the date of this Agreement or the interpretation thereof by any Governmental Entity, (5) any change or prospective change in GAAP or in accounting standards after the date of this Agreement or any interpretation thereof by any Governmental Entity, (6) any failure by the Business to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Buyer or any of its Representatives; provided that this clause (B)(6) shall not prevent a determination that any effect underlying such failure to meet estimates or other indicia of performance has resulted in a Business Material Adverse Effect (to the extent such effect is not otherwise excluded from this definition of Business Material Adverse Effect) or (7) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; provided that, with respect to any of the items specified in any of clauses (B)(4), (5) or (7), only to the extent that any such effect does not have a material and disproportionate adverse effect on the Business compared to other participants in the industries or geographic locations in which the Business operates (in which case, only the incremental material and disproportionate adverse effect may be taken into account in determining whether there has been or will be a Business Material Adverse Effect).

“Business Records” means all data and records (including Contracts) of the business and operations of the Business on whatever media and wherever located.

“Business Subsidiaries” means the Subsidiaries of the Transferred Companies, after giving effect to the Internal Reorganization.

“Buyer Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development that would prevent, materially delay or materially impair the ability of Buyer to perform its obligations under any Transaction Document or to consummate the Transactions.

“Buyer Related Party” means, collectively, (a) Buyer, (b) its Affiliates, (c) its and their respective current, former and future direct or indirect directors, officers, general or limited partners, shareholders, equity holders (including the Equity Financing Sources), members, managers, controlling persons, portfolio companies, employees, advisors, agents, attorneys or other representatives, predecessors, successors, beneficiaries, heirs, assigns or affiliates and (d) any of the types of Persons described in the foregoing clause (c) of the actual Persons described in the foregoing clause (c) and the respective successors and assigns of any of the foregoing Persons.

“Canadian Securities Laws” means the Securities Act (Ontario) together with all rules and regulations and published policies thereunder and all other applicable securities laws of any province or territory of Canada.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, issued August 8, 2020, the Consolidated Appropriations Act, 2021, or any other similar applicable federal or state Law.

“Cash” means the aggregate amount of cash (excluding, for the avoidance of doubt, any Restricted Cash), cash equivalents, and marketable securities of the Business Companies (after giving effect to the Internal Reorganization), net of uncleared checks outstanding and pending wire transfers, in each case determined in accordance with the Accounting Principles; provided that the portion of Cash allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation.

“Closing Cash” means the aggregate amount of Cash as of the Reference Time (but giving effect to any Cash dividends or distributions in respect of capital stock and any uses of Cash to pay Indebtedness or Business Expenses, in each case made or received, as applicable, subsequent to the Reference Time and prior to the Closing).

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Business Companies (after giving effect to the Internal Reorganization) (including principal, accrued and unpaid interest, prepayment penalties or fees, premiums, breakage amounts or other amounts payable in connection with prepayment), that remains unpaid as of the Reference Time (but giving effect to (i) any Indebtedness incurred as a result of any action taken by such Transferred Company or any of its Subsidiaries (after giving effect to the Internal Reorganization) subsequent to the Reference Time and prior to the Closing not at the written direction of Buyer and (ii) any uses of Cash to repay Indebtedness subsequent to the Reference Time and prior to the Closing); provided that the portion of Closing Indebtedness allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation.  Notwithstanding anything to the contrary in this Agreement, Closing Indebtedness shall not include any amount that constitutes Business Expenses or is included in Closing Working Capital.

“Closing Working Capital” means (i) the consolidated total current assets of the Business Companies (after giving effect to the Internal Reorganization) as of the Reference Time, minus (ii) the consolidated total current liabilities of the Business Companies (after giving effect to the Internal Reorganization, and which shall include the net liabilities in the line item with the heading “Pension Liabilities” on Section 9.02(b) of the Parent Disclosure Schedule) (without duplication of any Cash, Indebtedness or Business Expenses of the Business Companies (after giving effect to the Internal Reorganization)) as of the Reference Time, each as calculated in accordance with the Accounting Principles; provided that the portion of Closing Working Capital allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation.  An illustrative calculation of the Closing Working Capital as of September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021 is set forth on Section 9.02(b) of the Parent Disclosure Letter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means each collective bargaining, works council or other labor union Contract or labor arrangement covering any Business Employee, excluding any national, industry or similar generally applicable Contract or arrangement.

“Compliant” means, with respect to any Required Financial Information, that (i) such Required Financial Information, taken as a whole, does not contain any untrue statement of a material fact regarding the Business or omit to state any material fact regarding the Business necessary in order to make such Required Financial Information not misleading, in the light of the circumstances under which the statements contained in such Required Financial Information were made, (ii) such Required Financial Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 that are applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), (iii) the Business’s auditors have not objected to the use of their audit opinion(s) related to any audited financial statements (of the Business) included in the Required Financial Information that is to be included in a customary offering memorandum for the offering of debt securities by Buyer (or one of its Subsidiaries or Affiliates), (iv) the financial statements and other financial information included in the Required Financial Information that is to be included in a customary offering memorandum for the offering of non-convertible debt securities by Buyer (or one of its Subsidiaries or Affiliates) are sufficient to permit the Business’s independent accountants to issue customary “comfort” letters (subject to completion of its normal practices and procedures)

with respect to such financial statements and such other financial information to the Debt Financing Sources providing the portion of the Debt Financing consisting of debt securities (including customary “negative assurance” and change period comfort) in order to consummate any offering by Buyer (or one of its Subsidiaries or Affiliates) of debt securities under Rule 144A, (v) any interim quarterly financial statements included in such Required Financial Information have been reviewed by the Business’s independent auditors as provided in the procedures specified by AICPA AU-C Section 930 and (vi) such Required Financial Information would not be deemed stale under customary practices for offerings and private placements of non-convertible debt securities under Rule 144A.

“Consolidating Financial Statements” means, to the extent reasonably available to Parent, and in each case unaudited and internally prepared, (1) the most recent (and in any event as of no longer than 90 days prior to the Closing Date) unconsolidated balance sheet of each Transferred Company and Transferred JV and (2) the most recent (and in any event as of no longer than 90 days prior to the Closing Date) consolidated balance sheet of each Transferred Company and its Subsidiaries and the most recently available consolidated statement of income of each Transferred Company and its Subsidiaries covering the prior four quarter period (and in any event such period not ending more than 90 days prior to the Closing Date).

“Contract” means any note, bond, mortgage, indenture, lease, license or other contract, agreement, instrument or legally binding obligation.

“COVID-19” means the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, any “second” or “subsequent” waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction (or any other measures affecting the compensation or benefits of Business Employees), reduced capacity, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Damages” means losses, liabilities, damages, deficiencies, costs and expenses incurred or suffered (and, if applicable, reasonable attorneys’ fees associated therewith), but shall not include punitive damages unless such damages are awarded to a third party.

“Debt Financing Source Parties” means the (a) Debt Financing Sources, (b) their respective Affiliates, (c) the Debt Financing Sources’ and such Affiliates’ their respective current, former and future direct or indirect directors, officers, general or limited partners, shareholders, equity holders, members, managers, controlling persons, portfolio companies, employees, advisors, agents, attorneys or other representatives, predecessors, successors, beneficiaries, heirs, assigns or affiliates and (d) any of the types of Persons described in the foregoing clause (c) of the actual Persons described in the foregoing clause (c) and the respective successors and assigns of any of the foregoing Persons.

“Deferred Payroll Taxes” means, any Taxes payable by Parent or any of the Business Companies that (i)(x) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (y) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, calculated without giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local Law to reduce the amount of any such Taxes payable or owed, or (ii) are employment, payroll or similar Taxes for the Pre-Closing Tax Period, the payment of which was deferred until after the Closing Date pursuant to a Pandemic Response Law.

“Environmental Laws” means any Laws relating to pollution, the protection or cleanup of the environment, natural resources or, as it relates to exposure to any hazardous or toxic substance present in the environment or workplace, human health and safety, or the management, manufacture, generation, labeling, registration, use, treatment, storage, transportation, handling, disposal, Release or threatened Release of or exposure to hazardous or toxic substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals, registrations and other similar authorizations of Governmental Entities relating to or required by Environmental Laws for the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Adjustment Amount” (which may be a negative number) means:

(i)          Estimated Closing Cash; plus

(ii)          Estimated Closing Working Capital, minus Target Working Capital (which may be a negative number); minus

(iii)          Estimated Closing Indebtedness; minus

(iv)          Estimated Business Expenses.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Adjustment Amount” (which may be a negative number) means:

(i)          Closing Cash; plus

(ii)          Closing Working Capital, minus Target Working Capital (which may be a negative number); minus

(iii)          Closing Indebtedness; minus

(iv)          Business Expenses;

in each case as finally determined pursuant to Section 1.04.

“Financial Statements” means the following financial statements: (i) the audited combined balance sheet of the Business as of the years ended December 31, 2020 and December 31, 2019, and the related audited combined statements of operations, comprehensive income, cash flows and changes in parent’s equity for the years then ended, including in each case the notes thereto, and (ii) the unaudited combined balance sheet of the Business Companies as of June 30, 2021, and the related unaudited combined statements of operations, comprehensive income, cash flows and changes in parent’s equity for the six months then ended.

“Fraud” means, with respect to any Person, common law fraud under Delaware Law of such Person in respect of any of representations and warranties set forth in this Agreement or in any other Transaction Document.  For the avoidance of doubt, only the Person who committed a Fraud shall be responsible for such Fraud.

“FSA Employee” means any (a) Transferred Employee or (b) employee hired by Buyer or any of its Affiliates following the Closing, in each case, and who, immediately prior to the FSA Transition Date, participates in the Parent FSA Plan.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means any pollutant, contaminant or toxic or hazardous substance, material or waste, including those for which liability or standards of care or a requirement for investigation or remediation are imposed or arise under Environmental Law, and including petroleum (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, radioactive materials and polychlorinated biphenyls.

“iLottery Commercial Agreement” means that certain iLottery commercial agreement, the terms of which are set forth on Exhibit A hereto and which shall be in a form reasonably acceptable to Buyer.

“Indebtedness” means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (to the extent applicable conditions to such payment are satisfied (other than the passage of time)), (iv) all capitalized lease obligations (calculated in accordance with GAAP) of such Person (excluding any amounts in respect of operating leases), (v) any net payment obligations under any interest rate or currency swaps, caps or other derivatives or hedging arrangements, (vi) all obligations for the deferred purchase price of property, assets or services for earn outs, purchase price adjustments, holdbacks or other similar obligations (calculated at the full amount of the possible payment outstanding), (vii) to the extent drawn upon, all obligations of such Person evidenced by letters of credit, banker’s acceptances, fidelity, surety or bonds, customs bonds, or similar instruments or facilities, (viii) arising from or in connection with the Paycheck Protection Program under the CARES Act, (ix) any accrued rent, fees, or other expenses outstanding arising from or relating to any Leased Real Property which has been terminated at or prior to the Closing, (x) all unpaid and unfunded compensation payable by the Business Companies (including cash and incentive bonuses and commissions, nonqualified deferral compensation, severance payments or benefits, the value of any accrued, but unpaid and unpaid employer matching or other contributions under the Parent 401(k) Plan, and any earned, but unpaid and unfunded amounts under any Assumed Benefit Plan), in each case, together with the employer portion of any payroll Taxes payable in connection therewith, (xi) any Deferred Payroll Taxes to the extent unpaid as of the Closing, (xii) all Pre-Closing Taxes, (xiii) all Indebtedness of a type referred to in clauses (i) through (xii) above of other Persons guaranteed by such Person and (xiv) all Indebtedness referred to in clauses (i) through (xiv) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by such Person (calculated, in the case of Indebtedness for which recourse is limited solely to the property subject to the applicable Lien, as an amount equal to the lesser of (A) the value (as determined in good faith by Parent) of the property of such Person subject to such Lien securing such Indebtedness and (B) the amount of such Indebtedness); provided, however, that Indebtedness shall not include (A) any intercompany obligations owing by any Transferred Company or any of its wholly owned Subsidiaries, on the one hand, to another Transferred Company or any of their respective wholly owned Subsidiaries, on the other hand, (B) any obligations owed with respect to surety bonds, performance bonds, letters of credit or similar obligations (in each case, unless and except to the extent actually drawn), (C) any trade payables incurred in the ordinary course of business and (D) any amounts in respect of compensation or benefits, including under any Assumed Benefit Plan, that is included in the calculation of Closing Working Capital, including, for the avoidance of doubt, any liabilities in respect of defined benefit pension plans.

“Intellectual Property” means all intellectual property and other similar proprietary rights, in any and all countries, whether registered or unregistered, including all rights in, to and under: (i) patents and patent applications (including provisionals), together with all reissuances, continuations, continuations-in-part, divisions, revisions, renewals, extensions and reexaminations with respect thereto, and inventions and invention disclosures (whether or not patentable) (“Patents”), (ii) Trademarks, (iii) copyrights, including copyrights in works of authorship and other copyrightable works, and applications and registrations and renewals therefor, (iv) know-how, trade secrets and confidential or proprietary information, including research and development, testing information, specifications, techniques, methods, procedures, algorithms, formulas, formulation technology, technical and marketing information and specifications (collectively, “Trade Secrets”), (v) domain names, URLs, social media accounts, social media identifiers, handles and hashtags, (vi) databases, (vii) industrial designs and (vii) Software.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between Parent or any of its Affiliates (other than the Business Companies), on the one hand, and any Business Company, on the other hand.

“Internal Reorganization” means the transactions depicted in the Steps Plan, other than Step 5 of the Steps Plan.

“International DC Employee” means any (a) Transferred Employee who, as of immediately prior to the Closing, participates in an International Parent DC Plan and (b) employee hired by Buyer or any of its Affiliates following the Closing and who, at any time following the Closing and prior to the applicable International DC Transition Date, participates in an International Parent DC Plan pursuant to the Transition Services Agreement.

“International Parent DC Plan” means any defined contribution plan sponsored or maintained by Parent or one of its Affiliates (other than a Business Company), but excluding the Parent 401(k) Plan.

“Italian Withholding Taxes” means any withholding Taxes imposed by the Italian taxing authorities and all penalties, charges, sanctions, costs, interest and additions to tax imposed with respect thereto on distributions or dividends from Scientific Games Italy Investments SRL to Scientific Games Europe Sarl paid in any period prior to the Closing Date, and any Taxes payable by the Buyer Indemnitees as a result of indemnification for Italian Withholding Taxes hereunder.

“Knowledge of Buyer” or other references to Knowledge with respect to Buyer means the actual knowledge of any of the Persons set forth on Section 9.02(c) of the Parent Disclosure Letter, in each case, after reasonable due inquiry of the employee(s) of Buyer or its applicable Subsidiary with primary responsibility for the relevant subject matter.

“Knowledge of Parent” or other references to Knowledge with respect to Parent means the actual knowledge of any of the Persons set forth on Section 9.02(d) of the Parent Disclosure Letter, in each case, after reasonable due inquiry of the employee(s) of Parent or its applicable Subsidiary with primary responsibility for the relevant subject matter.

“Lottery Approvals” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, determinations of qualification, franchises, exemptions, waivers, concessions and entitlements issued by any Lottery Regulatory Authority or under any Applicable Lottery Laws that are required of the applicable party, or, while not required, would, if not obtained, (i) materially adversely affect the Buyer, (ii) result in a breach under a contract involving a Lottery Regulatory Authority and Parent or any of its Affiliates, and/or (iii) give rise to a right of a Lottery Regulatory Authority to terminate a contract involving Parent or any of its Affiliates.

“Lottery Regulatory Authority” means the competent Governmental Entity or quasi-governmental entity (for the avoidance of doubt, including but not limited to corporations or other legal entities formed pursuant to law to regulate lottery activities) in any jurisdiction regulating lottery activities (if any), including, for the avoidance of doubt, the Governmental Entities or quasi-governmental entities issuing the Business Companies Relevant Licenses.

“Marketing Period” means the period of 15 consecutive Business Days after the date of this Agreement throughout which (i) Buyer shall have the Required Financial Information and the Required Financial Information shall be Compliant (it being understood that if Parent shall in good faith reasonably believe that it has provided the Required Financial Information and the Required Financial Information is Compliant, it may deliver to Buyer a written notice to that effect (stating when it believes the Required Financial Information was delivered), in which case Parent shall be deemed to have delivered the Required Financial Information to Buyer on the date specified in such notice (so long as such notice is given within two Business Days of such date by Parent) unless Buyer in good faith reasonably believes that Parent has not provided the Required Financial Information or that the Required Financial Information is not Compliant at the time such notice is given and, within two Business Days after the delivery of such notice by Seller, Buyer delivers written notice to Parent to that effect stating with reasonable specificity which Required Financial Information has not been provided or in what way the Required Financial Information is not Compliant) and (ii) the conditions set forth in Section 6.01 are and shall be satisfied assuming that the Closing Date were to be scheduled for any time during such consecutive 15 day period (other than those conditions that by their nature are to be satisfied at the closing, but provided that throughout such period such conditions are and remain capable of being satisfied); provided, however, that (a) November 24, 2021, November 26, 2021 and July 5, 2022 shall not constitute Business Days for purposes of such 15 consecutive Business Day period (provided that, for the avoidance of doubt, such exclusions shall not restart such period), (b) if such 15 consecutive Business Day period has not been completed on or prior to December 17, 2021, then such period shall be deemed to have not commenced prior to January 4, 2022, (c) if such 15 consecutive Business Day period has not been completed on or prior to August 19, 2022, then such period shall be deemed to have not commenced prior to September 6, 2022 and (d) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is fully consummated (including the funding thereof, which may include funding into escrow).

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Open Source Code” shall mean any Software which is licensed, distributed or conveyed subject to any “open source,” “copyleft,” “free software” or other similar types of license or distribution terms or under a Contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated or integrated or with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, licensed, distributed or conveyed at no charge or be licensed, distributed or conveyed under some or all of the terms of such Contract, including any Software licensed under the GNU General Public License; Library General Public License; Lesser General Public License; Mozilla license; Berkeley Software Distribution license; Open Source Initiative license; MIT, Apache and Public Domain licenses; Microsoft Shared Source License; Common Public License; Artistic License; Netscape Public License; Sun Community Source License (SCSL); Sun Industry Standards License (SISL); and any license listed at www.opensource.org and the like.

“Owned Intellectual Property” means the Intellectual Property owned or purported to be owned by the Business Companies as of the Closing Date, provided that with respect to the first sentence of Section 2.14(a) “Owned Intellectual Property” shall mean the Intellectual Property owned or purported to be owned by the Business Companies as of the date of this Agreement.

“Pandemic Response Law” means the CARES Act and any other similar or additional federal, state, local, or foreign law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parent 401(k) Plan” means the Scientific Games Corporation 401(k) Plan.

“Parent Consolidated Group” means any affiliated, consolidated, combined unitary or aggregate group that includes Parent or any of its Affiliates (other than any group consisting solely of Business Companies).

“Parent Consolidated Tax Return” means any Tax Return of a Parent Consolidated Group.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to Buyer in connection with the execution and delivery by the parties of this Agreement.  The Parent Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure in any section or subsection of Article II shall be deemed to qualify any other sections and subsections of Article II of this Agreement to the extent that it is reasonably apparent from the content and context of such disclosure that such disclosure also qualifies or applies to such other sections and subsection.

“Parent FSA Plan” means the Benefit Plan that provides certain employees of Parent and its Affiliates with qualified flexible spending accounts for health and/or dependent care expenses.

“Parent Indebtedness” means (i) that certain Credit Agreement, dated as of October 18, 2013, by and among Scientific Games International, Inc. as the borrower, Parent, as holdings, the financial institutions party thereto from time to time and Bank of America, N.A. as administrative agent and collateral agent, as may be amended, amended and restated, supplemented or otherwise modified, (ii) the 5.000% 2025 Secured Notes issued by Parent, (iii) the 3.375% 2026 Secured Euro Notes issued by Parent, (iv) the 8.625% 2025 Unsecured Notes issued by Parent, (v) the 5.500% 2026 Unsecured Euro Notes issued by Parent, (vi) the 8.250% 2026 Unsecured Notes issued by Parent, (vii) the 7.000% 2028 Unsecured Notes issued by Parent and (vii) the 7.250% 2029 Unsecured Notes issued by Parent.

“Parent Indebtedness Release” means the unconditional release, in form and substance reasonably acceptable to Buyer, of all Business Companies and Transferred JVs from all guarantee, collateral, credit support or other obligations in respect of Parent Indebtedness, including the termination of any Liens on the assets or equity or membership interests of any Business Company or any Transferred JV in favor of any Parent Indebtedness and return of any physical or possessory collateral (including certificated equity or membership interests, promissory notes or other instruments) of any Business Company or Transferred JV held as security for any Parent Indebtedness to such Business Company or Transferred JV.

“Parent Related Party” means, collectively, (i) Parent, (ii) its Affiliates, (iii) its and their respective current, former and future general or limited partners, shareholders, members, controlling persons or Representatives and (iv) the respective successors and assigns of any of the foregoing persons.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for obligations not yet due or that are being contested in good faith by appropriate proceedings and, in each case, in respect of which adequate reserves are made in accordance with GAAP, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes, assessments or other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings and, in each case, in respect of which adequate reserves have been made in accordance with GAAP, (iv) Liens arising in connection with the Material Contracts in the ordinary course of business, (v) easements, covenants, conditions, rights-of-way leases, restrictions and other similar charges and encumbrances or other minor title defects that would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate, (vi) zoning, building, land use and other similar Laws that would not reasonably be expected to materially impair the continued use or operation of the assets to which they relate, (vii) Liens that have been placed by any developer, owner, landlord, lessor or other third party on any Leased Real Property, on any properties or assets owned by such party and leased to another party or with respect to which another party has easement rights, and any subordination or similar agreements relating thereto, (viii) Liens to secure landlords or lessors pursuant to the terms of any lease or license, (ix) nonexclusive licenses of Intellectual Property granted to customers or vendors, suppliers and service providers for the use by such customers of the Business’ products or services or the provision by such suppliers, vendors and service providers of services to the Business, in each case, entered into in the ordinary course of business, (x) Liens that will be released at or prior to the Closing, (xi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (xii) transfer restrictions under applicable Securities Laws, (xiii) Liens on cash that constitutes restricted cash or that is otherwise supporting any surety bonds, performance bonds, letters of credit or similar obligations and (xiv) other Liens that do not, individually or in the aggregate, materially impair the continued use and operation of the properties and assets to which they relate.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means (i) any data or information relating to an identified or identifiable natural person or that identifies, relates to or describes a particular natural person (including any part of such individual’s first and last names, home address, telephone number, email address, government issued identifier (including social security number, driver’s license number, passport number), credit card or other financial information, billing and transactional information, medical, health or insurance information, gender, date of birth, educational or employment information, and marital or other status, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies such natural person, or such natural person’s vehicle, browser or device), or (ii) any other data or information that is defined as “personal data”, “personally identifiable information”, “personal information” or similar defined term under any written privacy policy of Parent or any of its Affiliates or under any applicable Law.

“Pre-Closing Business Records” means Business Records relating to the period prior to the Closing.

“Pre-Closing Straddle Period” means the portion of the Straddle Period ending on the Closing Date.

“Pre-Closing Straddle Period Taxes” means the portion of any Taxes of the Business Companies that is allocable to the Pre-Closing Straddle Period, determined in accordance with the principles set forth in Section 5.12(a)(ii).

“Pre-Closing Taxes” means any Taxes of the Business Companies for any Pre-Closing Tax Period and shall include any Pre-Closing Straddle Period Taxes.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and any Pre-Closing Straddle Period.

“Privacy Laws” means all applicable Laws relating to the Processing, privacy or security of Personal Data, including, to the extent applicable, Section 5 of the Federal Trade Commission Act, the CAN-SPAM Act, the EU General Data Protection Regulation (EU) 2016/679 and all applicable laws implementing it (including as it was retained as domestic law in the United Kingdom following the United Kingdom’s exit from the EU, known as the “UK GDPR”), the California Consumer Privacy Act (and its regulations) and the Illinois Biometric Information Privacy Act.

“Process”, “Processing” or “Processed” means any operation or set of operations which is performed upon Business Data, by any means, such as collection, access, acquisition, recording, organization, storage, adaptation or alteration, retrieval, protection, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure, disposal, deletion, destruction or any other processing of such data.

“Real Estate Separation Agreements” means, collectively, those documents effectuating the real property transfers, assignments and novations, in each case, as more particularly described in Section 5.26 of the Parent Disclosure Letter.

“Redacted Fee Letter” means the fee letter from Debt Financing Sources redacted in a manner reasonably satisfactory to such Debt Financing Source; provided that such redactions do not relate to any conditions to funding or any other terms (including “market flex” provisions) that could adversely affect the conditionality, enforceability, availability, termination or aggregate amount of the Debt Financing or other funding being made available by such Debt Financing Source.

“Reference Time” means 11:59 p.m. (New York City time) on the day immediately preceding the Closing Date.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing into, or allowing to escape into or migrate through, the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Representatives” means with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective directors, managers, officers, direct or indirect equity holders, employees, accountants, consultants, attorneys, other advisors, agents and other representatives.

“Required Financial Information” means (a) (i) the audited combined balance sheet of the Business as at the end of, and the related audited combined statements of operations, comprehensive income, cash flows and changes in parent’s equity for (A) the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020 and (B) any subsequent fiscal year ended at least 90 days prior to the Closing Date, including in each case the notes thereto and (ii) the unaudited combined balance sheet of the Business as at the end of, and the related unaudited combined statements of operations, comprehensive income, cash flows and changes in parent’s equity for (A) the nine month period ended September 30, 2021 and (B) each subsequent fiscal quarter ended at least 45 days prior to the Closing Date (other than the fourth quarter of any fiscal year), in each case together with the corresponding period in the prior fiscal year and (b) (i) all other financial and other information regarding the Business reasonably requested by Buyer to permit Buyer and its Affiliates to prepare pro forma financial statements in accordance with Regulation S-X and/or Canadian Securities Laws as applicable and (ii) all other financial and other information regarding the Business reasonably requested by Buyer of the type and form customarily included in (A) an offering memorandum for private placements of non-convertible debt securities pursuant to Rule 144A promulgated under the Securities Act, including any information customarily included in the “management’s discussion and analysis” portion of offering memoranda for private placements of debt securities pursuant to Rule 144A promulgated under the Securities Act, or (B) any prospectus or offering memorandum for a public offering or private placement of securities pursuant to Canadian Securities Laws. Notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require Parent to provide (or be deemed to require Parent to prepare) any (1) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of debt securities pursuant to Rule 144A, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) historical financial statements or other information required by Rule 3-03(c), Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01(other than information regarding the amount and/or proportion of current assets, non-current assets, current liabilities, non-current liabilities, preferred stock, net revenues, gross profits, income (loss) from operations, net income (loss) EBITDA or other similar financial metrics prepared by the Acquired Business, attributable to guarantor entities (as a whole) as compared to non-guarantor entities (as a whole) that is customarily included in offering memoranda for private placements of non-convertible debt securities issued pursuant to Rule 144A, to the extent Parent is able to prepare and provide such information without undue burden (as reasonably determined by Parent in good faith)) or 13-02 of Regulation S-X under the Securities Act, (4) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (5)  related party disclosures or any segment reporting or disclosure, including any required by FASB Accounting Standards Codification Topic 280, (6) other information customarily excluded from an offering memorandum for private placements of debt securities pursuant to Rule 144A in a “Rule 144A-for-life” offering, (7) financial statements other than those set forth in clause (a) above (other than the Consolidating Financial Statements), or other financial data for any period earlier than the year ended December 31, 2018, (8) pro forma financial information, (9) projections or (10) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing.  The information described in clauses (1)-(10) of this definition is collectively referred to as the “Excluded Information”.

“Restricted Cash” means with respect to a Business Company, (a) any cash that is not immediately freely available for distribution to shareholders, members or equityholders (as applicable) of such Business Company or freely able to be used to settle the liabilities of such Business Company, in each case, as of the Closing and (b) an amount equal to (i) any applicable withholding and other Taxes imposed or that would be imposed on the distributions of any Cash of a Business Company outside of the U.S. (“Non-US Cash”) to Buyer by a Business Company (including any interim distributions from one Business Company to another Business Company), plus (ii) any reasonable and necessary out-of-pocket costs that would be incurred to lawfully repatriate to Buyer any Non-US Cash as of the day immediately following the Closing Date, plus (iii) any Non-US Cash not capable of being legally distributed to the equity holders of a Business Company as a cash dividend or a distribution out of share capital as of the Closing.

“Retained Benefit Plan” means each Benefit Plan to the extent it is not an Assumed Benefit Plan.

“Retained Business” means the business conducted by Parent, the other Sellers and their Affiliates, whether undertaken prior to or after the date hereof, other than the Business.

“Retained Liabilities” means (i) all obligations and liabilities to the extent arising out of, or relating to, the Retained Business (including the ownership or operation thereof), whether any such liability arises before or after the Closing, is known or unknown or is contingent or accrued; provided, however, that notwithstanding anything to the contrary herein, any obligation or liability that Buyer is required to indemnify pursuant to Section 5.03(e), 5.04 or 5.23(a) shall be an Assumed Liability, (ii) any Taxes of any person (other than a Business Company) for any taxable period for which a Business Company becomes liable as a result of being or having been at any time before Closing part of a consolidated, combined or unitary group or any group paying arrangements, (iii) all obligations and liabilities (including Taxes) of any Business Company to the extent arising out of, or relating to, the Internal Reorganization, and (iv) all obligations and liabilities to the extent arising out of, or relating to, the Retained Matter.

“Sanctioned Country” means Crimea, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria.

“Sanctioned Person” means (a) any Person located, organized, or resident in a Sanctioned Country, (b) any Person named on any OFAC sanctions list, including OFAC’s Specially Designated Nationals List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List, and (c) any other Person who is the subject or target of Sanctions.

“Sanctions” means all economic sanctions and regulations maintained by OFAC, including OFAC’s Specially Designated Nationals List, the Sectoral Sanctions Identifications List and the Foreign Sanctions Evaders List, economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United Nations Security Council, the European Union or her Majesty’s Treasury of the United Kingdom, and any other economic sanctions maintained by a jurisdiction in which the Business or any of the Business Companies does business or is otherwise subject to jurisdiction.

“SEC” means the Securities and Exchange Commission.

“Section 280G” means Section 280G of the Code and the regulations promulgated thereunder.

“Section 338 Forms” means all Tax Returns that are required to be submitted to any Federal, state or local Governmental Entity in connection with a Section 338(h)(10) Election or Section 338(g) Election.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means securities laws of any state, federal or national entity, whether U.S. or non-U.S., and the rules and regulations promulgated thereunder, including the Securities Act and the Exchange Act.

“Sellers” means (i) Parent, (ii) Scientific Games International, Inc., a Delaware corporation and (iii) SGP Holdco, Inc., a Delaware corporation.

“SG Entities” means Parent and its Subsidiaries.

“SGG” means SG Gaming, Inc., a Nevada company and a wholly-owned direct subsidiary of Parent.

“SGI” means Scientific Games, Inc., a Delaware company and a wholly-owned indirect subsidiary of Parent.

“Shared Contract” means any Contract (other than any Transaction Document) to which Parent or any of its Affiliates is party that relates to both the Business and the Retained Business.

“Software” means all (i) computer programs and applications and any other software (regardless of the stage of development or completion), including libraries, subroutines, protocols, toolsets, compilers, schematics, plugins, application programming interfaces (APIs) and other components thereof, whether in source code, object code or other form, (ii) computerized databases and other computerized compilations and collections of data or information, (iii) user interfaces, command structures, report formats, templates, menus, buttons and icons, in each case, relating to computer programs or other software, (iv) descriptions, flow charts, architectures, development tools and other materials used to design, plan, organize and develop any of the foregoing, and (v) all related specifications and documentation.

“Specified Benefit Plan” means those Benefit Plans identified with an asterisk on Section 2.12(a) of the Parent Disclosure Letter, which Benefit Plans shall be Retained Benefit Plans.

“Specified Intellectual Property” means the Patents, Trademarks and domain names set forth on Section 2.14(a) of the Parent Disclosure Letter.

“Specified Tax Act” means any of the following actions taken after the Closing by Buyer or any of its respective Affiliates, if such action would reasonably be expected to materially and adversely affect Parent or any member of the Parent Consolidated Group: (a) filing an amended Tax Return, or extending or waiving any statute of limitation for the period for assessment of any Taxes, with respect to a Pre-Closing Tax Period of a Business Company or otherwise in respect of the Business for a Pre-Closing Tax Period, (b) entering into any closing agreements or similar binding agreements with a Governmental Entity with respect to a Pre-Closing Tax Period of a Business Company or otherwise in respect of the Business for a Pre-Closing Tax Period or (c) except as provided for in Section 5.12, making any Tax election with respect to any Business Company or the Business, which election would be effective or have effect on or prior to the Closing Date (including, for the avoidance of doubt, an election pursuant to Section 338 or Section 336 of the Code).

“Steps Plan” means the steps plan set forth on Section 9.02(e) of the Parent Disclosure Letter.

“Stock Exchange” means the New York Stock Exchange.

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

A “Subsidiary” of any Person means any Person whose voting securities or other voting equity interests are owned directly or indirectly by such first Person in an amount that is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting equity interests, any Person for whom a majority of its equity interests are owned directly or indirectly by such first Person).

“Target Working Capital” means $192,300,000.

“Tax” means (a) any taxes, imposts, duties, withholdings, charges, fees, levies or other assessments imposed by any Governmental Entity, in each case in the nature of a tax, including any income, excise, property, sales, use, occupation, transfer, conveyance, payroll or other employment‑related tax, license, registration, ad valorem, value‑added, social charges, social security, national insurance (or other similar contributions or payments), franchise, estimated severance, stamp taxes, taxes based upon or measured by capital stock, capital gains, net worth or gross receipts, custom duties and other taxes, or any claims for, or that are based on, tax amounts pursuant to a European Union “state aid” claim or “false claims” act,  and together with any interest, penalties and additions imposed with respect thereto, and (b) any liability for the payment of any amounts described in clause (a) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group (including any arrangement for group or consortium relief or similar arrangement) for any period, or under contract, as a transferee or successor or otherwise by operation of law.

“Tax Law” means any law relating to Taxes.

“Tax Proceeding” means any audit, request for information, investigation, hearing, litigation, legal action or judicial contest relating to Taxes.

“Tax Return” means any return, declaration, statement, report, claim, schedule, form or information return filed or required or permitted to be filed with any taxing authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.

“Trade Laws” means all applicable customs, import and export Laws in jurisdictions in which the Business or any of the Business Companies does business or is otherwise subject to jurisdiction.

“Trademark Assignment and License Agreement” means that certain Trademark Assignment and License Agreement dated as of September 29, 2021, by and between Parent and SGI, as amended.

“Trademarks” means any word, name, symbol, color, designation or any combination thereof, whether registered or unregistered, including any trademark, trade dress, service mark, trade name, corporate name, logo, slogan, or any other designation of source or origin and all registrations and applications relating to each of the foregoing, as well as all goodwill associated therewith, connected thereto or symbolized thereby.

“Transaction Documents” means this Agreement, the Limited Guaranty, the Transition Services Agreement, the License Agreements, the iLottery Commercial Agreement, the Real Estate Separation Agreements and all other agreements, certificates and instruments executed and delivered by Buyer or Parent in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition and the Financing.

“Transferred Companies” means (i) Scientific Games, Inc., a Delaware corporation, (ii) Scientific Games Products, LLC, a Delaware limited liability company, (iii) Scientific Games Holdings Limited, an Irish company, (iv) Scientific Games Chile Limitada, a Chile limited liability company, (v) SG Gaming North America, Inc., a Nevada corporation, (vi) Sideplay Entertainment Limited, a company formed under the laws of Jersey, (vii) SGI Lottery LLC, a Delaware limited liability company, (viii) Scientific Games New Jersey, LLC, a Delaware limited liability company, (ix) MDI Entertainment, LLC, a Delaware limited liability company, and (x) Scientific Games Global Gaming S.à.r.l., a private limited liability company incorporated under the laws of the Grand Duchy of Luxembourg.

“Transferred Employee” means each Business Employee who as of the Closing Date is an employee of a Business Company or becomes an employee of Buyer, an Affiliate of Buyer or a Business Company by operation of Law.

“Transferred Equity Interests” means (i) all of the issued and outstanding equity interests in each of the Transferred Companies and (ii) all of the issued and outstanding equity interests in each of (A) Lotterie Nazionali S.r.l., a società a responsabilità limitata organized under the laws of the Republic of Italy, and (B) Consorzio Lotterie Nazionali, a consortium organized under the laws of the Republic of Italy, in each case held directly by Parent or another Seller immediately prior to Closing after giving effect to the Internal Reorganization.

“Transferred Intellectual Property” means (i) all Intellectual Property (other than Patents, Trademarks or domain names) that is primarily related to the Business and (ii) all Specified Intellectual Property, in each case to the extent owned by Parent or by an Affiliate of Parent (other than a Business Company) as of the Closing, together with (x) all rights (A) to sue and recover damages and obtain equitable relief for past, present and future infringement, misappropriation, dilution or other violation thereof, (B) to collect future royalties and payments thereunder, (C) to claim priority thereon under any Law, (D) to prosecute, register, maintain and defend such Intellectual Property before any public or private agency, government or registrar, and (E) to fully stand in the place of Parent or its Affiliates, as applicable, in all material respects thereto, and (y) the goodwill of the business connected with or symbolized by any Trademarks included therein.

“Transferred JVs” means (i) Northstar SupplyCo New Jersey, LLC, a New Jersey limited liability company, (ii) Northstar New Jersey Lottery Group, LLC, a New Jersey limited liability company, (iii) Hellenic Lotteries – Societe Anonyme, a société anonyme organized under the laws of Greece, (iv) Happy Sun Technologies Ltd., a company organized under the laws of the British Virgin Islands, (v) Beijing CITIC Scientific Games Technology Co., Ltd., a company incorporated in and under the laws of the People’s Republic of China, (vi) Lotterie Nazionali S.r.l., a società a responsabilità limitata organized under the laws of the Republic of Italy, (vii) Estrela Instantanea Loteria SPE S.A., a sociedade por ações organized under the laws of Brazil and (viii) Consorzio Lotterie Nazionali, a consortium organized under the laws of the Republic of Italy.

“willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

SECTION 9.03.          Interpretation.  The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Annexes, Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States.  All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.  Unless the context requires otherwise (i) any definition of or reference or citation to any Law, agreement, instrument or other document herein shall be construed as referring or citing to such Law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) this Agreement shall be deemed to have been drafted by Buyer and Parent, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (vii) the word “or” shall not be exclusive, (viii) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (ix) the phrases “provided”, “delivered”, or “made available” or words of similar import, when used in this Agreement, shall mean that the information has been posted in the “data room” (virtual) hosted by Datasite and established by Parent or its Representatives and to which Buyer and its Representatives have had access prior to the date of this Agreement, and (x) the term “Business Companies” shall include the Transferred JVs for the purposes of the representations and warranties in Section 2.01, Section 2.02, Section 2.05(a), Section 2.06, Section 2.07, Section 2.09(a), Section 2.20, Section 2.21, and Section 2.23; provided that with respect to the Transferred JVs such representations and warranties shall be deemed to be made to the actual knowledge of the individuals set forth on Section 9.02(d) of the Parent Disclosure Letter.

SECTION 9.04.          Amendment.  This Agreement may be amended by the parties hereto at any time by an instrument in writing signed on behalf of each of the parties hereto.  Notwithstanding anything to the contrary contained herein, Section 7.02(c), Section 9.08, Section 9.09, Section 9.10, Section 9.11, Section 9.12, Section 9.13, Section 9.15 and this Section 9.04 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to any Debt Financing Source Party without the prior written consent of such Debt Financing Sources.

SECTION 9.05.          Extension; Waiver.  At any time prior to the Closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.06.          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.  Notwithstanding the foregoing in this 9.06 or anything else in this Agreement to the contrary, it is the intention of the parties hereto that the remedies and limitations on remedies contained in Section 7.02(b), Section 7.02(c), Section 7.02(d), Section 9.11 and Section 9.13 are an integral part of this Agreement and that such remedies and limitations on remedies shall not be severable in any manner that increases a party’s or any of its related parties’ liability or obligations hereunder or under the Equity Commitment Letter or the Limited Guaranty.

SECTION 9.07.          Counterparts.  This Agreement may be executed (including by electronic mail, in .pdf form or by any other electronic means) in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.08.          Entire Agreement; Third-Party Beneficiaries.  This Agreement, together with the other Transaction Documents, the Confidentiality Agreement and the Financing Commitments, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 5.05, Section 9.04, Section 9.09, Section 9.10, Section 9.11, Section 9.12, Section 9.13, Section 9.14, Section 9.15, Section 9.17, Article VIII (with respect to the Buyer Indemnitees and the Seller Indemnitees) and this Section 9.08 is not intended to confer upon any Person other than the parties any rights or remedies, it being understood that (i) the Persons released pursuant to Section 9.14 shall have the right to enforce their respective rights under Section 9.14, (ii) from and after the Closing, the Indemnitees shall be third-party beneficiaries of the provisions of Section 5.05 and shall have the right to enforce their respective rights thereunder, (iii) each Existing Counsel is a third-party beneficiary of Section 9.17 and shall have the right to enforce its rights thereunder and (iv) the Debt Financing Source Parties shall be express third-party beneficiaries of, and shall have the right to enforce their respective rights under, Section 7.02(c), Section 9.04, Section 9.09, Section 9.10(c), Section 9.11, Section 9.12, Section 9.13, Section 9.15 and this Section 9.08.  To the extent that the terms of the Confidentiality Agreement conflict with the terms of this Agreement, the terms of this Agreement shall prevail.

SECTION 9.09.          Governing Law.  This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided that, notwithstanding the foregoing, any matters, claims or causes of action (whether in contract or tort) related to or arising out of the Debt Financing, the Debt Financing Commitments, the definitive agreements with respect to the Debt Financing or the performance thereof shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the laws of any other jurisdiction that might be applied because of the conflicts-of-laws principles of the State of New York.

SECTION 9.10.          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void; provided that (a) Parent may assign its right to receive some or all of the Closing Date Amount to any other Seller, (b) Buyer may assign its rights and obligations under this Agreement to one or more of its Affiliates (provided, that no such assignment shall relieve Buyer of any of its obligations under this Agreement), and (c) Buyer may assign its rights, but not its obligations, hereunder to one or more customary secured parties providing financing to Buyer as collateral in connection with the Debt Financing.

SECTION 9.11.          Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise (other than proof of breach), this being in addition to any other remedy to which they are entitled at law or in equity.  The right of specific enforcement is an integral part of the Transactions and without that right, neither Parent nor Buyer would have entered into this Agreement.  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.11 shall not be required to provide any bond or other security in connection with any such order or injunction, and no party shall contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.  Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that Parent shall be entitled to specific performance in connection with enforcing Buyer’s obligations to cause the Equity Financing to be funded to fund the payments under Article I and to effect the Closing (but not the right of Parent to injunctions, specific performance or other equitable remedies for any other reason) only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.01 and Section 6.02 have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided such conditions are capable of being satisfied as of such date) or waived at the time when the Closing would have been required to occur, but for the failure of the Equity Financing to be funded; (ii) Buyer has failed to complete the Closing on the date the Closing should have occurred in accordance with Section 1.02; (iii) the Debt Financing has been funded in full or the Debt Financing Sources providing such Debt Financing have irrevocably confirmed in writing that such Debt Financing will be funded in full at the Closing if the Equity Financing is funded at the Closing; and (iv) Parent has irrevocably confirmed in writing that all of the conditions set forth in Section 6.01 and Section 6.03 have been satisfied (or waived) and if specific performance is granted and the Equity Financing and the Debt Financing is funded, then it would take such actions required of it under this Agreement to cause the Closing to occur and will consummate the Closing.

SECTION 9.12.          Jurisdiction; Consent to Service of Process.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware, or, if (and only if) the Court of Chancery of the State of Delaware finds it lacks subject matter jurisdiction, the federal court of the United States sitting in Delaware, or, if (and only if) the federal court of the United States sitting in Delaware finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware, and appellate courts thereof, (iv) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or the Transactions (including any Action related to or arising out of the Debt Financing, the Debt Financing Commitments, the definitive agreements with respect to the Debt Financing or the performance thereof), (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 9.01.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware.  The parties hereto agree that a final judgment in any such Action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any Action against any Debt Financing Source Party related to or arising out of this Agreement, the Debt Financing, the Debt Financing Commitments, any transactions contemplated thereby, the definitive agreements with respect to the Debt Financing or the performance thereof in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court.

SECTION 9.13.          No Recourse Against Nonparty Affiliates.  Notwithstanding anything to the contrary in this Agreement, claims, obligations, liabilities or causes of action or any other Action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Transaction Document, or the negotiation, execution or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Transaction Document), may be made only against (and are those solely of) the entities that are expressly identified as parties on the signature pages to this Agreement or the other applicable Transaction Document (each, a “Contracting Party”) and then only with respect to the specific obligations set forth herein (with respect to the parties to this Agreement) or therein (with respect to the parties to such other Transaction Document).  Notwithstanding anything to the contrary in this Agreement, no Person who is not a Contracting Party with respect to this Agreement or any other Transaction Document, as applicable, including any, member, limited or general partner, unitholder, stockholder or Representative or any other Buyer Related Party Debt Financing Source Party or Parent Related Party, as applicable, of any Contracting Party who is not itself a Contracting Party (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Transaction Document, as applicable, or based on, in respect of, or by reason of this Agreement or such other Transaction Document, as applicable, or its negotiation, execution, performance or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates.  Without limiting the foregoing notwithstanding anything to the contrary, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any other Transaction Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any other Transaction Document. Nothing in this Section 9.13 will limit any rights any Buyer Related Party (in its capacity as such) may have in respect of its Debt Financing Sources (in their respective capacities as such).

SECTION 9.14.          Release.  Effective as of the Closing, each of Parent and Buyer, on behalf of itself and each of its Subsidiaries and Affiliates and each of their current and former members, limited or general partners, unitholders, stockholders and Representatives hereby irrevocably and unconditionally releases and forever discharges the other party and its respective Affiliates, and their respective former, current and future members, limited or general partners, unitholders, stockholders or Representatives (including each current and former director, manager or officer of any Business Company), from any and all claims, causes of action, suits, proceedings, or liabilities whatsoever, whether in law or in equity or granted by statute, arising out of, or relating to, or accruing from (a) the organization, management or operation of the Business or the Business Companies or their relationship with the Business Companies, in each case relating to any matter, occurrence, action or activity on or prior to the Closing, (b) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any other Transaction Document) or (c) any information (whether written or oral), documents or materials furnished in connection with the Transactions, except for, in the case of the release by Buyer, the Retained Liabilities and, in the case of the release by Parent, the Assumed Liabilities; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person (i) for claims involving Fraud, (ii) with respect to claims against a party to this Agreement or any other Transaction Document in regards to covenants or agreements contained herein or therein that by their terms contemplate performance following the Closing or otherwise expressly by their terms survive the Closing, to the extent of such survival in accordance with their terms, (iii) under any other written Contract between such Person, on the one hand, and Parent, Buyer or any of their respective Representatives, on the other hand, that is not terminated at the Closing or (iv) with respect to claims against directors, managers or officers of any Business Company concerning any violations of Law or willful misconduct or any counterclaims against such Person in respect of any requests for indemnification by such Person.

SECTION 9.15.          Full Exculpation.  Notwithstanding anything to the contrary contained herein, no Parent Related Party shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Transactions, and no Parent Related Party shall seek to recover any money damages against any Debt Financing Sources; provided that the foregoing will not limit the rights of Buyer or any other party to the Debt Financing under the Debt Financing Commitments thereto.  No Debt Financing Source shall have any rights or claims against any Parent Related Party in connection with this Agreement, the Debt Financing or the Transactions, in each case, whether at law or equity, in contract, in tort or otherwise.

SECTION 9.16.          No Other Duties.  The only duties and obligations of the parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, law or equity, or under any principle of fiduciary obligation.

SECTION 9.17.          Legal Representation.  (a)  Each of the parties to this Agreement acknowledges and agrees that (i) Brownstein Hyatt Farber Schreck, LLP, (ii) Cravath, Swaine & Moore LLP, (iii) Herbert Smith Freehills and (iv) Skadden, Arps, Slate, Meagher & Flom LLP (collectively, “Existing Counsel”) may have acted as counsel for Parent, any of the other Sellers or the Business Companies and/or their respective Affiliates in connection with this Agreement and the Transactions (the “Acquisition Engagement”).

(b)          Each of the parties to this Agreement acknowledges and agrees that all confidential communications between Parent, any of the other Sellers or the Business Companies and/or their respective Affiliates, on the one hand, and Existing Counsel, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to Parent, and shall not pass to or be claimed, held or used by Buyer or the Business Companies or any of their respective Subsidiaries after the Closing.  Accordingly, Buyer shall not have access to any such communications, or to the files of Existing Counsel relating to the Acquisition Engagement, whether or not the Closing occurs.  Without limiting the generality of the foregoing, after the Closing, (i) to the extent that files of Existing Counsel in respect of the Acquisition Engagement constitute property of the client, only Parent and its Affiliates (other than the Business Companies) shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or the Business Companies or any of their respective Subsidiaries by reason of any attorney-client relationship between Existing Counsel and Parent or otherwise.  If and to the extent that, at any time after the Closing, Buyer or any of its Affiliates (including after the Closing, the Business Companies) shall have the right to assert or waive any attorney-client privilege with respect to any communication between Parent, any of the other Sellers or the Business Companies or any of their respective Affiliates and Existing Counsel that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Affiliates (including after the Closing, the Business Companies or any of their Subsidiaries), shall be entitled to waive such privilege only with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(c)          Each of the parties to this Agreement acknowledges and agrees that Existing Counsel may continue to represent Parent or its Affiliates in future matters.  Accordingly, Buyer, on behalf of itself and its Affiliates (including after the Closing, the Business Companies and any of their Subsidiaries), expressly: (i) consents to Existing Counsel’s representation of Parent or any of its Affiliates  in any matter, including any post-Closing matter in which the interests of Buyer or the Business Companies or any of their respective Affiliates, on the one hand, and Parent or its Affiliates, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised Parent or its Affiliates; and (ii) consents to the disclosure by Existing Counsel to Parent or its Affiliates of any information learned by Existing Counsel in the course of its representation of Parent, any of the other Sellers or the Business Companies and/or their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection or Existing Counsel’s duty of confidentiality. Notwithstanding the foregoing, after the Closing, (i) neither Parent nor its Affiliates shall reveal or disclose any attorney-client communications or file or waive any attorney-client privilege between Existing Counsel and the Business Companies or attorney-client privilege that otherwise would have been held by the Business Companies other than in connection with the enforcement or defense of Parent’s rights or obligations under this Agreement or the other Transaction Documents and (ii) in the event of a dispute between Buyer and its Affiliates (including the Business Companies), on the one hand, and a Person other than Parent and its Affiliates, on the other hand, Buyer may assert the attorney-client privilege to prevent the disclosure of such communications or files by Existing Counsel, Parent and its Affiliates to such Person; provided, however, that Buyer may not waive such privilege without the prior written consent of Parent.

(d)          After the Closing, the Business Companies and their Subsidiaries shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by Buyer, any Business Company or any of their respective Subsidiaries to represent such company after the Closing.  Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(e)          Buyer and Parent consent to the arrangements in this Section 9.17 and agree to take, and to cause their Affiliates to take, all steps reasonably necessary to implement the intent of this Section 9.17 and not to take or cause their Affiliates to take positions contrary to the intent of this Section 9.17.  Buyer and Parent further agree that each Existing Counsel is a third-party beneficiary of this Section 9.17.

SECTION 9.18.          Obligations of Parent.  Whenever this Agreement requires the Sellers or the Business Companies or Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause the Sellers or the Business Companies or Parent’s other Affiliates to take such action.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above.

BCP ACQUISITIONS LLC,

By:	/s/ Kristen Haase
	Name:	Kristen Haase
	Title:	Senior Vice President & Secretary

SCIENTIFIC GAMES CORPORATION,

By:	/s/ Barry L. Cottle
	Name:	Barry L. Cottle
	Title:	President and Chief Executive Officer

INDEX OF DEFINED TERMS

401(k) Employees	Section 9.02
401(k) Transfer Amounts	Section 5.04(f)(ii)
401(k) Transition Date	Section 5.04(f)(i)
Accounting Principles	Section 9.02
Acquisition	Recitals
Acquisition Engagement	Section 9.17(a)
Acquisition Proposal	Section 9.02
Action	Section 2.06(a)
Additional Marks and Domains	Section 5.23(d)
Adjustment Amount	Section 9.02
Affiliate	Section 9.02
Affiliate Contract	Section 9.02
Agreement	Preamble
Allocation Schedule	Section 1.01(b)
Antitrust Laws	Section 9.02
Applicable Business Organization Law	Section 9.02
Applicable Lottery Law	Section 9.02
Asset Allocations	Section 1.01(c)
Assumed Benefit Plan	Section 9.02
Assumed Liabilities	Section 9.02
Automatic Transfer Employee	Section 9.02
Available Insurance Policies	Section 5.21(b)
BBU	Section 9.02
BBU Financing	Section 9.02
BBU Filing Documents	Section 9.02
Benefit Plan	Section 9.02
Benefits Transition Date	Section 9.02
Brand License Agreement	Recitals
Brookfield	Section 9.02
Business	Recitals
Business Companies	Section 9.02
Business Companies Relevant Licenses	Section 9.02
Business Data	Section 9.02
Business Day	Section 9.02
Business Employee	Section 9.02
Business Expenses	Section 9.02
Business Financial Assurances	Section 5.23(b)
Business Intellectual Property	Section 9.02
Business IT Systems	Section 9.02
Business Material Adverse Effect	Section 9.02
Business Records	Section 9.02
Business Software	Section 2.14(f)

Business Subsidiaries	Section 9.02
Buyer	Preamble
Buyer 401(k) Plan	Section 5.04(f)(i)
Buyer FSA Plan	Section 5.04(h)
Buyer Indemnitees	Section 8.02
Buyer Material Adverse Effect	Section 9.02
Buyer Related Party	Section 9.02
Canadian Securities Laws	Section 9.02
CARES Act	Section 9.02
Cash	Section 9.02
Claim	Section 8.04
Closing	Section 1.02
Closing Cash	Section 9.02
Closing Date	Section 1.02
Closing Date Amount	Section 1.03
Closing Indebtedness	Section 9.02
Closing Statement	Section 1.04(b)
Closing Working Capital	Section 9.02
Code	Section 9.02
Collective Bargaining Agreements	Section 9.02
Competing Business	Section 5.28(a)
Compliant	Section 9.02
Confidential Rating Agency Information	Section 5.03(h)
Confidential Trade Secrets	Section 2.14(g)
Confidentiality Agreement	Section 4.02
Consent	Section 2.05(b)
Contract	Section 9.02
Contracting Party	Section 9.13
Contributor	Section 2.14(g)
Coverage Claims	Section 5.21(b)
COVID-19	Section 9.02
COVID-19 Measures	Section 9.02
Damages	Section 9.02
DC Transfer Amounts	Section 5.04(g)(ii)
Debt Commitment Letter	Section 3.04
Debt Financing	Section 3.04
Debt Financing Commitments	Section 3.04
Debt Financing Sources	Section 3.04
Debt Financing Source Parties	Section 9.02
Deferred Payroll Taxes	Section 9.02
Directive	Section 5.04(j)
Disabling Code	Section 2.14(i)
effect	Section 9.02
Enforceability Exceptions	Section 2.02
Environmental Laws	Section 9.02

Environmental Permits	Section 9.02
Equity Financing	Section 3.04
Equity Financing Commitment	Section 3.04
Equity Financing Sources	Section 3.04
ERISA	Section 9.02
Estimated Adjustment Amount	Section 9.02
Estimated Business Expenses	Section 1.04(a)
Estimated Closing Cash	Section 1.04(a)
Estimated Closing Indebtedness	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Closing Working Capital	Section 1.04(a)
Exchange Act	Section 9.02
Excluded Information	Section 9.02
Existing Counsel	Section 9.17(a)
Filings	Section 2.05(b)
Final Adjustment Amount	Section 9.02
Final Asset Allocations	Section 1.01(c)
Financial Statements	Section 9.02
Financing	Section 3.04
Financing Commitments	Section 3.04
Financing Purposes	Section 3.04
Financing Sources	Section 3.04
Foreign Antitrust Approval	Section 5.02(a)(ii)
Foreign Antitrust Laws	Section 2.05(b)
Fraud	Section 9.02
FSA Employee	Section 9.02
FSA Transition Date	Section 5.04(h)
GAAP	Section 9.02
Governmental Entity	Section 2.05(b)
Hazardous Substances	Section 9.02
HSR Act	Section 2.05(b)
iLottery	Recitals
iLottery Commercial Agreement	Section 9.02
Indebtedness	Section 9.02
Indemnified Party	Section 8.04
Indemnifying Party	Section 8.04
Indemnitee	Section 5.05(a)
Indemnitees	Section 5.05(a)
Independent Expert	Section 1.04(b)
Intellectual Property	Section 9.02
Intercompany Accounts	Section 9.02
Internal Reorganization	Section 9.02
International Buyer DC Plans	Section 5.04(g)(i)
International DC Employee	Section 9.02
International DC Transition Date	Section 5.04(g)(i)

International Parent DC Plan	Section 9.02
Key Customers	Section 2.18
Key Suppliers	Section 2.18
Knowledge of Buyer	Section 9.02
Knowledge of Parent	Section 9.02
Law	Section 2.05(a)
Leased Real Property	Section 2.11(a)
License Agreements	Recitals
Liens	Section 2.05(a)
Limited Guaranty	Section 3.06
Lottery Approvals	Section 9.02
Lottery Regulatory Authority	Section 9.02
Marketing Period	Section 9.02
Material Contracts	Section 2.17(a)
Nonparty Affiliates	Section 9.13
Non-US Cash	Section 9.02
Notice of Disagreement	Section 1.04(b)
OFAC	Section 9.02
Open Source Code	Section 9.02
Order	Section 2.05(a)
Outside Date	Section 7.01(b)(i)
Owned Intellectual Property	Section 9.02
Owned Real Property	Section 2.11(b)
Pandemic Response Law	Section 9.02
Parent	Preamble
Parent 401(k) Plan	Section 9.02
Parent Consolidated Group	Section 9.02
Parent Consolidated Tax Return	Section 9.02
Parent Disclosure Letter	Section 9.02
Parent Financial Assurances	Section 5.24(a)5.23(a)
Parent FSA Plan	Section 9.02
Parent Indebtedness	Section 9.02
Parent Indebtedness Release	Section 9.02
Parent Related Party	Section 9.02
Patent License Agreement	Recitals
Patents	Section 9.02
PCI DSS	Section 9.02
Permitted Liens	Section 9.02
Person	Section 9.02
Personal Data	Section 9.02
Post-Closing Covenants	Section 8.01
Pre-Closing Business Records	Section 9.02
Pre-Closing Covenants	Section 8.01
Pre-Closing Straddle Period	Section 9.02
Pre-Closing Straddle Period Taxes	Section 9.02

Pre-Closing Tax Period	Section 9.02
Pre-Closing Taxes	Section 9.02
Privacy Laws	Section 9.02
Privacy Obligations	Section 2.15(a)
Process	Section 9.02
Purchase Price	Section 1.01(a)
Real Estate Separation Agreements	Section 9.02
Redacted Fee Letter	Section 9.02
Reference Time	Section 9.02
Registered Business Intellectual Property	Section 2.14
Regulation S-K	Section 9.02
Release	Section 9.02
Remedy Actions	Section 5.02(f)
Representatives	Section 9.02
Required Financial Information	Section 9.02
Required Lottery Approvals	Section 6.01(b)
Restricted Cash	Section 9.02
Retained Benefit Plan	Section 9.02
Retained Business	Section 9.02
Retained Liabilities	Section 9.02
Retained Matter	Section 5.07(a)
Sanctioned Country	Section 9.02
Sanctioned Person	Section 9.02
Sanctions	Section 9.02
SEC	Section 9.02
Section 280G	Section 9.02
Section 338 Forms	Section 9.02
Section 338(g) Elections	Section 5.12(d)
Section 338(h)(10) Elections	Section 5.12(d)
Section 5.05 Claim	Section 5.05(c)
Securities Act	Section 9.02
Securities Laws	Section 9.02
Security Risk Assessment	Section 2.15(g)
Seller Indemnitees	Section 8.03
Sellers	Section 9.02
Severance Obligations	Section 5.04(e)
SG Entities	Section 9.02
SGI	Section 9.02
Shared Contract	Section 9.02
Software	Section 9.02
Solvent	Section 3.05
Specified Benefit Plan	Section 9.02
Specified Intellectual Property	Section 9.02
Specified Tax Act	Section 9.02
Sponsor	Section 3.06

Standalone Business Plan	Section 4.01(b)(xxiv)
Steps Plan	Section 9.02
Stock Exchange	Section 9.02
Straddle Period	Section 9.02
Subsidiary	Section 9.02
Substitute Financing	Section 5.03(d)
Target Working Capital	Section 9.02
Tax	Section 9.02
Tax Law	Section 9.02
Tax Proceeding	Section 9.02
Tax Return	Section 9.02
Termination Fee	Section 7.02(b)
Trade Laws	Section 9.02
Trade Secrets	Section 9.02
Trademarks	Section 9.02
Transaction Documents	Section 9.02
Transaction-Related Matters	Section 7.02(c)
Transactions	Section 9.02
Transfer Regulations	Section 5.04(j)
Transfer Taxes	Section 5.12(f)
Transferred 401(k) Liabilities	Section 5.04(f)(ii)
Transferred Companies	Section 9.02
Transferred DC Liabilities	Section 5.04(g)(ii)
Transferred Employee	Section 9.02
Transferred Equity Interests	Section 9.02
Transferred FSA Balances	Section 5.04(h)
Transferred Intellectual Property	Section 9.02
Transferred JVs	Section 9.02
Transition Services Agreement	Recitals
willful and material breach	Section 9.02